EXHIBIT 99.3

ICON plc and Subsidiaries

Consolidated Financial Statements

Year ended 31 December 2021

Registered number    145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Ciaran Murray (Irish – Chair)
Dr. Steve Cutler (Australian – Chief Executive Officer)
Rónán Murphy (Irish – Non-Executive)
Prof. Hugh Brady (Irish – Non-Executive)
Dr. John Climax (Irish – Non-Executive)
Joan Garahy (Irish – Non-Executive)
Prof. William Hall (Irish – Non-Executive)
Eugene McCague (Irish – Non-Executive)
Julie O'Neill (Irish – Non-Executive)
Mary Pendergast (American – Non-Executive)
Colin Shannon (Scottish - Non-Executive)
Dr. Linda Grais (American - Non-Executive)

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditor	KPMG
1 Stokes Place
St. Stephen’s Green
Dublin 2

Solicitors	A & L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

Cahill Gordon & Reindel LLP
32 Old Slip
New York
NY 10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Campus
Dublin 24

Bankers	Citibank
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY 10004
USA

Directors’ Report
The Directors present their report and audited Consolidated and Company Financial Statements of ICON plc (“the Company”, “ICON”, "we", "our" or "us"), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”), with the Company and the Subsidiaries being together (“the Group”) for the year ended 31 December 2021.

The Company’s ordinary shares are traded on the NASDAQ market. The Company is considered a foreign private issuer in the US and accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These Consolidated and Company Financial Statements (together “the financial statements”) for the year ended 31 December 2021 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law. In addition to the Consolidated Financial Statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F (under U.S. GAAP) is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 151 to 154 of this annual report.

Principal activities, business review and future developments

ICON is a clinical research organisation (“CRO”), founded in Dublin, Ireland in 1990. Since then we have grown significantly to become a leading global provider of outsourced development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions.

We are a public limited company in Ireland and operate under the Irish Companies Act 2014, as amended (the "Companies Act"). Our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000. Our website is www.iconplc.com.

The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our service offering includes clinical development, functional outsourcing and laboratory services. Our clinical development services include all phases of development (Phases I-IV), peri and post approval, data solutions and site and patient access services. Our laboratory services include a range of high value testing services, including bionanalytical, biomarker, vaccine, good manufacturing practice ('GMP') and central laboratory services. We also offer full-service and functional service partnerships to our customers. The Group’s vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

Since ICON was founded, the Company has expanded through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to broaden the service portfolio and add scale to existing services. On 1 July 2021, the Company completed the Acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). Upon completion of the Acquisition, PRA and its subsidiaries became wholly owned subsidiaries within the ICON Group. The financial statements presented herein reflect the results of the combined Company for the six month period since the Merger completion on 1 July 2021. The results of PRA in the period prior to 1 July 2021 are not reflected in these financial statements, other than where clearly stated and required by IFRS.

The acquisition of PRA has transformed the scale and capabilities of the Company. The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

The Group believes that it is one of a select number of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At 31 December 2021, the Group had approximately 38,330 employees, in 142 locations in 53 countries, creating one of the world's most advanced healthcare intelligence and clinical research organisations. During the year ended 31 December 2021, the Group derived approximately 47.0%, 46.5% and 6.5% of its revenue in the United States, Europe and Rest of World, respectively.

Directors’ Report (continued)
We have achieved strong growth since our foundation, as a global provider of outsourced development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. We focus our innovation on those factors that are critical to our clients - reducing time to market, reducing cost and increasing quality. Our global team has extensive experience in a broad range of therapeutic areas. ICON has been recognised as one of the world's leading CROs through a number of high-profile industry awards.

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

One consequence of the drive to accelerate time to market will be increased emphasis on making existing drug development phases more seamless, through the use of techniques such as adaptive trial designs to filter the most promising compounds and test these in parallel in several therapeutic indications or with other drug combinations.

Regulatory and reimbursement pressures will increase the emphasis on late stage (post marketing) research, while increasing requirements to demonstrate the economic value of new treatments. As a result, outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long-term which in turn should create further growth opportunities for both biopharma companies and their outsource development partners.

We expect that continued outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models. More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Delivery of our mission and strategy is focused on our four strategic pillars, being (i) Patient Access & Engagement (ii) Career Development & Employer of Choice (iii) Enduring Customer Partnerships and (iv) Healthcare Intelligence & Applied Innovation.

Directors’ Report (continued)
Our strategy is focused on the following areas:

Patient Access & Engagement

ICON has a focused patient, site and data strategy, which is helping us to improve site identification, study placement and patient recruitment and retention.

Accellacare is ICON's global clinical research network offering customers a wide range of stand-alone and integrated solutions at the site or in patients' homes as part of decentralised trials. Our patient centric approach accelerates study start-up and increases patient recruitment and retention for pharmaceutical, biotechnology and medical device industries.

The Accellacare Site Network encompasses more than 150 sites across 8 countries and incorporates PMG Research in the US and MeDiNova Research in EMEA. Accellacare offers a quality focused clinical research infrastructure delivering value and benefits to sponsors. Accellacare supports customers with faster start-up - site selected to site initiation visit is on average 30% faster and it achieves an average of 40% more patients per site when compared to other sites.

Accellacare In-Home Services takes study visits directly to patients where they live, work, study or play in all phases and therapeutic areas of clinical trials. By bringing trial visits directly to patients, we ease the burden of participating in clinical research to increase patient recruitment, retention and diversity. Accellacare In-Home Services has experience in more than 400 clinical trials, tailoring our services to fit each study's specific requirements across more than 55 countries. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare we are committed to delivering on the promise of patient centricity in clinical research. This is also providing investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

In 2021, Accellacare entered new partnerships with six research sites across four countries, expanding its global footprint and capabilities. Through these new partnerships, Accellacare is also enhancing its capability in the central nervous system (CNS) and immune-inflammation therapeutic areas.

The expansion of the Accellacare Site Network increases access and engagement with investigative sites and its patients, with the goal of faster recruitment and reducing the overall time and cost associated with drug development for customers. Accellacare now has access to more than 9 million patients.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing the drug development industry today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrolment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through the use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our Accellacare and Oncacare site network alliances enhances our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and healthcare systems in all major global research markets. In partnership with others we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualisation and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. One Search is delivering on enrolment performance, speed of start-up and quality, which supports better site selection.

Directors’ Report (continued)
Career Development & Employer of choice

People have long been central to our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We encourage our people to bring flexibility, innovation, and determination to every situation. By doing so, our people can build exciting and rewarding careers, and deliver results to bring life-changing medicines to market and to maintain our success as an industry leader.

Our leadership and talent programmes contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

We aim to be an industry leader: a company where talented people come to do important work, a place where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. We nurture a culture of development and aim to boost engagement by supporting our people’s growth, both personally and professionally. We are dedicated to finding opportunities for our employees to grow and develop.

Our success depends on the knowledge, capabilities, and quality of our people. To improve their skills, we are committed to providing continuous learning. This commitment is underpinned by clearly defined competencies, which offer employees a clear path along which to develop skills and advance their careers.

To support employees at every stage of their career journeys, training and development programmes are aimed at advancing scientific, technical, and business knowledge. Programmes include tailored Clinical Research Associate (CRA) academies and a range of project management curricula, therapeutic-focused programmes, and people leader development programmes.

Enduring Customer Partnerships

We continue to focus on expanding and deepening our partnerships with existing customers, while also developing new customer relationships.

Strategic client relationships will increasingly manifest themselves in many different forms. Many of these relationships will require innovative forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service solution. To support this objective, we continue to evolve our collaboration and delivery models, invest in technology that will enable closer data integration across our service areas and enhance our project and programme management capabilities.

To meet the evolving needs of both our existing and new clients we continue to boost our capabilities through both organic service development and targeted acquisitions.
During the year, we continued to augment our scientific and therapeutic expertise to support our customers in specific areas including oncology, orphan and rare diseases, CNS, dermatology, infectious disease and women's health. During 2020 and 2021, ICON mobilised its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimise infection. In addition, the Company is currently providing clinical monitoring and safety oversight on numerous COVID-19 trials for both the private and government sectors.
ICON mobilised a large global team of therapeutic and operational specialists to partner on the implementation of Pfizer‘s and BioNTech’s strategic plan and framework for the monitoring of the COVID-19 vaccine trial, which included a high level of remote clinical monitoring and source data verification in addition to on-site monitoring, safeguarding data quality and integrity in the evolving pandemic environment. The team combined the benefits of full service and functional service provider clinical operating models to increase efficiency and ensure rapid study start-up.
ICON worked with 153 sites in the US, Europe, South Africa and Latin America to ensure the recruitment of more than 44,000 trial participants over a four month period in late 2020. ICON provided site training, document management and operational support for patient Informed Consent Form review, coordinated eConsent in most countries, and assisted with clinical supply management services. ICON achieved unprecedented trial timelines, while maintaining high standards of quality, undertaken in response to the pandemic required collaboration and strong communication between the ICON and companies’ project teams.

We continue to target growth in under-penetrated CRO market segments. Penetration within medical device companies has lagged in comparison to that of bio-pharma firms but is beginning to accelerate. EU regulatory reform enacted in 2017 is a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations and post-sale surveillance. In early 2020, the Group acquired MedPass which has further enhanced our value offering in this area.

Directors’ Report (continued)
We also invested significantly in our site and patient network (Accellacare), and consider our expertise and offering in this area as one of our strategic pillars effective from 2021.

Healthcare Intelligence & Applied Innovation
Innovation at ICON is focused on the factors that are critical to our clients. We develop integrated technologies to significantly enhance the efficiency and productivity of clients’ drug and device development programmes, providing true transparency across all areas of a study.

ICON is focused on applying innovation that can help our customers improve their development outcomes. We are focusing this innovation in three critical areas: improving clinical trial design and execution; ensuring faster and more predictable patient recruitment; and evolving clinical trials to be more patient centric which includes data collection and analysis directly from patient’s digital devices. Our approach to developing solutions to these challenges incorporates partnering with best in class technology providers but is also supported by a suite of differentiated ICON proprietary technologies.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities, we continue to develop innovative partnerships with providers of real world data including TriNetX.

Firecrest is ICON’s proprietary comprehensive site performance management system. It is a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to investigative sites. It allows site behaviour to be tracked to ensure training is understood, procedures are being followed and that timelines and study parameters are met. It can significantly reduce the number of data queries originated from investigator sites. Firecrest is now integrated into the ICON Safety Reporting Solution and provides a new Site Question Management Tool.

ICON has also developed a patient engagement platform to support improved patient experience & enrolment in clinical trials. The web based patient engagement platform, provides patients with study specific information and connectivity with the nearest investigative site. The solution supplements patient recruitment outreach by sites and increases visibility of potential study participants for sponsors and sites. An easy to navigate, user friendly interface guides the patient to new and ongoing studies in their particular indication and a pre-qualification questionnaire helps to determine if the study is a right fit for them. If the patient decides to register interest, they are given the option to select their nearest investigative site. This establishes connection with the site and the patient can then choose to contact the site or ask to be contacted for pre-screening.

The completion of the Merger has significantly expanded ICON's data driven strategy with the addition of Symphony Health. Symphony Health is a trusted partner and leading enabler of integrated health data liquidity and analytics, delivered as a cloud-based solution.

We positively impact patients’ lives by understanding their journeys and how they can benefit from drugs currently in development and on the market. We do this by developing a holistic, global data environment across pharmaceutical/ biotech companies (development to commercial) that gives insights into patients, and how best to serve them.

Alongside the application of these technology solutions we are also focused on innovation through the redesign and where appropriate the automation of current clinical trial processes.

Operational Excellence, Quality and Delivery

Quality is the foundation of our success. The quality of our work is vital to our mission of bringing better medications to patients around the world. We are committed to maintaining, supporting, checking and improving our quality systems to meet or exceed the quality standards demanded by our clients, patients and regulatory authorities. We focus our innovation on the factors that are critical to our clients – reducing time to market, reducing cost and increasing quality – and our global team of experts has extensive experience in a broad range of therapeutic areas.

Quality project execution underpins all that we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We also deploy supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources and legal. This enables us to enhance the service levels across these support areas whilst driving down the costs of the service provision.

Directors’ Report (continued)
Principal activities of the Company and Group

The principal activity of the Company is to act as a holding Company. The Company also operates branch offices, ICON Italy in Milan, ICON Poland in Warsaw, ICON Latvia in Riga and ICON Lithuania in Vilnius. These branches provide contract research services to the pharmaceutical industry.

Acquisition activity

On 1 July 2021, the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). Upon completion of the Acquisition, PRA became a wholly owned subsidiary within the ICON Group. ICON’s Acquisition of PRA has brought together two high-quality, innovative, growing organisations with similar cultures and values to create one of the world’s leading healthcare intelligence and clinical contract research organisations. The total value of the Merger consideration is $12.1 billion and has resulted in the recognition of goodwill of $8.2 billion, intangible assets of $4.9 billion and an associated deferred tax liability of $1.1 billion.

With approximately 38,330 employees across the globe, the new ICON has established relationships with a majority of the world’s top pharmaceutical and biotech companies. We believe the Company now has the expertise, technology, and data assets to lead the industry into a new paradigm for bringing clinical research to more patients and enabling expanded capabilities for customers. We believe the Merger will deliver a transformational effect on ICON through:

Scale: With a deeper clinical, commercialisation and consulting services portfolio, a broader geographic footprint, depth in therapeutic expertise, and data-driven healthcare technology, the Company can deliver enhanced globally scaled expertise & solutions for all customers and patients.

Focus: The Company will have a singular focus on clinical research and commercialisation, leveraging transformational technology and innovation to execute clinical trials from Phase 1 to post-approval studies with the highest quality, expertise and speed.

Speed to market: Our extensive services portfolio, digital and data technology capabilities, and enhanced access to more diverse patient populations, have been combined with flexible delivery approaches and partnership models – all with the aim of reducing development time and costs.

Flexible partnership models: ICON has partnerships with a majority of world’s top biopharma and biotech companies worldwide. ICON is a global leader in Functional Service Provision and a top global provider of full service clinical research.

Differentiated DCT platform, healthcare intelligence & technology: The new ICON can deliver differentiated decentralised and hybrid trial solutions through a suite of capabilities, including mobile health, commercial connected health platforms, real world data and information solutions, a global site network, home health services and wearables expertise.

Directors’ Report (continued)
Access to patients: The new ICON offers customers enhanced access to a larger global pool of more diverse patients through its global site network (Accellacare), specialised oncology network (Oncacare), a paediatric site network, in-home clinical services and a network of six Phase I clinical research units across the United States and Europe.

On 3 September 2020, as part of an internal initiative, ICON announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralised trials. The site network includes previously acquired PMG Research in the US and MeDiNova Research in EMEA.

On 24 July 2020 a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third-party. Oncacare operates as a specialised oncology site network in the US and EMEA regions. The new site network will focus on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA to accelerate the recruitment and retention of patients into oncology trials. The oncology site network will operate as a joint venture between the Company and a third-party company which has extensive experience in developing and running a site network. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The third-party to the joint venture has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025.

On 22 January 2020 a subsidiary of the Company, ICON Investments Limited, acquired 100% of the equity share capital of MedPass International ("MedPass"). MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specialises in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. The total consideration was $47.6 million.

On 24 September 2019, a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Clinical Research Networks ("CRN"). Founded in 2003 and operating from its headquarters in Illinois, USA and Gdansk, Poland, CRN is a leading provider of at-home trial services and site support services from study start-up to closeout for Phase I-IV global studies. CRN will enhance ICON's patient recruitment capabilities globally and complements ICON's site network in the USA, PMG Research and the recently acquired site network in EMEA, MeDiNova. The consideration to acquire the 100% interest was cash of $35.3 million and contingent consideration which was initially estimated at a fair value of $2.5 million. During 2020, the contingent consideration was settled at fair value in the amount of $0.5 million. The change in fair value has been recorded in the selling, general and administrative expense line of the Consolidated Statement of Operations.

On 23 May 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. The consideration to acquire the majority shareholding was cash of $54.1 million (excluding a working capital adjustment of $0.5 million). The contingent consideration was paid in October 2019. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the USA, PMG Research. ICON had the right to acquire the remaining shares in the company and on 9 March 2020 ICON exercised this right to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognised. The company settled the amount due to the noncontrolling interest holder on 17 July 2020 for $43.9 million.

On 25 January 2019, a subsidiary of the Company, ICON Laboratory Services, Inc., acquired 100% of the share capital of MolecularMD Corp. ("MMD"). The consideration was $42.2 million. MMD is a molecular diagnostic speciality laboratory that enables the development and commercialisation of precision medicines in oncology. It is a recognised leader in the analytical development and clinical validation of molecular diagnostic assays. It offers a comprehensive test menu in immuno-oncology development and services also include companion diagnostic development services. The acquisition enhances ICON’s laboratory offering in molecular diagnostic testing and brings to ICON expanded testing platforms, including next generation sequencing, and immunohistochemistry (IHC).

Directors’ Report (continued)
Future developments

Please see note 31 Subsequent events for details of events in the period from year-end to the approval of the financial statements.

In 2022, the Group looks forward to continuing to expand through organic growth, together with strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to continue to deliver on the Company’s mission to accelerate the development of drugs and devices that save lives and improve the quality of life.

Results and dividends

The results for the financial year and state of affairs of the Company are set out in the Consolidated Statement of Profit and Loss, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position on pages 35, 36, and 37 respectively. The Directors do not propose the payment of a dividend for the year ended 31 December 2021.

The Company has commenced a multi year restructuring programme in 2021 as part of the integration of PRA into the Company. This programme is expected to last four years and deliver $150 million in synergies on completion. The programme will focus on alignment of people and processes and will involve a review of the Company's global office footprint.

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended 31 December 2021	Year ended 31 December 2020	Percentage change in period
	As a percentage of revenue
Revenue	100%	100%	95.6%

Direct costs (excluding exceptional items)	72.5%	70.8%	100.5%

Other operating expenses (excluding exceptional items)	16.4%	14.5%	120.8%

Operating profit (excluding exceptional items)	11.0%	14.7%	47.4%

Transaction and integration related	3.1%	—%	N/M

Restructuring	0.5%	0.7%	N/M

Operating profit (including exceptional items)	7.4%	14.0%	2.8%
N/M = Not Meaningful

Directors’ Report (continued)
Twelve months ended 31 December 2021 compared to twelve months ended 31 December 2020

Revenue

	Year Ended 31 December		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$5,472,826	$2,797,288	$2,675,538	95.6%

Revenue for the year ended 31 December 2021 increased by $2,675.5 million, or 95.6%, to $5,472.8 million from $2,797.3 million for the year ended 31 December 2020. For the year ended 31 December 2021 we derived approximately 47.0%, 46.5% and 6.5% of our revenue in the United States, Europe and Rest of World, respectively. The increase in revenues in the year ended 31 December 2021 is due to the Merger and the impact of the continued recovery from the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analysed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel. The Company has earned revenue from clinical trials associated with COVID-19, most notably with the Pfizer BioNTech COVID-19 vaccine programme.

Revenues from our top five customers amounted to $1,730.6 million in the year ended 31 December 2021 compared to $1,092.8 million in the year ended 31 December 2020 or 31.6% and 39.1% respectively. The largest of these customers related to a strategic partnership with a large global pharmaceutical company.

Revenue in Ireland increased by $184.6 million in the year ended 31 December 2021, to $1,365.9 million, compared to $1,181.3 million for the year ended 31 December 2020. Revenue in Ireland during the year ended 31 December 2021 increased by 15.6% compared to an overall increase in Group revenue of 95.6%. Revenue in Ireland is principally a function of our global contracting model (see note 2 - Segmental information). Entities acquired as part of the Merger are currently being integrated into the global contracting model and this process remains ongoing at 31 December 2021.

Revenue in the Rest of Europe increased by $758.6 million or 182.0%, to $1,175.5 million, compared to $416.9 million for the year ended 31 December 2020. Revenue in the U.S. increased by $1,647.4 million or 178.0%, to $2,573.0 million, compared to $925.6 million for the year ended 31 December 2020. Revenue in our Rest of World (‘Other’) region increased by $84.8 million or 31.0%, to $358.4 million compared to $273.5 million for the year ended 31 December 2020. Revenue has increased across all regions principally reflecting the Merger completion and continued recovery from the COVID-19 global pandemic.

Direct costs

	Year Ended 31 December
(dollars in thousands)	2021	2020	Change
Direct costs (excluding exceptional items)	$3,970,025	$1,980,369	$1,989,656
% of revenue (excluding exceptional items)	72.5%	70.8%	100.5%
Direct costs (including exceptional items)	$3,970,025	$1,989,256	$1,980,769
% of revenue (including exceptional items)	72.5%	71.1%	99.6%

Direct costs for the year ended 31 December 2021 increased by $1,989.7 million or 100.5%, to $3,970.0 million from $1,980.4 million for the year ended 31 December 2020 (excluding exceptional items). Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and routine share-based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs (excluding exceptional items) during the year arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $1,216.8 million, as a result of the Merger, combined with an increase in other direct project related costs of $19.4 million, an increase in laboratory costs of $17.2 million, an increase in third-party investigator and other reimbursable costs of $734.4 million and an increase in travel related costs of $1.8 million. As a percentage of gross revenue, direct costs have increased to 72.5% compared to 70.8% for the year ended 31 December 2020 (excluding exceptional items).

Directors’ Report (continued)
Other Operating Expenses

	Year Ended 31 December
(dollars in thousands)	2021	2020	Change
Other operating expenses (excluding exceptional items)	$898,288	$406,863	$491,425
% of revenue (excluding exceptional items)	16.4%	14.5%	120.8%
Other operating expenses (including exceptional items)	$1,100,007	$416,065	$683,942
% of revenue (including exceptional items)	20.1%	14.9%	164.4%

Other operating expenses for the year ended 31 December 2021 increased by $491.4 million, or 120.8%, to $898.3 million compared to $406.9 million for the year ended 31 December 2020 (excluding exceptional items). Other operating costs are primarily comprised of compensation, related fringe benefits and routine share compensation expense for non project related employees, recruitment expenditures, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, other operating expenses increased to 16.4% of revenue, compared to 14.5% of revenue for the year ended 31 December 2020 (excluding exceptional items). During the year, general overhead costs increased by $9.5 million, facilities related costs increased by $58.4 million, depreciation and amortisation increased by $248.9 million, personnel related costs increased by $188.2 million and there was an increase of $8.2 million in marketing fees. These increases were partly offset by a decrease of $20.1 million due to foreign exchange movements and other immaterial decreases.

Exceptional items - Restructuring, transaction and integration-related expenses associated with the Merger

	Year Ended 31 December
(dollars in thousands)	2021	2020	Change
Transaction and integration related (including stock acceleration charges)	$170,614	$(759)	$171,373
% of revenue	3.1%	—%	N/M
Restructuring	$31,105	$18,089	$13,016
% of revenue	0.5%	0.7%	72.0%
N/M = Not Meaningful

During the year ended 31 December 2021, the Company incurred $201.7 million for restructuring, transaction and integration-related expenses associated with the Merger. The charge includes transaction and integration costs of $170.6 million associated with investment banking, advisory costs, retention agreements with employees, accelerated share compensation charges and ongoing integration activities.

The Company has also undertaken a restructuring programme following the announcement of the Merger to review its global office footprint, optimise its locations to best fit the requirements of the Company and reorganise its workforce to drive future growth. This programme has resulted in a charge of $31.1 million in the year ended 31 December 2021. In the year ended 31 December 2020, a restructuring charge of $18.1 million was recognised under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalisation across the business to improve resource utilisation.

We expect to incur additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Directors’ Report (continued)
Operating profit

	Year Ended 31 December
(dollars in thousands)	2021	2020	Change
Operating profit (excluding exceptional items)	$604,513	$410,056	$194,457
% of revenue (excluding exceptional items)	11.0%	14.7%	47.4%
Operating profit (including exceptional items)	$402,794	$391,967	$10,827
% of revenue (including exceptional items)	7.4%	14.0%	2.8%

Operating profit increased by $194.5 million, or 47.4%, to $604.5 million ($402.8 million including exceptional items) for the year ended 31 December 2021 from $410.1 million for the year ended 31 December 2020 ($392.0 million including exceptional items) . As a percentage of revenue, operating profit decreased to 11.0% (7.4% including exceptional items) of revenues for the year ended 31 December 2021 compared to 14.7% of revenues for the year ended 31 December 2020 (14.0% including exceptional items).

Financing income and expense

	Year Ended 31 December		Change
(dollars in thousands)	2021	2020	$	%
Financing income	$574	$2,724	$(2,150)	(78.9%)

Financing expense (excluding exceptional items)	$(111,145)	$(12,147)	$98,998	815.0%
Financing expense (including exceptional items)	$(186,536)	$(12,147)	$174,389	1,435.7%

Financing expense for the period increased to $111.1 million ($186.5 million including exceptional items) for the year ended 31 December 2021 from $12.1 million for the year ended 31 December 2020 due to the draw down of debt facilities associated with the Merger and costs related to the extinguishment of previous debt facilities (see note 23 - Bank credit lines and loan facilities). No amounts were drawn down on revolving credit facilities during the year ended 31 December 2021 or the year ended 31 December 2020. Financing income for the year decreased to $0.6 million for the year ended 31 December 2021 from $2.7 million for the year ended 31 December 2020. This reflects reduced returns on cash and cash equivalents and a reduction in cash and cash equivalents.

Income tax expense

	Year Ended 31 December		Change
(dollars in thousands)	2021	2020	$	%
Income tax expense (excluding exceptional items)	$51,061	$53,014	$(1,953)	(3.7%)
Income tax expense (including exceptional items)	$40,219	$50,753	$(10,534)	(20.8%)
Effective income tax rate	18.7%	13.3%

Income tax expense for the period decreased to $40.2 million (including exceptional items) for the year ended 31 December 2021 from $50.8 million for the year ended 31 December 2020. The Group’s effective tax rate for the year ended 31 December 2021 was 18.7% (10.4% excluding the effect of exceptional items) compared with 13.3% for the year ended 31 December 2020. The Group’s effective tax rate remains principally a function of the distribution of pre-tax profits in the territories in which it operates and the tax treatment of costs related to the Merger.

Risks and uncertainties

Under Irish Company Law (Section 327 the Companies Act), the Directors are required to give a description of the principal risks and uncertainties which it faced at 31 December 2021. Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report and form an integral part of the Directors’ Report.

Directors’ Report (continued)
Financial risk management

Group financial risk management is governed by policies and guidelines which are reviewed and approved annually by the Board of Directors. These policies and guidelines primarily cover foreign exchange risk, credit risk, liquidity risk and interest rate risk. The principal objective of these policies and guidelines is to ensure the minimisation of financial risk at reasonable cost. The Group’s financial instruments comprise cash and cash equivalents, current asset investments, lease obligations and negotiated debt facilities. The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and ensure continued growth. The Group also occasionally uses derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. The principal financial risk facing the Group is foreign exchange risk and interest rate risk. Other financial risks include credit risk and liquidity risk. Further details are set out in note 26 to the Consolidated Financial Statements and note 11 to the Company Financial Statements. The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions. The Group treasury function centrally manages the Group’s funding and liquidity requirements.

Financing

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. No amounts have been drawn under the revolving loan facility as at 31 December 2021.

In addition to the Senior Secured Credit Facilities, on 1 July 2021, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes in a private offering. The senior secured notes will mature on 15 July 2026 and will bear interest at a rate of 2.875%.

On 27 September 2021, the Company repaid $13.8 million of the senior secured term loan facility and made a quarterly interest payment of $40.4 million. On 29 December 2021, the Company repaid $500.0 million of the senior secured term loan facility and made a quarterly interest payment of $40.8 million.

On 8 December 2020, ICON Investments Five Unlimited Company issued senior notes ('2020 Senior Notes') for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million maturing on 8 December 2023 and Series B Notes of $75.0 million maturing on 8 December 2025. Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes, respectively. Due to the conditions attached to the additional borrowings to fund the PRA Merger, the 2020 Senior Notes were repaid in full on 1 July 2021 inclusive of early repayment charges. The total repayment on 1 July 2021 was $364.0 million.

The Group entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020 which matured on 9 July 2020, when the interest rates on the issue of the 2020 Senior Notes were fixed, resulting in a realised loss of $0.9 million. The unamortised portion of this loss has been released in the period in line with the commitment to early settle the 2020 Senior Notes.

On 15 December 2015, the Company issued through its subsidiary ICON Investments Five Unlimited Company (the "Issuer") Senior Notes for aggregate gross proceeds of $350 million through a private placement ('2015 Senior Notes'). The interest rate on the 2015 Senior Notes was fixed at 3.64% and was payable semi-annually. The 2015 Senior Notes matured on 15 December 2020 and this debt was repaid in full.

Subsequent events

Details of subsequent events are set out in note 31 to the Consolidated Financial Statements.

Directors’ Report (continued)
Directors and Secretary

The members of the Board of Directors during the year are included in note 9 to the Consolidated Financial Statements.

The following table sets forth information concerning the composition of the Company’s Board committees as of 31 December 2021:

Name	Position
Ciaran Murray (5)	Chair and Director
Dr. Steve Cutler (1)(6)	Chief Executive Officer and Director
Rónán Murphy (2)(3)(5)(6)	Lead Independent Director
Professor Hugh Brady (3)	Director
Dr. John Climax	Director
Joan Garahy (2)(4)	Director
Professor William Hall (2)(4)	Director
Eugene McCague (3)(4)(5)	Director
Julie O'Neill (5)	Director
Mary Pendergast (2)	Director
Colin Shannon	Director (appointed 1 July 2021)
Dr. Linda Grais	Director (appointed 1 July 2021)
(1)Executive Officer of the Company.
(2)Member of Compensation and Organisation Committee.
(3)Member of Audit Committee.
(4)Member of Nominating, Sustainability and Governance Committee.
(5)Member of Integration Committee.
(6)Member of Execution Committee.

As a result of the Merger, Mr. Colin Shannon and Dr. Linda Grais, who both served on the PRA Board, joined ICON’s Board of Directors with effect from 1 July 2021.

Details required by Companies Act, section 329, of Directors’ interests in the Group’s shares are set out in note 9 to the Consolidated Financial Statements.

Directors’ remuneration

Details of the Directors’ remuneration and interests are set out in notes 3 and 9 to the Consolidated Financial Statements.

Directors’ power to purchase and allot company shares

Subject to the provisions of the Companies Act, the Company may purchase any of its own shares. Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company. The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on 22 July 2016, which authorised the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorisation was renewed at the Company's AGM on each of 25 July 2017, 24 July 2018, 23 July 2019, 21 July 2020 and 20 July 2021. On 3 October 2016, the Company commenced a share buyback programme of up to $400 million. The share buyback programme was completed during the year ended 31 December 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On 8 January 2019, the Company commenced a further share buyback programme of up to 1,000,000 ordinary shares which was completed during the year ended 31 December 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On 22 October 2019, the Company commenced a further share buyback programme. At 31 December 2019, 35,100 ordinary shares were redeemed by the Company under this programme for a total consideration of $5.3 million. During the year ended 31 December 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $175.0 million. No ordinary shares were redeemed by the Company during the year ended 31 December 2021.

Directors’ Report (continued)
All ordinary shares that are redeemed under the buyback programme will be cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

Rights and Obligations attaching to the Company’s shares

The authorised share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06 at 31 December 2021. Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, all assets available for distribution will be paid out to the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Change of control
A certain number of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.
The Senior Secured Credit Facilities, details of which are set out in note 23 to the Consolidated Financial Statements, provides that, upon the occurrence of a change of control, the obligations thereunder may be accelerated.

Furthermore, certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted share unit plans contain change in control provisions which provide for the acceleration of the vesting and exercisability of outstanding options and awards of restricted share units in the event that a change in control occurs with respect to the Company.

Corporate Governance

The Company is listed on the NASDAQ Global Select Market. The Company complies with the corporate governance listing requirements under the NASDAQ marketplace rules. NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer in certain circumstances provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

•The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock. The Company’s Constitution requires that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

•The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2019 Consultants and Directors Restricted Share Unit Plan, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

Directors’ Report (continued)
•The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent Directors and non-employee Directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter.

The Company's practices with regard to these requirements are not prohibited by Irish law.

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the Chief Administrative Officer and General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chair at all times. At 31 December 2021, the Audit Committee was comprised of three independent Directors: Rónán Murphy (Chair), Professor Hugh Brady and Eugene McCague.

Significant shareholdings

The Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company as at 31 December 2021:

Name	%	Number of Shares

WCM Investment Management	8.80	7,179,979
MFS Investment Management	8.32	6,785,703
Wellington Management Company LLP	6.32	5,154,597
All Directors and Officers as a group (1)	1.39	1,129,726

(1)Includes 430,451 ordinary shares issuable upon the exercise of stock options granted by the Company, 33,568 restricted stock units (“RSUs”) awarded by the Company to Directors, officers and other key employees and 92,866 performance share units (“PSUs”) awarded by the Company to Directors, officers and other key employees. Of the issued PSUs, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

Subsidiary undertakings

The information required by the Companies Act in relation to subsidiary undertakings is presented in note 32 Subsidiary undertakings to the Consolidated Financial Statements.

Political donations

The Group made no disclosable political donations in the period.

Directors’ Report (continued)
Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2021 Consolidated Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the 'period of assessment').

The Group has considerable financial resources and a large number of customers across different geographic areas. Having assessed the relevant business risks (see Appendix A) the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that ICON plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

Accounting records

The Directors are responsible for ensuring that adequate accounting records as outlined in Section 281-285 of the Companies Act, are kept by the Company. The Directors are also responsible for the preparation of the Annual Report. The Directors have appointed professionally qualified accounting personnel with appropriate expertise and have provided adequate resources to the finance function in order to ensure that those requirements are met. The accounting records of the Company are maintained at the Group’s principal executive offices at its registered office at South County Business Park, Leopardstown, Dublin 18.

Statement of relevant audit information

The Directors believe that they have taken all steps necessary to make themselves aware of any relevant audit information and have established that the Company's statutory auditors are aware of that information. In so far as they are aware, there is no relevant audit information of which the Company's statutory auditors are unaware.

Disclosure of non-financial information
The European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 require disclosure of certain non-financial information by certain large undertakings and groups.
We have sought to address the requirements of the legislation in the sections following.
Business Model
Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We help our customers deliver life-changing medicines by being innovative in our solutions, collaborative in how we work as teams, accountable for the results we achieve and committed to doing the right thing for our customers and the patients they serve. We are advancing clinical research while offering customers broader and deeper experience, scale, and focus, complemented by continuity of delivery and speed to market. The completion of our Acquisition of PRA Health Sciences in July 2021 marked the birth of the new ICON and the start of work to unify two global leaders in healthcare intelligence and clinical research. The new ICON remains committed to responsible and sustainable business practices. We believe that business should not only operate in compliance with applicable laws, rules, and regulations, but that our behaviours should also address underlying societal concerns.
Our business model is described in the ‘Principal activities, business review and future developments’ section of the Directors’ Report.
Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. "Own It @ ICON" is a statement of values that has remained at the very heart of ICON’s culture, encouraging our people to seize the opportunity and bring flexibility, innovation, and determination to every situation. We believe our culture of ownership personifies who we are as a company — it also helps us apply our expertise, collaborate to get things done, and succeed at our mission. ICON is redefining the company values to take the best of both ICON and PRA values. The Board approved the new values in December 2021 with a roll out plan during 2022.
The ICON values during 2021 were:
•Accountability & delivery: We take pride in what we do.
•Collaboration: We are one team.
•Partnership: We partner with our customers.
•Integrity: We do the right thing.

Directors’ Report (continued)
The refined ICON values being rolled out in 2022 are:
•Integrity: We always do the right thing.
•Collaboration: We are better together working as one team.
•Agility: We are passionate about providing innovative solutions for customers.
•Inclusion: We value diversity and care about the success of our people.
Our values underpin how we work together to deliver on our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do and how we do it. It applies to all officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete global ethics training.
ICON established an Environmental, Social, and Governance Committee ('ESG Committee') in 2019, which brought together all of our existing initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board. The ESG Committee is chaired by the Chief Administrative Officer and General Counsel (CAO), who is responsible for reporting to the ICON executive leadership team and Board on ESG matters. In February 2022, the Board delegated oversight responsibilities of the Company's strategies, activities and risks in respect to ESG matters to the Nominating, Sustainability and Governance Committee. Accordingly, the CAO will report to the Nominating, Sustainability and Governance Committee on ESG matters going forward whilst also providing periodic updates to the executive leadership team.

The ESG Committee is focused on developing our strategy and initiatives relating to the environment, social matters, health and safety, community engagement, corporate governance, sustainability and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company including representation from facilities, corporate communications, finance, legal, investor relations, procurement, commercial, marketing and human resources departments. The composition of the ESG Committee was revised following the Acquisition of PRA to include representatives that have joined from PRA. The Committee assists and supports executive management and the Board of the Company in:
•determining and setting the strategy relating to ESG matters;
•developing, implementing and monitoring initiatives and policies based on that strategy; and
•communicating our strategies and initiatives and their results.

Directors’ Report (continued)
We are committed to building and developing our ESG strategies and reporting. In 2020 we published our first annual ESG Report covering 2019 and in 2021 we published our ESG Report covering 2020, which provided an overview of both ICON and PRA's actions and results during 2020. It also summarises our current policies, priorities and commitments in respect to ESG matters. We also launched our ESG page in 2020 on the ICON website and have an internal ESG page on our MyICON portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. The ESG page is available at https://www.iconplc.com/about/esg/.

The global landscape in respect to regulatory and legislative requirements relating to ESG reporting and disclosure requirements is rapidly evolving and we are monitoring potential requirements so that we are in a position to adhere to any additional requirements in due course.

In 2021, as a testament to our commitment to managing ICON responsibly and sustainably, we became a participant in the United Nations Global Compact (UNGC), a set of Ten Principles covering the areas of human rights, labour, environment, and anti-corruption.

Building a sustainable future – our commitment to the United Nations Sustainable Development Goals

As a global company, we maintain an ethical and sustainable presence in hundreds of locations worldwide. At its core, ICON’s mission is to improve health and lives. We are also committed to contributing to the 2030 United Nations Sustainable Development Goals (SDGs), and are proud that our work contributes to their advancement.

Our research, our work with customers and patients and our on-the-ground efforts to meet the diverse needs across our communities align with the SDGs. These efforts, however, focus on a subset of themes where we have the greatest opportunity to effect change and further details are set out in our ESG Report.

Environmental matters

ICON is committed to delivering excellence in care to our communities. To improve our overall sustainability, this commitment means tracking and improving our environmental performance across all business activities. We achieve this by pursuing sustainability strategies that recognise the impact of our operations as a CRO on the environment, addressing greenhouse gas (GHG) emissions, energy use, waste generation and procurement-related activities. Our employees, directors, officers, contractors, and temporary workers are expected to support our sustainability objectives.
ICON Green is our programme for managing environmental sustainability initiatives, in accordance with our Global Environmental Management Policy and Environmental Management Plan. The implementation of the ICON Green programme is led by our facilities team, reporting to our Chief Administrative Officer and General Counsel (CAO). The CAO is responsible for reporting on the programme to the ICON executive leadership team and Nominating, Sustainability and Governance Committee and the Board.

ICON set environmental goals around the use of renewable energy and carbon emissions in 2019 and we are working towards achieving these goals which are as follows:

•100% renewable electricity by 2025
•20% reduction in kilowatt hours (kWh) of electricity by 2030
•Net zero carbon emissions on Scope 1 & 2 by 2030

We have programmes in place to manage and minimise climate impacts of business activities. To continue to improve processes and reduce our environmental impact, we track, calculate, and report our GHG footprint. We follow the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. We work with Carbon Trust to verify emissions data.

In line with carbon reduction targets, ICON’s Scope 1 and 2 GHG emissions, relative to revenue and the number of employees, have fallen year on year since 2016. Since 2020, following the pandemic-related closure of many of our facilities and a reduction in business travel, GHG emissions across our operations declined significantly. As the recovery continues, and as we resume more normal operations we will reflect on opportunities to continue to reduce our carbon emissions across our combined organisation to develop and improve our environmental programme.

CDP (formerly the Carbon Disclosure Project) provides a globally recognised system that enables companies to measure and manage their environmental impacts. ICON continues to be committed to improving its current scoring of a C. Legacy PRA’s CDP improved from a D score to a C from 2019.

Directors’ Report (continued)
We are focused on reducing energy use across our global operations. For example, reducing energy use and shifting to renewable energy are components of our specific environmental goals. Waste reduction is embedded into our environmental policies and practices and is one of the objectives of ICON’s Environmental Management Policy. As we continue to combine the ICON and legacy PRA organisations, we will seek new opportunities to reduce waste by increasing recycling volumes, reducing consumption of primary materials, and decreasing use of disposable products in our offices and facilities.

The majority of our sites are leased and we work closely with our landlords and leasing agents to implement measures to ensure we operate in an environmentally sustainable manner. The Acquisition of PRA has expanded our global real estate footprint and our real estate group is working with other business leaders to understand the sustainability implications and opportunities of this new footprint, and find ways to continue to advance our collective sustainability goals. During 2021, we initiated a project to integrate offices and reduce our footprint. When selecting new locations for offices and planning building modifications, experts from our real estate team factor in environmental considerations. In addition, we have implemented a series of measures globally to reduce the local footprint of our offices, such as installing energy-efficient LED lighting, using motion detectors to reduce energy use, purchasing recycled office supplies, and reducing paper consumption by promoting paperless office processes, or where printing is necessary, enabling double-sided output.

Our office design has efficiency in mind, utilising space to provide the maximum number of desks and functional provisions while still providing comfortable, safe spaces for our employees. Our strategies include:

•Perimeter glazing of meeting rooms, offices, and other spaces which allow in natural light.
•Recycling areas built into business centers and kitchen/ canteens which reduce waste sent to landfills.
•Planted green spaces which contribute to internal air quality, temperature, and humidity.
•Building materials and vendors which we select for low environmental impact.

We also require our suppliers to abide by our Global Supplier Code of Conduct which includes a commitment to comply with applicable environmental laws and regulations, our expectations around waste management and sustainable use of resources.
Although the risks associated with environmental matters are actively monitored, ICON does not believe these risks meet the threshold of a principal risk for our business.
Social and Employee matters

Community Engagement
We are committed to making a positive impact on the communities in which we work and live and we have aligned our community efforts to a broader vision for social impact, including by aligning priorities with our organisational goals of diversity, inclusion, and belonging.
Our community engagement activities are focused on two core areas:
•Supporting education & building closer ties between industry & academia; and
•Improving the welfare of people in the communities in which we live.

Directors’ Report (continued)
Supporting education & building closer ties between industry & academia
A core area of community support includes building ties between industry and academia to inspire the next generation of leaders in business and science.
•Benefactor through the Centuries of Trinity College Dublin. ICON has been honoured by Trinity College Dublin as a Benefactor Through the Centuries. This award recognises our enduring support for Trinity, including:

◦The creation of the ICON-McKeon Research Fellowship in Motor Neuron Disease ('MND') in recognition of Mr. Declan McKeon, former Board member, acting Chair, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND will carry out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signalling, in the context of the neurodegenerative disease of ALS.

◦Partnership with Trinity Centre for People with Intellectual Disabilities ('TCPID') - In 2019, we entered into a partnership with the TCPID. The TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Centre provides people who have intellectual disabilities with the opportunity to participate in a higher education programme designed to enhance their capacity to fully participate in society as independent adults. The 2-year education programme includes work placements and internships to enable students to experience and participate in the work environment.

•Partnership with Junior Achievement to inspire schoolchildren. ICON supports our people who take time out of their working day to deliver Junior Achievement educational programmes. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. Our volunteers teach primary and secondary level students valuable business, STEM and entrepreneurship skills that will stand them in good stead as they progress through education and beyond.

•The PRA Veteran Leadership Training Programme (VLTP). The VLTP has been recruiting United States military veterans from all branches to join the Company in an operational capacity since 2016. Veterans are placed in roles across the organisation to help translate leadership skills learned during military service and apply them in civilian life and as members of the PRA team. Members of the VLTP also have hands-on learning and mentoring opportunities that will help ease the transition to corporate life and that connect them with team-based support system.

Improving the welfare of people in the communities in which we live
Through volunteering, donations and other charitable initiatives, our employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have a number of programmes that support the welfare of people in our local communities.
In July 2021, ICON contributed $0.2 million to support the purchase of 38,000 COVID-19 vaccines through the UNICEF COVID-19 vaccination programme, one to represent each employee in the new ICON - and became a founding member of UNICEF’s Corporate Vaccine Alliance in Ireland. The alliance supported UNICEF’s ambitious goal to deliver over two billion COVID-19 vaccines by the end of 2021.

Since 2012, ICON’s annual employee-nominated charity donation programme has supported over 70 charities. These organisations focus on a range of critical issues, from relieving poverty and homelessness, to improving child welfare through education, to enhancing the lives of patients who are living with a variety of diseases, including cancer, blindness, Alzheimer’s disease, autism, and neuromuscular diseases. Usually, ICON donates $10,000 to each of 10 charities around the world, selected from a list of staff nominations. In 2021, in lieu of formal holiday events, we expanded our programme and donated $10,000 each to 20 organisations around the world, instead of our normal practice of supporting 10 charities. The organisations were chosen to align with our ESG goals.

Under the PRA Cares initiative, PRA employees from around the world have supported community charity programmes. For more than five years, from donation drives to programming community events, PRA employees have donated time, money, and support to inspire kindness and empower action.

Directors’ Report (continued)
Talent and People

At the core of our strategy is our people. Within ICON we have highly qualified and experienced teams, the majority of whom have third level educational qualifications. The need to develop and retain this expertise and talent within the organisation is fundamental in enabling us to be the global CRO partner of choice for our customers.

At the core of our strategy is our people

People have long been central to our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We encourage our people to bring flexibility, innovation, and determination to every situation. By doing so, our people can build exciting and rewarding careers, and deliver results to bring life-changing medicines to market and to maintain our success as an industry leader. We call it: the potential of together.

The training and development of our staff is a key focus for us
Our leadership and talent programmes contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.
We aim to be an industry leader: a company where talented people come to do important work, a place where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. We nurture a culture of development and aim to boost engagement by supporting our people’s growth, both personally and professionally. We are dedicated to finding opportunities for our employees to grow and develop.

Our success depends on the knowledge, capabilities, and quality of our people. To improve their skills, we are committed to providing continuous learning. This commitment is underpinned by clearly defined competencies, which offer employees a clear path along which to develop skills and advance their careers.

To support employees at every stage of their career journeys, training and development programmes are aimed at advancing scientific, technical, and business knowledge. Programmes include tailored CRA academies and a range of project management curricula, therapeutic-focused programmes, and people leader development programmes.

Our People Leader development programme focuses on providing our People Leaders with the relevant skills to effectively manage themselves, their team and their business, including psychometrics to raise their awareness of their behavioural preferences and the preference of others. ICON also invested in Harvard Manage Mentor, an online learning platform, providing People Leaders with access to learning that can be accessed at any time with topics ranging from Change Management, Diversity & Inclusion, Retaining Employees and Developing Employees.

We provide our people with a personalised and flexible learning experience, delivered through a combination of in-person and technology-driven programmes that suit their learning styles and can flex to suit their schedules. Through our industry leading CareerHub, ICON employees are encouraged to broaden their scientific, technical, leadership, and business knowledge. By tapping into development programmes and partnerships with leading academic institutions, team members can use the hub to develop competencies that advance their careers. We also collaborate with University College Dublin to deliver customised leadership development programmes for global employees.

During 2021, the PRA Academy was maintained for legacy PRA employees, which served as an umbrella for various training programmes, including the Clinical Research Associate (CRA) Bridge Programme, Speciality Bridge, Oncology University, and the CRA Internship Programme. Additionally, in 2020, two development programmes — PD STRIDES, which focused on Project Managers in Product Delivery, and Leadership Essentials and Development (LEAD), a comprehensive training programme for all PRA Functional Managers — moved from the pilot phase to full implementation. In addition to formal training, PRA also launched LinkedIn Learning globally, which provided unlimited access to more than 16,000 expert-led courses and video tutorials covering professional skills, business software and tools, project management, information technology, creative topics, and much more.

Directors’ Report (continued)
As an organisation we are keen to hear directly from our employees
We recognise that, to attract and retain the best talent, it is essential that we listen to and respond to our people’s needs and we actively seek to understand our employees’ perspectives and amplify their voices. This begins with a focus on diversity, inclusion and belonging, and extends to every aspect of our work, from recruitment and onboarding, to training, engagement, enablement, and reward.

We pursue best-in-class approaches to building employee engagement and these include, among others:
•Comprehensive global employee surveys, which measure how people feel about their work and whether they feel they have the tools to do their jobs well. Feedback from these studies informs detailed action plans at the group, function, and team level.
•Pulse check surveys, which are smaller-scale studies designed to measure employee sentiment on specific topics and initiatives.
•Stay interviews to help managers understand why staff stay and to uncover what might put them at risk to depart.
•Skip-level meetings to develop trust and rapport between senior leaders and employees.

Our listening strategy also informs our efforts to reduce turnover, which we monitor closely through analytics. Qualitative information is collected through formal exit interviews and, where we believe they’ll make an impact, we intervene via retention plans and related efforts.

Employee well-being

At the heart of our well-being ethos is a commitment to support our employees’ ability to lead happy, healthy lives. We aim to ensure that all employees worldwide have equal and direct access to locally relevant information and resources to support them and their families across a broad range of needs. These include, but are not limited to, the physical, social, psychological, and environmental dimensions of well-being. Our Global Employee Assistance Programme ensures that all employees, and their families, have access to a range of different resources and experts to help them better manage their working life and personal life.

Health and safety

The welfare and safety of our employees, customers, and clinical trial patients remains our highest priority. We take guidance from global and regional health authorities and governments to protect the safety and welfare of employees, as well as abide by government directives. Our priority objectives are the safety of our staff, clinical trial patients, protecting the environment, maintaining business continuity, and ensuring ongoing protection of our data.

We are committed to providing a safe working environment for our people. We achieve this goal by working in ways that protect the safety, health, and welfare of all our employees, clinical trial patients, and visitors. We work to identify, mitigate, and monitor existing and emerging health or environmental risks that may be associated with our business activities.

In response to the pandemic, both PRA and ICON deployed a range of measures to protect employee safety, to ensure the continuity of customers’ research programmes, and to protect patient welfare. These were, and remain, our top priorities for all decisions we make relating to COVID-19. With pandemic conditions changing around the world during 2020 and 2021, the Company's COVID Pandemic Task Force worked through the Business Continuity (BC) office, Site Head network, and with other critical stakeholders to communicate and reopen offices as conditions permitted in accordance with recommendations from the CDC, WHO, and local governments.

Fostering diversity, inclusion and belonging

Diversity, inclusion and belonging are fundamental to our culture and values. Our rich diversity makes us more innovative and more creative, which helps us better serve our patients, our customers and our communities. We recognise the critical importance of diversity in clinical trials and also affirm that diversity of thought in an inclusive workplace is vital to innovative ideas, spur more fruitful collaboration and nurture a vibrant culture. We are committed to being a workplace where all employees feel included with a deep sense of belonging. To achieve this, we acknowledge and celebrate our differences in gender, ethnicity, culture and abilities. As a values-driven organisation, respect for diverse points is foundational to how we interact with each other, as well as with customers, patients, and suppliers.

Directors’ Report (continued)
We established a Diversity, Inclusion & Belonging Steering Committee in 2019 which was updated in 2021, following the Acquisition, to comprise of leaders from both the legacy ICON and PRA organisations to guide us in our journey to become a more inclusive workplace where all employees feel they can be themselves and deliver their best work. We believe in a workplace culture that embraces diverse perspectives and empowers our team members to grow at work, at home and in their communities. The key areas of focus for our diversity, inclusion, and belonging agenda include talent management, country-level inclusion policies, rewards, training, and communications.

The new ICON brings together two diverse organisations, made great by the talented and ambitious people whose varied skills, perspectives, and backgrounds will continue to be vital to our success. As a global operation, we deliberately structure teams to be international, so that we can support the delivery of our customers’ clinical development programmes across multiple geographies.

ICON has Diversity, Inclusion & Belonging advocates from the global employee population to better understand local needs, build local presence and awareness, and to give a voice to every corner of the world. These Diversity, Inclusion & Belonging Advocates play a key role in supporting the Diversity, Inclusion & Belonging Steering Committee, aligning activities across the organisation which led to the creation of community groups which are broadly aligned with groups that were already in place in PRA:
•NOW@ICON: Networking Organisation for Women at ICON is committed to inspiring and connecting current and potential leaders through an inclusive environment of targeted initiatives and supportive mentorship.
•SPACE: Supporting Parents and Carers Everywhere to create a workplace where stepping out of careers due to personal commitments for a period is wholly accepted and not career limiting, and where stepping back into their career is an organic and positive process.
•PRIDE: Supporting LGBTQ+ colleagues and allies, ensuring that no matter where employees are in the world, our offices are a safe space where they are welcomed, respected, and valued.
•DAWN: The Disability Awareness Network is a community group striving to develop and foster a mindset towards creating an inclusive workplace and working environment where everyone is treated equally with respect and dignity, irrespective of any visible or hidden disabilities.
•EmbRACE: Supporting all race and ethnic backgrounds in creating an inclusive workplace culture.

ICON is focused on building an inclusive culture where employees feel supported by a fair system supporting pay equity. We have a long track record of developing talent and filling vacancies through internal hires. Using best-in-class analysis, we conduct regular reviews of salary ranges to ensure fair pay, irrespective of gender, race, or ethnicity.

We monitor and seek to maintain pay equity for our employees and, as such, strive to structure our pay principles to ensure that individual differences are not a factor in how we deliver rewards. We have made significant investments in organisation design structures, tools, and communications which underpin our pay principles. This information is hosted through core technology, giving managers direct access to resources to support and inform pay-related decisions.

As we are integrating the ICON and PRA legacy organisations, we are performing reviews to identify and close any pay equity gaps and we will continue to expand pay equity analytics and provide actionable guidance to leaders and managers. To support enterprise planning, we will continue to track company-wide metrics and report on progress to the Board.

We are also committed to ensuring fair employment practices. For every jurisdiction in which we operate, we act in compliance with relevant laws relating to labour rights and labour relations as well as market competitive benefits. We believe in fair and equal treatment for all our people, without regard to gender, race, ethnicity, sexual orientation, marital status, physical or mental disability, age, pregnancy, veteran status, nationality, religion, or any other legally-protected status. We do not tolerate our employees being subjected to physical, sexual, racial, psychological, verbal, or any other form of harassment. We encourage our employees to report any issues of harassment or discrimination. We prohibit retaliation against any employee who rejects, protests, or complains about unlawful discrimination or harassment.

For further details on risks relating to employee matters refer to Appendix A: Risk Factors on page 155.

Directors’ Report (continued)
Human rights

ICON is committed to human rights and the adoption and pursuit of compliance with the United Nations Guiding Principles on Human Rights and we maintain policies and practices to uphold human rights globally and within our communities around the world. Our business model and our policies, including our Global Code of Ethical Conduct and Global Supplier Code of Conduct, are intended to fully comply with applicable human rights legislation in the countries where we operate. Indeed, our zero-tolerance policy on forced labour, slavery, and human trafficking is defined clearly in these policies, which are available to employees, suppliers, customers, and the public.
We are completely opposed to forced labour, slavery, and human trafficking. We will not knowingly support or conduct business with any organisation involved in such activities. We do not employ anyone below the minimum employment age in the jurisdictions in which we operate.

Our Global Supplier Code of Conduct incorporates the Pharmaceutical Supply Chain Initiative (PSCI) principles for Responsible Supply Chain Management, including for labour. Before doing business with any supplier, we require suppliers to certify that they will comply with the ICON Global Supplier Code of Conduct or to their own materially equivalent internal code, which includes human rights. We perform pre-engagement due diligence on all of our suppliers, including in relation to labour issues, which we support through periodic re-screening. We hold our suppliers accountable for meeting their contractual obligations. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business.

The risks associated with human rights abuses are actively monitored, however, we do not believe these risks meet the threshold of a principal risk for our business.
Ethics and Compliance

ICON's core values (as detailed on page 18) are infused in everything we do. Meeting these values requires us all to work to the highest ethical standards and demonstrate a commitment to honesty, transparency and quality. Our focus on acting ethically is reflected in our policies and codes of conduct, including our Global Code of Ethical Conduct. This Code addresses the core values expected of our people in our internal interactions with each other as well as in external dealings with patients, customers, healthcare professionals, regulators, investors, vendors and other third parties.

Our Ethics and Compliance Programme is foundational to our culture and will continue to define expectations and guide behaviour across ICON. The Legal Compliance and Ethics Team has oversight of day-to-day management of the programme. The team is independent of the business and reports to the Chief Administrative Officer and General Counsel (CAO). The CAO is responsible to report on the programme to our executive leadership team and the Board. The programme supports all functional areas globally and is dedicated to the implementation of standardised global policies, procedures, training, guidance, communications, monitoring, investigations, issue management, assessing compliance-related risk and mitigations, and reporting to ensure the overall compliance programme is effectively functioning.

ICON has incorporated a third-party system for employees and third parties to report ethics and compliance questions, as well as concerns, and to track reports through follow-up and resolution. These tools also provide visibility into our risks while highlighting opportunities to address them. ICON’s combined compliance and ethics programmes will continue to grow and evolve in response to changes in our business and in the global business climate.

All employees are required to complete mandatory training in key areas which support our values and our ways of working. The training incorporates the key principles of our policies and codes and includes interactive scenarios where applicable.

During 2021 we introduced the Speak Up Policy, ICON’s open door policy which replaces the former Ethics Line Charter. The Speak Up Policy promotes a culture that encourages compliance, openness, and accountability without retaliation. The Speak Up Policy aims to support our culture and values and seeks to encourage the prompt reporting or surfacing of concerns or violations. Reported ethics concerns and other ethics and compliance-related data are reported to the Board as appropriate.

For further details on risks relating to ethics and compliance refer to Appendix A: Risk Factors on page 155.

Directors’ Report (continued)
Anti-bribery and Corruption
ICON is guided by the foundational principle that we do not tolerate bribery or any other form of corruption or fraud. Our anti-bribery/ anti-corruption (ABAC) programme is a key element of our Ethics and Compliance Programme. ICON and all ICON directors, employees, consultants, agents and all third parties acting on ICON's behalf must act in compliance with international laws and regulations relating to bribery, corruption, and illicit payments, including the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.
ICON has the ISO 37001:2016 certification for its Anti-Bribery Management System having established, implemented, maintained, reviewed and improved an Anti-Bribery Management System that can prevent, detect and mitigate the risk of bribery. Our programme is designed to ensure our compliance with anti-corruption laws, including due diligence, training, policies, procedures, and internal controls.

Bribery and corruption remains a business risk as we conduct our business across the globe and enter into partnerships and collaborations. There is no certainty that all employees and third party business partners (including our vendors, suppliers, agents, contractors, and other partners) will comply with anti-bribery laws. When working with third parties, we are committed to working with only those who embrace high standards of ethical behaviour consistent with our own. Bribery and corruption risks are a focus of our third-party diligence and management process. We hold our suppliers accountable for meeting their contractual obligations with ICON, including commitments that are made with regard to our Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business with ICON.

ICON's internal audit teams conduct ABAC Programme audits. Internal Audit focuses on testing for compliance and design effectiveness of the overall ABAC Programme. Internal Audit incorporates an assessment of ABAC measures in all audits, as appropriate. In this approach, bribery and corruption risks are incorporated into the risk assessment and scoping process of each audit.

For further details on risks relating to anti-corruption refer to Appendix A: Risk Factors on page 155.
Information Security and Privacy
We understand that data privacy and information security are fundamental to business and key to retaining customers, building investor trust, protecting patients, and complying with global and regional regulations. We recognise and respect that our customers, employees, patients, and all those who do business with us expect that we will protect their personal information in accordance with our legal obligations and the promises we make. Our cybersecurity strategy and program protect our systems and data against changing threats. The cybersecurity program has the support of executive leadership and the Board, and we have invested heavily in cybersecurity technologies to protect our environment. Our cybersecurity program is independently assessed on a regular basis. We have embedded security in our processes to maintain the security of our data and our customers’ data. We understand that cyber threats move at machine speed and accordingly we have invested in cybersecurity automation to detect and respond to vulnerabilities and threats rapidly.

Our processes and range of information security policies are certified to ISO27001 and are independently audited twice annually. We also have the Cyber Essentials certification. During an acquisition process, we conduct security and privacy due diligence and risk assessments, implement policies, deliver employee training, and securely integrate IT systems.

Our Global Data Protection Policy regulates the processing of personal data in accordance with the applicable data protection laws of the countries where we operate, including Europe’s General Data Protection Regulation (GDPR) framework. COVID-19 raised new privacy and data issues, for example, verifying remotely sourced data became a new priority that will likely endure beyond the pandemic.

Our people and partners play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices, so that they understand their responsibilities with respect to data security and privacy.

For further details on risks relating to information security and privacy refer to Appendix A: Risk Factors on page 155.

Directors’ Report (continued)
Sustainable procurement

ICON maintains policies and practices to support responsible, sustainable and ethical business practices and is committed to working with only those suppliers who embrace high standards of behaviour. We manage our suppliers through our Global Procurement department. The onboarding of new suppliers is completed through a centrally managed due diligence process. Environmental sustainability, bribery, and corruption risks are a focus of our collective third-party diligence and management process. We require our suppliers to abide by our Global Supplier Code of Conduct.

ICON performs pre-engagement due diligence on all of our suppliers, this includes screening of sanctions lists, debarment, and adverse media. Suppliers are periodically re-screened to ensure any potential new findings are captured and addressed. As part of this process, suppliers are subject to a risk assessment, with suppliers deemed higher risk subject to enhanced due diligence which may include periodic training, auditing, and assessments. We hold our suppliers accountable for meeting their contractual obligations, including commitments relating to our Global Supplier Code of Conduct and regulatory compliance. Contract noncompliance can result in termination of the business relationship and exclusion from future business our company.

For further details on risks relating to sustainable procurement refer to Appendix A: Risk Factors on page 155.

Directors’ compliance statement

The Directors, in accordance with Section 225(2) of the Companies Act, acknowledge that they are responsible for securing the Company’s compliance with its relevant obligations as defined within the Companies Act, (hereinafter called the relevant obligations).

The Directors confirm that:

•a compliance policy statement has been drawn up setting out the Company’s policies with regard to such compliance;
•appropriate arrangements and structures that, in their opinion, are designed to secure material compliance with the Company’s relevant obligations, have been put in place; and
•a review has been conducted, during the financial year, of the arrangements and structures that have been put in place to secure the Company’s compliance with the relevant obligations.

Auditor

In accordance with Section 383(2) of the Companies Act, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Steve Cutler	Rónán Murphy	17 June 2022
Chief Executive Officer	Director

Statement of Directors’ Responsibilities in respect of the Directors’ report and the financial statements
The directors are responsible for preparing the annual report and the Group and Company financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare the Group and Company financial statements for each financial year. The directors have elected to prepare the Group and Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Act.
Under company law the directors must not approve the Group and Company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Company and of the Group’s profit or loss for that year. In preparing the Group and Company financial statements, the directors are required to:
•select suitable accounting policies and then apply them consistently;
•make judgements and estimates that are reasonable and prudent;
•state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•assess the Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Group or Company or to cease operations, or have no realistic alternative but to do so.
The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position of the Group and Company and profit or loss of the Group and which enable them to ensure that the financial statements comply with the provision of the Companies Act. They are responsible for such internal controls as they determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have a general responsibility for safeguarding the assets of the Company and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors are also responsible for preparing a directors’ report that complies with the requirements of the Companies Act.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Independent Auditor’s Report to the members of ICON plc
Report on the audit of the financial statements

Opinion

We have audited the financial statements of ICON plc (‘the Company’) and subsidiaries (together, “the Group”) for the year ended 31 December 2021, set out on pages 35 to 150, which comprise the Consolidated Statement of Profit and Loss, Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows, Company Statement of Financial Position, Company Statement of Changes in Equity, Company Statement of Cash Flows and related notes, including the summary of significant accounting policies set out in note 1.The financial reporting framework that has been applied in their preparation is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

In our opinion:

•the financial statements give a true and fair view of the assets, liabilities and financial position of the Group and the Company as at 31 December 2021 and of the Group’s profit for the year then ended;

•the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union;

•the Company Financial Statements have been properly prepared in accordance with IFRS as adopted by the European Union, as applied in accordance with the provisions of the Companies Act 2014; and

•the Group and Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We have fulfilled our ethical responsibilities under, and we remained independent of the Group in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), as applied to listed entities.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the director's use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the director’s assessment of the entity’s ability to continue to adopt the going concern basis of accounting included:

•agreeing the underlying cash flow projections to management approved forecasts, assessing how these forecasts are compiled, and assessing the accuracy of management’s forecasts;

•evaluating the key assumptions within management’s forecasts;

•considering liquidity and available financial resources;

•assessing whether the stress testing performed by management appropriately considered the principal risks facing the business; and

•evaluating the feasibility of management’s mitigating actions in the stress testing scenarios.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or the Company’s ability to continue as a going concern for a period of at least twelve months from the date when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Independent Auditor’s Report to the members of ICON plc (continued)

Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:

Group Key Audit Matters

Valuation of customer relationship intangible asset acquired in a business combination

As discussed in Note 14 to the consolidated financial statements, the Company completed its merger (the “Merger”) with PRA Health Sciences, Inc. ("PRA") on 1 July 2021. The Company estimated the preliminary fair value of the customer relationship intangible asset to be $3,915.0 million as of the date of the Acquisition.

The key audit matter

We identified the evaluation of the preliminary fair value of the customer relationship intangible asset acquired as a key audit matter. Complex and subjective auditor judgement was required to assess the forecasts of the acquiree’s cash flows, which include forecasted revenue growth, operating income margins and the customer attrition rate, as well as the discount rate based on an analysis of the acquiree’s weighted average cost of capital. In addition, specialised skills and knowledge were needed to test the significant assumptions listed above and used in the discounted cash flow model.

How the matter was addressed in our audit

Our audit procedures included, amongst others:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the business combinations process, including controls over the valuation of the customer relationship intangible asset. This included controls related to the significant assumptions used in the development of the discounted cash flow model, including forecasted revenue growth, operating income margins, customer attrition rate and the discount rate. We also tested management's controls over the completeness and accuracy of the data used in the fair value estimate.

We assessed the reasonableness of the Company’s estimated forecasted revenue growth and operating income margins by comparing forecasted revenue growth and operating income margins to the acquiree’s historical results and publicly available industry data. To assess the Company’s customer attrition rates, we compared them to historic customer attrition rates of the acquiree.

We also involved a valuation professional with specialised skills and knowledge who assisted in:

–evaluating the discount rate by comparing it against discount rates that were independently developed using publicly available market data of comparable entities

–assessing the fair value of the customer relationship intangible asset acquired using (1) the Company’s forecasted cash flows and (2) our independently developed discount rates.

Our procedures in respect of this risk were performed as planned. We found that the estimates and judgements used in determining the preliminary fair value of the customer relationship intangible asset were appropriate.

Revenue recognition for clinical trial service contracts

As discussed in Note 21 to the consolidated financial statements, the Company recognised revenue of US$5,472.8 million for the year ended 31 December 2021, a significant portion of which relates to clinical trial service revenue. As discussed in Note 1 to the consolidated financial statements, clinical trial service revenue is recognised over time, using an input measure, being total project costs (inclusive of third party costs) incurred to date relative to total forecast project costs, to measure progress towards satisfying the Company’s performance obligation. The transaction price is based on the contract or latest change order value, adjusted to reflect the estimated realisable contract value.

The key audit matter

We identified the evaluation of revenue recognition for clinical trial service revenue as a key audit matter. Complex and subjective auditor judgment was required to evaluate the Company’s estimate of total forecast project costs and the estimated realisable contract values.

Independent Auditor’s Report to the members of ICON plc (continued)

How the matter was addressed in our audit

Our audit procedures included, amongst others:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls over total forecast project costs and estimated realisable contract values.

We tested the total forecast project costs and the realisable contract values for a selection of clinical trial service contracts, by evaluating:

–Direct costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the direct costs by agreeing to source data;

–Third-party costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the third-party costs incurred by agreeing to invoices received;

–Findings from interviews with operational personnel of the Company to assess progress to date, the estimate of remaining costs to be incurred and factors impacting the amount of time and costs to complete the selected contracts, including an understanding of the nature and complexity of the work to be performed;

–Correspondence of amendments to the scope or contract value, if any, between the Company and the customer for the selected contracts as part of our evaluation of contract progress;

–Changes to estimated costs and project margins, including the amount and timing of the changes; and

–The reasonableness of the Company’s adjustments from total contract value to arrive at realisable contract value. We confirmed total contract value with customers and compared the assumptions used to derive the adjustments from total contract value to realisable contract value to underlying records.

We also evaluated the Company’s methods, assumptions and data used to accurately estimate total forecast project costs and realisable contract values, by comparing historical estimates developed at contract inception to actual results for a selection of contracts.

Our procedures in respect of this risk were performed as planned. We found that the estimates and judgements used in determining the progress towards completion and realisable contract value related to revenue recognition for clinical trial services contracts were appropriate.

Parent Company key audit matters

Due to the nature of the Parent Company’s activities, there are no key audit matters that we are required to communicate in accordance with ISAs (Ireland).

Our application of materiality and an overview of the scope of our audit

Materiality for the Group Financial Statements as a whole was set at US$30.0 million (2020: US$17.5 million). Materiality for the Company Financial Statements was set at US$70.0 million (2020: US$10.7 million).

For the Group, materiality has been calculated as 6% (2020: 5%) of the benchmark of expected Group profit before tax (this estimated amount was based on earnings guidance available at the planning stage of the audit adjusted for exceptional items), which we have determined in our professional judgement, to be one of the principal benchmarks within the financial statements relevant to members of the Company in assessing the financial performance of the Group. For the Parent Company, materiality has been calculated based on 1% (2020:1%) of the benchmark of total assets. We applied materiality to assist us determine what risks were significant risks and the procedures to be performed.

We report to the Audit Committee all corrected and uncorrected audit misstatements we identified through our audit in excess of US$1.5 million (Group) and US$3.5 million (Company), in addition to other audit misstatements below that threshold that we believe warranted reporting on qualitative grounds.

We performed comprehensive audit procedures, including those in relation to the significant risks set out above, on those transactions accounted for at Group level. Our audit covered 100% (2020:96%) of total Group revenue and 96% (2020: 98%) of total Group assets, including 100% of the Parent Company’s revenue and total assets.

We identified 3 components in the scope of our audit. We subjected 2 components to full scope audits for group purposes and 1 component to specified risk-focused audit procedures. The component full scope audits were conducted by component auditors for which a lower materiality level had been set by the group audit team.

Independent Auditor’s Report to the members of ICON plc (continued)

Other information

The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Based solely on our work on the other information undertaken during the course of the audit, we report that:

•we have not identified material misstatements in the directors’ report;
•in our opinion, the information given in the directors’ report is consistent with the financial statements;
•in our opinion, the directors’ report has been prepared in accordance with the Companies Act 2014.

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified

We have obtained all the information and explanations which we consider necessary for the purpose of our audit.

In our opinion, the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited and the Company’s financial statements are in agreement with the accounting records.

We have nothing to report on other matters on which we are required to report by exception

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made.

The Companies Act 2014 also requires us to report to you if, in our opinion, the Company has not provided the information required by section 5(2) to (7) of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 for the year ended 31 December 2020 as required by the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) (amendment) Regulations 2018.

We have nothing to report in this regard.

Respective responsibilities and restrictions on use

Directors’ responsibilities

As explained more fully in their statement set out on page 29, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A fuller description of our responsibilities is provided on IAASA’s website at
http://www.iaasa.ie/Publications/Auditing-standards/International-Standards-on-Auditing-for-use-in-Ire/Description-of-the-auditor-s-responsibilities-for.

Independent Auditor’s Report to the members of ICON plc (continued)

The purpose of our audit work and to whom we owe our responsibilities

Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for our report, or for the opinions we have formed.

Sean O’Keefe                                         17 June 2022
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Consolidated Statement of Profit and Loss
for the year ended 31 December 2021

		31 December 2021	31 December 2021	31 December 2021	31 December 2020
		Excluding Exceptional items	(Note 8) Exceptional items	Including Exceptional items	Including Exceptional items
Continuing Operations	Note	$’000	$’000	$’000	$’000

Revenue	2	5,472,826	—	5,472,826	2,797,288

Direct costs		(3,970,025)	—	(3,970,025)	(1,989,256)
Other operating expenses		(898,288)	(201,719)	(1,100,007)	(416,065)
Operating profit		604,513	(201,719)	402,794	391,967

Share of equity method investments net of tax	18	(2,161)	—	(2,161)	(366)
Financing income	4	574	—	574	2,724
Financing expense	5	(111,145)	(75,391)	(186,536)	(12,147)

Profit before taxation	3	491,781	(277,110)	214,671	382,178
Income tax expense	6	(51,061)	10,842	(40,219)	(50,753)

Profit for the financial year		440,720	(266,268)	174,452	331,425

Profit for the financial year is attributable to:

Owners of the Company	25	440,720	(266,268)	174,452	330,792
Noncontrolling interest	25	—	—	—	633
Profit for the financial year attributable to the Group		440,720	(266,268)	174,452	331,425

Earnings per ordinary share
Basic	7			2.60	6.27

Diluted	7			2.57	6.22

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2021

	Note	31 December 2021	31 December 2020
		$’000	$’000
Other Comprehensive Income/ (Loss)

Items that will not be reclassified to profit or loss:
Re-measurement of defined benefit liability	10	4,175	(3,730)

Total items that will not be reclassified to profit or loss		4,175	(3,730)

Items that are or may be reclassified subsequently to profit or loss, net of tax:
Currency translation differences	25	(61,130)	48,129
Currency impact on long-term funding	25	(525)	(1,603)
Unrealised capital loss on investments	25	—	(231)
Amortisation of interest rate hedge	25	113	(910)
Settlement of interest rate hedge *	25	778	(905)
* recycled through profit and loss in 2021
Total items that are or may be reclassified to profit or loss		(60,764)	44,480

Other comprehensive loss for the year, net of tax		(56,589)	40,750
Profit for the financial year		174,452	331,425

Total comprehensive income for the financial year		117,863	372,175

Attributable to:
Equity holders of the Company		117,863	371,542
Noncontrolling interest		—	633

Total comprehensive income for the financial year		117,863	372,175

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Financial Position
as at 31 December 2021

	Note	31 December 2021	31 December 2020
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	12	194,912	109,830
Right-of-use assets	27	197,716	83,079
Goodwill	13	9,090,061	950,267
Intangible assets	13	4,852,369	130,972
Other non-current assets	17	76,800	26,902
Equity method investments	18	2,373	4,534
Financial assets	18	22,592	15,765
Deferred tax assets	6	102,954	30,370
Total non-current assets		14,539,777	1,351,719
Current assets
Inventories	15	5,772	4,806
Trade receivables	16	1,342,770	715,271
Unbilled revenue (contract assets)	16	623,121	428,684
Other current assets	17	159,068	77,937
Current taxes receivable		66,884	45,348
Current asset investments	18	1,712	1,729
Cash and cash equivalents	19	752,213	840,305
Total current assets		2,951,540	2,114,080
Total assets		17,491,317	3,465,799
EQUITY
Share capital	24	6,640	4,580
Share premium		436,916	318,404
Other undenominated capital	25	1,134	1,134
Share based payment reserve	25	420,973	179,569
Other reserves	25	12,438	11,966
Foreign currency translation reserve	25	(86,621)	(24,966)
Merger reserve	25	5,656,195	—
Retained earnings	25	1,730,190	1,389,982
Total equity attributable to the owners of the Company		8,177,865	1,880,669
LIABILITIES
Non-current liabilities
Non-current bank credit lines and loan facilities	23	5,381,162	348,477
Non-current lease liabilities	27	161,096	60,801
Non-current other liabilities	20	35,221	23,675
Non-current provisions	8	7,377	3,529
Deferred tax liabilities	6	1,085,742	10,166
Total non-current liabilities		6,670,598	446,648
Current liabilities
Accounts payable		90,764	51,113
Unearned revenue	16	1,315,961	660,883
Accrued and other liabilities	20	946,503	392,550
Provisions	8	2,934	7,219
Current tax payable		231,542	26,717
Bank credit lines and loan facilities	23	55,150	—
Total current liabilities		2,642,854	1,138,482
Total liabilities		9,313,452	1,585,130
Total equity and liabilities attributable to the owners of the company		17,491,317	3,465,799

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2021

	Number of shares	Share Capital	Merger Reserve	Share Premium	Other Undenominated Capital	Share-based Payment Reserve	Other Reserves	Currency Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2021	52,788,093	4,580	—	318,404	1,134	179,569	11,966	(24,966)	1,389,982	1,880,669
Profit for the year attributable to the Group	—	—	—	—	—	—	—	—	174,452	174,452
Other Comprehensive Income:
Foreign currency translation	—	—	—	—	—	—	—	(61,130)	—	(61,130)
Currency impact on long-term funding	—	—	—	—	—	—	—	(525)	—	(525)
Re-measurement of defined benefit liability	—	—	—	—	—	—	—	—	4,175	4,175
Tax benefit on defined benefit pension contributions	—	—	—	—	—	—	—	—	—	—
Amortisation of interest rate hedge	—	—	—	—	—	—	113	—	—	113
Settlement of interest rate hedge (recycled through profit and loss)	—	—	—	—	—	—	778	—	—	778
Total other comprehensive income	—	—	—	—	—	—	891	(61,655)	4,175	(56,589)
Total comprehensive income for the year	—	—	—	—	—	—	891	(61,655)	178,627	117,863
Transactions with owners, recorded directly in equity
Issue of shares associated with a business combination	27,372,427	1,960	5,656,195	—	—	—	—	—	—	5,658,155
Replacement share-based awards issued to acquiree employees	—	—	—	—	—	267,607	—	—	—	267,607
Share-based payment	—	—	—	—	—	105,488	—	—	—	105,488
Exercise of share options	1,065,529	77	—	118,512	—	—	—	—	—	118,589
Transfer of exercised and expired share–based awards	—	—	—	—	—	(162,015)	—	—	162,015	—
Issue of restricted share units/ performance share units	328,634	23	—	—	—	—	—	—	—	23
Share issue costs	—	—	—	—	—	—	—	—	(853)	(853)
Tax benefit excess on exercise of options	—	—	—	—	—	22,515	—	—	—	22,515
Deferred tax movement on unexercised options	—	—	—	—	—	7,809	—	—	—	7,809
Non-distributable reserves	—	—	—	—	—	—	(419)	—	419	—
Total contributions by and distributions to owners	28,766,590	2,060	5,656,195	118,512	—	241,404	(419)	—	161,581	6,179,333
Balance at 31 December 2021	81,554,683	6,640	5,656,195	436,916	1,134	420,973	12,438	(86,621)	1,730,190	8,177,865
Further details of the reserves above are detailed in note 25

Consolidated Statement of Changes in Equity
for the year ended 31 December 2020

	Number of shares	Share Capital	Share Premium	Other Undenominated Capital	Share-based Payment Reserve	Other Reserves	Currency Reserve	Financial assets at fair value through other comprehensive income reserve	Put option in noncontrolling interest shares	Retained Earnings	Sub total	Noncontrolling interest	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2020	53,622,206	4,635	305,228	1,052	174,230	10,874	(71,492)	231	(38,482)	1,220,871	1,607,147	34,462	1,641,609
Profit for the year attributable to the Group	—	—	—	—	—	—	—	—	—	330,792	330,792	—	330,792
Profit for the year attributable to redeemable noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	633	633
Other Comprehensive Income:											—
Foreign currency translation	—	—	—	—	—	—	48,129	—	—	—	48,129	—	48,129
Currency impact on long-term funding	—	—	—	—	—	—	(1,603)	—	—	—	(1,603)	—	(1,603)
Cash flow hedge	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealised fair value movements on investments	—	—	—	—	—	—	—	(231)	—	—	(231)	—	(231)
Re-measurement of defined benefit liability	—	—	—	—	—	—	—	—	—	(3,730)	(3,730)	—	(3,730)
Tax benefit on defined benefit pension contributions	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of interest rate hedge	—	—	—	—	—	(910)	—	—	—	—	(910)	—	(910)
Loss on interest rate hedge	—	—	—	—	—	(905)	—	—	—	—	(905)	—	(905)
Total other comprehensive income	—	—	—	—	—	(1,815)	46,526	(231)	—	(3,730)	40,750	—	40,750
Total comprehensive income for the year	—	—	—	—	—	(1,815)	46,526	(231)	—	327,062	371,542	633	372,175
Transactions with owners, recorded directly in equity											—
Share-based payment	—	—	—	—	26,307	—	—	—	—	—	26,307	—	26,307
Exercise of share options	193,417	13	13,176	—	—	—	—	—	—	—	13,189	—	13,189
Transfer of exercised and expired share–based awards	—	—	—	—	(23,497)	—	—	—	—	23,497	—	—	—
Issue of restricted share units/ performance share units	207,688	14	—	—	—	—	—	—	—	—	14	—	14
Share issue costs	—	—	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Repurchase of ordinary shares	(1,235,218)	(82)	—	82	—	—	—	—	—	(175,000)	(175,000)	—	(175,000)
Share repurchase costs	—	—	—	—	—	—	—	—	—	(140)	(140)	—	(140)
Tax benefit excess on exercise of options	—	—	—	—	3,815	—	—	—	—	—	3,815	—	3,815
Deferred tax movement on unexercised options	—	—	—	—	(1,286)	—	—	—	—	—	(1,286)	—	(1,286)
Settlement of acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—	35,095	35,095	(35,095)	—
Settlement of put option on noncontrolling interest shares	—	—	—	—	—	—	—	—	38,482	(38,482)	—	—	—
Non-distributable reserves	—	—	—	—	—	2,907	—	—	—	(2,907)	—	—	—
Total contributions by and distributions to owners	(834,113)	(55)	13,176	82	5,339	2,907	—	—	38,482	(157,951)	(98,020)	(35,095)	(133,115)
Balance at 31 December 2020	52,788,093	4,580	318,404	1,134	179,569	11,966	(24,966)	—	—	1,389,982	1,880,669	—	1,880,669
Further details of the reserves above are detailed in note 25

Consolidated Statement of Cash Flows
for the year ended 31 December 2021

	Note	Year Ended 31 December 2021	Year ended 31 December 2020
		$’000	$’000
Profit for the financial year		174,452	331,425
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation of property, plant and equipment	12	33,654	18,360
Depreciation of right-of-use assets	27	45,247	28,947
Impairment of long lived assets	8	20,037	5,411
Amortisation of intangible assets	13	281,333	47,766
Loss on equity method investments		2,161	366
Settlement and amortisation of interest rate hedge	5	891	(910)
Amortisation of deferred financing costs	5	12,890	523
Share-based payment	11	105,859	26,597
Loss on extinguishment of debt	5	74,613	—
Financing income	4	(574)	(2,724)
Financing expense	5	94,029	13,406
Defined benefit costs	10	561	321
Income tax expense	6	40,219	50,753
Unrealised foreign exchange		(6,054)	5,980
Other non cash items		3,589	(3,511)
Operating cash inflow before changes in working capital		882,907	522,710
Accounts receivable		113,513	(175,040)
Unbilled revenue		(17,656)	(5,748)
Unearned revenue		(61,121)	291,844
Other net assets		105,389	(2,325)
Cash provided by operations		1,023,032	631,441
Income taxes paid		(55,105)	(27,604)
Employer contribution defined benefit pension scheme	10	(354)	(214)
Interest received		574	2,495
Interest paid		(91,202)	(11,394)
Net cash inflow from operating activities		876,945	594,724
Investing activities
Purchase of property, plant and equipment		(29,126)	(19,308)
Purchase of intangible assets		(64,624)	(31,747)
Purchase of subsidiary undertakings		(5,914,475)	(37,761)
Loan to equity method investment		(10,000)	—
Investment in equity method investments		(2,450)	(2,450)
Sale/maturity of current asset investments		497	47,902
Purchase of current asset investments		(480)	—
Purchase of financial assets		(3,577)	(3,212)
Net cash used in investing activities		(6,024,235)	(46,576)
Financing activities
Financing costs		(31,056)	(1,554)
Drawdown of bank credit lines and loan facilities		5,905,100	350,000
Repayment of bank credit lines and loan facilities		(877,780)	(350,000)
Purchase of noncontrolling interest		—	(43,923)
Repayments of obligations under lease liabilities		(54,884)	(30,504)
Tax benefit from the exercise of share options		7,809	3,815
Proceeds from exercise of share options, RSUs and PSUs		118,589	13,203
Share issuance costs		(853)	(14)
Repurchase of ordinary shares		—	(175,000)
Share repurchase costs		—	(140)
Loss on settlement of interest rate hedge		—	(905)
Net cash used in financing activities		5,066,925	(235,022)
Net increase in cash and cash equivalents		(80,365)	313,126
Effect of exchange rate changes		(7,727)	6,870
Cash and cash equivalents at start of year		840,305	520,309
Cash and cash equivalents at end of year		752,213	840,305

Notes to Consolidated Financial Statements
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies
Statement of compliance

The Group Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union ("EU") that are effective for financial year ending 31 December 2021, and with those parts of the Companies Act applicable to companies reporting under IFRS. The Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU, as applied in accordance with the Companies Act applicable to companies reporting under IFRS. IFRS adopted by the EU differs in certain respects from IFRS issued by the IASB. Reference to the IFRS hereafter refers to IFRS adopted by the EU. A Company that publishes its Group and Company Financial Statements together, can take advantage of the exemption in Section 304 of the Companies Act from presenting to its members a Company Statement of Profit and Loss and Company Statement of Comprehensive Income and related notes.
Basis of preparation

The Group and Company Financial Statements are presented in United States dollars ("U.S. dollars") and all values are rounded to the nearest thousand ($‘000), except where otherwise indicated. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options, the pension plan assets, the put/call options over noncontrolling interest, other investments and financial assets. Other than the new and amended standards adopted by the group, accounting policies are applied consistently with the prior year.

New standards and interpretations

The following standards and interpretations became effective for the Group during the financial year but do not have a material effect on the results or financial position of the Group:

a.Amendments to IFRS 16 Leases: COVID 19 Related Rent Concessions
b.Amendments to IFRS 9, IAS 39 and IFRS 7 IBOR Reform Phase II

The following standards and interpretations are not yet effective for the Group and are not expected to have a material effect on the results or financial position of the Group:

a.Amendments to IAS 16 Property, Plant and Equipment (PPE): Proceeds before Intended Use (Effective date: 1 January 2022)
b.Amendments to IAS 1 Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies (Effective date: 1 January 2023)
c.Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Costs to Fulfil a Contract (Effective date: 1 January 2022)
d.Amendments to IFRS 3 Business Combinations (Effective date: 1 January 2022)

Critical accounting judgements and key sources of estimation uncertainty

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a discussion of the accounting policies used by us, which we believe are critical in that they require estimates and judgements by management. The application of these critical accounting policies and estimates is discussed with the Audit Committee of the Board of Directors.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

We earn revenues by providing a number of different services to our clients. These services, which are integral elements of the clinical development process, include clinical trials management, contract staffing, consulting and laboratory services. Contracts range in duration from a number of months to several years. The criteria for revenue recognition is based on five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognise revenue when (or as) the entity satisfies the performance obligation.

Clinical trial services are a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realisable contract value. An assessment of the realisable contract value is judgmental in nature. The realisable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

Revenue is recognised on a percentage completion basis as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on an input measure being total project costs (inclusive of third party costs) at each reporting period. Measurement of the progress towards completion involves judgment and estimation. Assessment of completion requires an evaluation of labour and related time cost incurred at the reporting date and third party costs incurred at the reporting date. The assessment of third party costs incurred (principally investigator costs) requires a review of activity performed and recorded by the third party services providers. The timing of payments to third parties in respect of cost incurred reflect invoicing by third parties. The timing difference between the activity performed and receipt of invoices from third parties may result in significant accrued amounts at reporting periods.

The assessment of progress towards completion also requires an up to date evaluation of the forecast costs to complete in respect of these projects. Given the long-term nature of the clinical trials, and the complex nature of those trials, the forecast costs to complete (being internal direct costs and costs that will be incurred by third parties (principally investigators)) is judgmental. Forecast time (and related costs) is determined by reference to (i) contract terms and (ii) past experience. Forecast third party costs to complete are determined by project by reference to (i) contract terms and (ii) past experience.
The Company provides data services to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognised as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract. The calculation of the fair value of certain non-monetary terms involves management judgement and estimation.

Intangible Assets acquired in a business combination
Significant management judgments and estimates must be made and used in connection with the recognition of intangible assets associated with a business combination. The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. The assets, liabilities and contingent liabilities of businesses acquired are generally measured at their fair values at the date of acquisition. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.
Measurement of intangible assets involves the use of estimates for determining the fair value at the acquisition date. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment. The valuation of intangible assets required management to develop discounted cash flow models which required the use of reasonable and supportable inputs such as customer attrition data, discount rates developed from various weighted average cost of capital assumptions, growth rates, margin forecasting and assessment of useful lives (see note 13 - Intangible assets - goodwill and other). Management utilised external valuation experts, where necessary, to ensure the valuation process was sufficiently detailed and robust to develop reliable valuations.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s Financial Statements.

Basis of consolidation

The Group’s Financial Statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group. The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All intercompany balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation and functional currency of the Company is US dollars ($). The presentation currency of the Group is US dollars ($). The determination of the USD as the functional currency of the Company reflects consideration of the primary and secondary indicators as set out in IAS 21. The directors considered in particular the currency in which funds from financing activities are generated (debt and equity) and the currency in which receipts from operating activities are usually retained. This assessment is consistent with the assessment that the functional currencies of the main subsidiary trading entities are USD. The Company Financial Statements are presented in US dollars. Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation.

The related statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates. Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are recorded in the translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date. All translation differences, with the exception of translation differences on long-term intercompany balances in the Consolidated Financial Statements where repayment is not foreseen, are recorded in the Consolidated Statement of Profit and Loss. Translation differences on long-term intercompany balances, in the Consolidated Financial Statements, where repayment is not foreseen are recorded within other comprehensive income in the Statement of Comprehensive Income.

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the Consolidated Statement of Profit and Loss as part of the overall gain or loss on disposal.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

The principal exchange rates used for the translation of results, cash flows and statements of financial position into US dollars were as follows:

	Average		Year end
	31 December 2021	31 December 2020	31 December 2021	31 December 2020

Euro 1:$	1.1886	1.1357	1.1370	1.2216

Pound Sterling 1:$	1.3788	1.2821	1.3532	1.3670

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses. Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Buildings	40
Computer equipment	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the Consolidated Statement of Profit and Loss.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indicator of impairment. Where such an indicator exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the Consolidated Statement of Profit and Loss.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Consolidated Statement of Profit and Loss during the financial period in which they are incurred.

Right-of-use assets and lease liabilities

ICON determines if an arrangement is a lease at inception and recognises the rights and obligations resulting from virtually all leases on the Consolidated Statements of Financial Position as right-of-use (ROU) assets with corresponding lease liabilities.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, plus lease payments made at or before the commencement day and any initial direct costs, less any lease incentives received. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the lease term.

The right-of-use assets are presented as a separate line in the Consolidated Statement of Financial Position. The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Lease liabilities are recognised based on the present value of future minimum lease payments over the lease term at commencement date or date of transition with the interest element of the finance lease charged to financing expense. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the Group's incremental borrowing rate derived from the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Current lease liabilities are included in accrued and other liabilities in the Consolidated Statement of Financial Position and non-current lease liabilities are presented as a separate line. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Lease terms may also include options to extend or terminate. Such options are actively reviewed and adjustments to the ROU asset and lease liability are made when it is reasonably certain the option will be exercised.

Amendments to IFRS 16 were made by the IASB in 2020 allowing rent concessions directly related to the COVID-19 pandemic not to be accounted as lease modifications. Rental concessions directly related to the COVID-19 pandemic are recognised in the Consolidated Statement of Profit and Loss in the period they are received.

The Group accounts for lease and non-lease components separately with the exception of motor vehicle leases for which lease and non-lease components are accounted as a single lease component. Lease components are reflected in the Consolidated Statements of Financial Position and non-lease components expensed directly to the Consolidated Statements of Profit and Loss.

The Group has elected to account for short-term leases using the practical expedient. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in the Consolidated Statement of Profit and Loss on a straight-line basis over the lease term.

In some cases, ICON enters into sublease agreements and becomes both a lessee and a lessor for the same underlying asset. When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. Subleases are accounted for in the same way as other leases. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Business combinations

Business combinations are accounted for using the acquisition method when control is transferred to the Group. The consideration transferred is measured at fair value, as are the identifiable assets acquired and liabilities assumed. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments to the assessment of contingent consideration determined as at acquisition date will be accounted for through the Consolidated Statement of Profit and Loss, as the liability is measured at fair value at each reporting date.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction until control is obtained. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition costs are expensed as incurred.

Goodwill

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non controlling interests in the acquiree, if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

At the acquisition date, any goodwill acquired is allocated to the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the Consolidated Statement of Profit and Loss on a straight-line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8
Customer relationships	7-23
Order backlog	1-7
Tradenames	3-5
Technology asset	5-8
Non-compete arrangements	5
Patient database	7

Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated.

Impairment losses in respect of other non-financial assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount. Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Impairment losses in respect of goodwill are not reversed.

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Accounts payable

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the Consolidated Statement of Financial Position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the Consolidated Statement of Profit and Loss over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Grants that compensate the Group for expenses incurred are recognised in the Consolidated Statement of Profit and Loss in the same periods in which the expenditure to which they relate is charged.

Under grant agreements, amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Provisions

A provision is recognised in the Consolidated Statement of Financial Position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Financial Instruments

The Group assesses the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly.

Financial asset category	Classification and measurement under IFRS 9	Classification test outcomes
Cash and cash equivalents	Financial assets at fair value (initial recognition) followed by amortised cost net of impairments (subsequent measurement).	Business model test result: hold to collect contractual cash flows. Cash flow characteristics test result: solely payments of principal and interest.
Trade receivables

Current asset investments	Short-term financial assets at fair value (initial recognition) either through OCI or profit or loss	See details below
Non-current financial assets	Long-term financial assets at fair value through profit or loss	See details below

(a)    Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

(b)    Trade receivables

The Group's financial assets measured at amortised cost, the most significant of which are trade receivables and unbilled receivables, are subject to IFRS 9's expected credit loss model.

For trade receivables and unbilled revenue, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables. See notes 16 and 26 for further details. The expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current, as well as the forecast direction of conditions, at the reporting date.

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Accounts receivable factoring
Where the Company enters into an agreement to sell certain portfolios of its accounts receivable balances, the sale is accounted for in accordance with IFRS 9. Agreements which result in true sales of the transferred receivables, as defined in IFRS 9, which occur when receivables are transferred without recourse to ICON, are excluded from amounts reported in the Consolidated Balance Sheet. Cash proceeds received from such sales are included in operating cash flows. The associated finance costs are presented as interest expense.

(c)    Current asset investments and non-current financial assets

The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value through OCI; and
•those to be measured subsequently at fair value through profit or loss.

The classification depends on the entity's business model for managing financial assets and the contractual terms of the cash flows.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Purchases or sales of financial assets are recognised on trade date, the date the Group commits to purchase or sell the asset. Financial assets are de-recognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset.

There are three measurement categories into which the Group classifies its financial instruments:

•Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

•FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment losses. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method.

•FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

(d)    Interest bearing loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the Consolidated Statement of Profit and Loss over the period of the borrowings on an effective interest rate basis. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until draw down will occur. Where there is no evidence

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Borrowings are removed from the Consolidated Statement of Financial Position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

(e)    Derivative financial instruments and hedging

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as either:

•hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges)
•hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

The fair value of derivative financial instruments designated in hedge relationships are disclosed in note 26 – Financial instruments. Movements in the hedging reserve in shareholders' equity are shown in shareholders' equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months. It is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within other gains/(losses).

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognised in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item are recognised within OCI in the costs of hedging reserve within equity.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

There were no open derivative transactions at 31 December 2021 or 31 December 2020.

The Group entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was considered an effective hedge on application of the provisions of IFRS 9. There was a cash outflow on maturity in July 2020 of $0.9 million, representing the realised loss on the interest rate hedge. The loss, representing the instrument’s fair value at maturity was recorded in Other Comprehensive Income. The unamortised portion of this loss has been released to the Statement of Profit and Loss in the period in line with the commitment to early settle the 2020 Senior Notes. See note 23 - Bank credit lines and loan facilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Put and call options in unconsolidated entities

On 24 July 2020, the Group entered into an agreement to jointly establish a new company, Oncacare, with a third-party. The Group owns 49% of the voting share capital with the majority third party owning the remaining 51% voting share capital. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Group in a two and half year period, commencing 1 January 2023 and the Group also has the right to acquire the 51% majority voting share capital from 1 August 2025. These option arrangements are derivative financial instruments which have been bifurcated and separately recorded from the equity host contract as Oncacare is not part of the Group. These option arrangements will be measured at their fair value at each reporting period with changes in the fair value of the financial instruments recorded through the Consolidated Statement of Profit and Loss.

(f)    Investments in subsidiaries - Company

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance, calculated on an expected credit loss basis.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are re-purchased by the Company they are cancelled and the nominal value of the shares is transferred to other undenominated capital within equity.

Noncontrolling interest

ICON acquired a majority ownership interest in MeDiNova. Included in the purchase agreement were put and call option arrangements with the noncontrolling interest holders that required (put option) or enabled (call option) ICON to purchase the remaining minority ownership at a future date at a price dependant on the future results of the company. The noncontrolling interest was recorded at its fair value at the acquisition date in equity.

The financial liability for the noncontrolling interest put option was recognised at the present value of the amount payable upon exercise of the option. On initial recognition, the corresponding debit relating to the financial liability was made to equity attributable to the Company within the category 'put option in noncontrolling interest shares'. The financial asset relating to the call option meets the definition of a derivative under IFRS 9 and was measured at fair value through the profit and loss in accordance with IFRS 9.

All subsequent changes in the carrying amount of the financial liability that resulted from the remeasurement of the present value of the amount payable upon exercise of the noncontrolling interest put option were recognised in the profit or loss attributable to the Company.

The carrying amount of noncontrolling interest changed due to allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period. The noncontrolling interest continued to be recognised within equity until the noncontrolling interest call/put option was exercised.

On 9 March 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. On exercise of the call option, the noncontrolling interest was extinguished and a liability was recorded for the amount payable to the former noncontrolling interest holders. This liability was settled on 17 July 2020 for $43.9 million.

Equity Method Investments

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence that is considered to be greater than minor. These investments are classified as equity method investments on the accompanying Consolidated Statements of Financial Position. The Company records its pro rata share of the earnings/losses of these investments in Share of equity method investments in the Consolidated Statements of Profit and Loss. The Company reviews these for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Employee benefits

(a) Pension and other post-employment benefits

Certain companies within the Group operate defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

The Group operates defined benefit pension plans for certain of its United Kingdom and Swiss employees through subsidiary companies. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the Consolidated Statement of Profit and Loss as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plans is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value, and the fair value of plan assets deducted. The discount rate used in respect of the UK scheme is the yield at the reporting date on the iBoxx corporate bond over 15 years plus 10 basis points. The discount rate used in respect of the Swiss scheme is determined by the Swiss corporate bond yields at the reporting date. The calculation is performed by a qualified actuary using the projected unit credit method. The net finance income/cost are recorded in operating costs in the Consolidated Statement of Profit and Loss. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the Consolidated Statement of Profit and Loss on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Consolidated Statement of Profit and Loss.

(b) Share-based payments

Share-based payments comprise options to acquire ordinary shares in the Company, RSUs and PSUs in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees and Directors of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSUs or PSUs. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price of a share at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the year ended 31 December 2021 in relation to options, RSUs or PSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.

Replacement awards

In connection with the completion of the Merger, the Company issued replacement awards to the holders of PRA equity awards on 1 July 2021. An exchange of share-based compensation awards in a business combination is treated as a modification under IFRS 2. The replacement awards and the original acquiree awards are measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in IFRS 2. Amounts attributable to pre-combination vesting are accounted for as part of the consideration transferred for the acquiree. Amounts attributable to post-combination vesting are accounted for separate from the business combination and are recognised as compensation cost in the post-combination period.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

(c) Share-based payments – Company

The Company operates a number of share-based payment plans the details of which are presented in note 11 Share-based Payments to the Consolidated Financial Statements. The share-based payment expense associated with the share-based payment plans is recognised by the entity which receives services in exchange for the share-based compensation.

The Statement of Profit and Loss of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company’s subsidiaries and are added to the carrying amount of those investments. Under an agreement, with certain subsidiaries, on the date of exercise the Company is paid an amount equal to the fair value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets (see note 3 Investment in subsidiaries, to the Company only financial statements).

Revenue Recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, and laboratory services. Contracts range in duration from a number of months to several years.

Revenue Recognition - Clinical trial service revenue

Under IFRS 15, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/reimbursable expenses) adjusted downwards to reflect a realisable contract value. Revenue is recognised as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being project costs incurred as a proportion of total project costs (inclusive of third-party costs) at each reporting period.

Revenue Recognition - Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Revenue Recognition - Consulting services revenue

Consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognised as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period.
Revenue Recognition - Laboratory services revenue

Revenue is recognised when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognised over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgement and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labour hours incurred. Revenue is recorded in the amount invoiced since those amounts corresponds to the value of the Company's performance and the transfer of value to the customer.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Revenue Recognition - Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognises revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customisation or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product.

These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognises revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognised as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions

Incremental costs of obtaining a contract are recognised as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortisation period of the asset which would arise on deferral would be one year or less.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs. Reimbursable expenses are included within direct costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also include depreciation expense and the amortisation of intangible assets.

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature. Exceptional items may include restructuring, transaction and integration-related expenses, significant impairments, and material changes in estimates. Also see the replacement awards accounting policy described above.

Transaction and integration-related expenses
Transaction and integration-related expenses are the incremental costs directly attributable to the completion and integration activities associated with the Group’s recent acquisitions. The costs consist of investment banking fees, advisory costs, retention agreements with employees, contingent consideration valuation adjustments and ongoing integration activities. The Group accounts for these transaction and integration-related costs as expenses in the period in which the costs are incurred and the services are received.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)

Restructuring
Restructuring charges reflect certain one-time and associated unavoidable costs arising from reorganisation programmes announced by Group management. These programmes generally result in asset impairments and workforce reductions in order to optimise the Group’s structure and facilitate improved long-term performance. Impairment charges are taken when the value-in-use of the asset is less than the asset’s carrying value. Workforce related charges are taken when an approved reorganisation programme is communicated to the relevant employee groups.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position. In these circumstances the credits are recognised in the Consolidated Statement of Profit and Loss in the same periods in which the expenditure to which they relate to is charged as a deduction against the related expense.

Financing income

Interest income is recognised in the Consolidated Statement of Profit and Loss as it accrues using the effective interest rate method and includes interest receivable on investments.
Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on leases, foreign exchange gains and losses on bank loans, non-cash finance charges in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the Consolidated Statement of Profit and Loss.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Statement of Profit and Loss over the term the facility is available to the Group.

Income tax

Income tax expense in the Consolidated Statement of Profit and Loss represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Consolidated Statement of Profit and Loss because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantively enacted at the reporting date. Income tax is recognised in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

1.    Basis of preparation and statement of accounting policies (continued)
Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) who together are considered the Group’s chief operating decision makers, the ‘CODM’. An operating segment’s operating results are reviewed regularly by the CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and right-of-use assets.

Debt issuance costs

Debt issuance costs relating to the Group’s long-term debt are recorded as a direct reduction of long-term debt; these costs are deferred and amortised to interest expense using the effective interest method, over the respective terms of the related debt. Debt issuance costs relating to the Group’s revolving credit facilities are recorded as an asset; these costs are deferred and amortised to interest expense using the straight-line method. Early repayment of debt facilities can result in modification of the debt and the acceleration of the amortisation of debt issuance costs.

Reclassifications
Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation. Most notably, the Group has presented transaction and integration-related expenses as exceptional items in the Consolidated Statement of Profit and Loss and reclassified certain costs incurred in the year ended 31 December 2020. These costs consist of transaction and integration-related expenses and contingent consideration valuation adjustments related to ICON's prior period acquisitions. These costs were previously presented in other operating expenses but have been reclassified to exceptional items to conform to the current period’s presentation.

2.    Segmental information

The Group is a clinical research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the ('CODM') in accordance with IFRS 8 Operating Segments. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

2.    Segmental information (continued)

The Group’s listing for its shares is the NASDAQ market in the United States. Consequently, information reviewed by the chief operating decision makers is prepared in accordance with US generally accepted accounting principles (“US GAAP”) however, the information presented below is prepared in accordance with IFRS reporting standards. Reconciliations of the Group’s profit for the financial year and shareholders’ equity from US GAAP to IFRS are set out on pages 151 to 154 of this report.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belgium, Bulgaria, Czech Republic, France, Germany, Hungary, Italy, Latvia, Poland, Portugal, Romania, Russia, Serbia, Spain, Sweden, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand, South Africa, Belarus, Bermuda, British Virgin Islands, Costa Rica, Croatia, Denmark, Egypt, Estonia, Finland, Georgia, Greece, Guatemala, Iceland, Jersey, Kenya, Lithuania, Luxembourg, Malaysia, Norway, Panama, Puerto Rico, Slovakia, Switzerland and Uruguay.

Geographical segment information

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Revenue
Ireland (1)*	1,365,911	1,181,292
Rest of Europe (33)*	1,175,515	416,884
United States (1)*	2,573,005	925,563
Rest of World (26)*	358,395	273,549
Total	5,472,826	2,797,288
*denotes number of countries

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Property, plant and equipment and operating right-of-use assets
Ireland	56,357	66,326
Europe	119,445	34,730
United States	162,814	55,023
Rest of World	54,012	36,830
Total	392,628	192,909

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

3.    Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2021			Year ended 31 December 2020
	Statutory auditor	Affiliated firms	Total	Statutory auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditor's remuneration:
Audit fees (1) (2)	2,744	—	2,744	1,357	—	1,357
Other assurance fees (3)	—	162	162	—	81	81
Tax advisory fees (4)	1,809	2,257	4,066	405	360	765
Other non-audit fees (5)	1,300	813	2,113	204	7	211
Total fees	5,853	3,232	9,085	1,966	448	2,414
(1)Audit fees include annual audit fees for ICON plc.
(2)Audit fees for the Company for the year are set at $30,000 (2020: $30,000)
(3)Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(4)Tax advisory fees are for tax compliance and tax advisory services.
(5)Other non-audit fees principally consist of fees for financial due diligence.

Directors’ remuneration disclosures as required by Section 305 of the Companies Act are set out below:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Directors’ emoluments
Emoluments	4,803	3,058
Benefits under long-term incentive schemes	4,273	4,531
Gain on exercise of share options	16,319	12,914
Pension contributions (defined contribution)	120	171

Further details regarding Directors’ shareholdings, share options and compensation are shown in note 9 – Payroll and related benefits.
Retirement benefits accrue to one Director (2020: one Director) under a defined contribution scheme.

Included in the benefits under long-term incentive scheme are amounts relating to share entitlements, the calculation of which was based on the share-based payment charge calculated under IFRS 2 Share-Based Payments.

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment (note 12)	33,654	18,360
Depreciation of right-of-use assets (note 27)	45,247	28,947
Amortisation of intangible assets (note 13)	281,333	47,766

Total depreciation and amortisation	360,234	95,073

Loss on sale of property, plant & equipment	249	141

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

4.    Financing income

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Interest receivable	574	2,724

Total finance income	574	2,724

All of the above relate to items not at fair value through profit and loss.

5.    Financing expense

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Interest payable on borrowings	94,029	13,406
Transaction and exceptional costs	75,391	—
Remeasurement of gross obligation under put option	—	(2,540)
Interest on lease liabilities	4,113	1,668
Facility fees (including amortisation)	12,890	523
Amortisation of gain on interest rate hedge	113	(910)

Total finance expense	186,536	12,147

The Company incurred interest costs from various financing arrangements during the years ended 31 December 2021 and 31 December 2020 as set out in the table above. These costs have been charged in the interest expense line of the Consolidated Statement of Profit and Loss.

All of the above (other than remeasurement of gross obligation under put option) relate to items not at fair value through profit and loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

6.    Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2021 and 2020 were as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Current tax expense
Current year
- Ireland	19,907	30,151
- Other	96,043	22,536
	115,950	52,687
Deferred tax expense/ (credit)
Origination and reversal of temporary differences	(70,848)	(1,925)

Over provided in prior years
Current tax	(4,139)	(1,740)
Deferred tax	(744)	1,731
Over provided in prior years	(4,883)	(9)

Total income tax expense in profit and loss	40,219	50,753

Tax recognised directly in equity
Deferred tax recognised directly in equity	(22,515)	1,470
Current tax recognised directly in equity	(7,809)	(3,999)

Total tax recognised in equity	(30,324)	(2,529)

Income tax recognised in other comprehensive income
Tax on currency impact on long-term funding	49	68

Total income tax recognised in other comprehensive income	49	68

The total tax expense of $40.2 million and $50.8 million for the years ended 31 December 2021 and 31 December 2020 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the Group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $70.8 million for the year ended 31 December 2021 and the deferred tax credit of $1.9 million for the year ended 31 December 2020, relates to deferred tax arising in respect of net operating losses and temporary differences in property, plant and equipment, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share-based compensation schemes.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

6.    Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Profit before tax	214,671	382,178
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	26,834	47,772

Over provision in respect to prior years	(4,883)	(9)
Foreign and other income taxed at higher rates	20,045	7,943
Effect of change in tax rates	(128)	108
Decrease in unrecognised tax benefits	5,246	(1,672)
Losses for which no benefit has been recognised	3,101	—
Research and development tax incentives	(3,120)	(1,243)
Impact of stock compensation	(13,258)	(2,212)
Share of loss of Associate already tax effected	270	46
Other	6,112	20

Tax expense on profit for the year	40,219	50,753

The net deferred tax asset at 31 December 2021 and 31 December 2020 was as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	43,451	12,412
Accrued expenses	67,404	22,076
Property, plant and equipment	5,619	5,974
Deferred revenue	62,871	2,257
Deferred compensation	3,445	3,184
Share-based payment	81,903	21,338
Other	8,325	358
Total deferred taxation assets	273,018	67,599
Less: offset against deferred tax liabilities	(170,064)	(37,229)

Deferred tax asset disclosed on Consolidated Statement of Financial Position	102,954	30,370

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

6.    Income tax expense (continued)

	Year ended 31 December 2021	Year ended 31 December 2020
Deferred taxation liabilities	$’000	$’000

Property, plant and equipment	19,606	1,359
Goodwill and related assets	33,354	31,629
Other intangible assets	1,201,086	13,398
Other	1,760	1,009
Total deferred taxation liabilities	1,255,806	47,395
Less: offset against deferred tax assets	(170,064)	(37,229)

Deferred tax liability disclosed on Consolidated Statement of Financial Position	1,085,742	10,166

Net deferred taxation asset	(982,788)	20,204

The movement in temporary differences during the year ended 31 December 2021 was as follows:

	Balance 1 January 2021	Recognised in Income	Recognised on Acquisition	Recognised in Other Comprehensive Income	Recognised in Equity	Balance 31 December 2021
	$’000	$’000	$’000	$’000	$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	12,412	13,532	17,507	—	—	43,451
Accrued expenses	22,076	10,996	34,332	—	—	67,404
Property, plant and equipment	5,974	(355)	—	—	—	5,619
Deferred compensation	3,184	261	—	—	—	3,445
Share-based payment	21,338	(6,049)	44,099	—	22,515	81,903
Deferred revenue	2,257	(11,662)	72,276	—	—	62,871
Other	358	2,015	5,952	—	—	8,325

Total deferred taxation assets	67,599	8,738	174,166	—	22,515	273,018

Deferred taxation liabilities
Property, plant and equipment	1,359	1,990	16,257	—	—	19,606
Goodwill on acquisition	31,629	1,725	—	—	—	33,354
Other	1,009	(902)	—	—	1,653 *	1,760
Other intangible assets	13,398	(65,669)	1,253,357	—	—	1,201,086

Total deferred taxation liabilities	47,395	(62,856)	1,269,614	—	1,653	1,255,806

Net deferred taxation asset/(liability)	20,204	71,594	(1,095,448)	—	20,862	(982,788)
*These adjustments relate to foreign currency translation on the deferred tax liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

6.    Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2020 was as follows:

	Balance 1 January 2020	Recognised in Income	Recognised on Acquisition	Recognised in Other Comprehensive Income	Recognised in Equity	Balance 31 December 2020
	$’000	$’000	$’000	$’000	$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	11,774	638	—	—	—	12,412
Accrued expenses	24,830	(2,570)	—	(184)	—	22,076
Property, plant and equipment	5,195	779	—	—	—	5,974
Deferred compensation	2,744	440	—	—	—	3,184
Share-based payment	23,082	(458)	—	—	(1,286)	21,338
Deferred revenue	3,933	(1,676)	—	—	—	2,257
Other	682	(324)	—	—	—	358

Total deferred taxation assets	72,240	(3,171)	—	(184)	(1,286)	67,599

Deferred taxation liabilities
Property, plant and equipment	1,102	257	—	—	—	1,359
Goodwill on acquisition	27,590	4,039	—	—	—	31,629
Other	6,284	(5,044)	—	—	(231) *	1,009
Other intangible assets	11,805	(2,617)	4,210	—	—	13,398

Total deferred taxation liabilities	46,781	(3,365)	4,210	—	(231)	47,395

Net deferred taxation asset/(liability)	25,459	194	(4,210)	(184)	(1,055)	20,204
*These adjustments relate to foreign currency translation on the deferred tax liabilities.

Unrecognised deferred tax assets

Deferred tax assets relating to the following net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

At 31 December 2021, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $42.3 million (31 December 2020: $40.1 million). At 31 December 2021, non–US subsidiaries also had additional operating loss carry forwards of $19.9 million which are due to expire between 2022 and 2028 and operating loss carry forwards of $19.9 million which are due to expire between 2029 and 2038.

In total, the Company has unrecognised deferred tax assets of $45.5 million at 31 December 2021 and $34.0 million at 31 December 2020. The Company has not recognised these remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

6.    Income tax expense (continued)

Unrecognised deferred tax liabilities

The Company has recognised a deferred tax liability of $0.8 million (2020: $0.9 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognised in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognised deferred tax liability, however, it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

7.    Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2021:

	31 December 2021	31 December 2021	31 December 2021	31 December 2020	31 December 2020	31 December 2020
	$’000	$’000	$’000	$’000	$’000	$’000
	Excluding Exceptional items	Exceptional items	Including Exceptional items	Excluding Exceptional items	Exceptional items	Including Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	440,720	(266,268)	174,452	347,253	(15,828)	331,425
Profit attributable to equity holders	440,720	(266,268)	174,452	347,253	(15,828)	331,425

Denominator computations	Number of Shares
Weighted average number of ordinary shares outstanding – basic	67,110,186	67,110,186	67,110,186	52,859,911	52,859,911	52,859,911
Effect of dilutive potential ordinary shares	872,613	872,613	872,613	404,837	404,837	404,837
Weighted average number of ordinary shares outstanding - diluted	67,982,799	67,982,799	67,982,799	53,264,748	53,264,748	53,264,748

Earnings per Share	$	$	$	$	$	$
Basic earnings per ordinary share	6.57	(3.97)	2.60	6.57	(0.30)	6.27
Diluted earnings per ordinary share	6.49	(3.92)	2.57	6.53	(0.30)	6.22

The Company had 34,303 anti-dilutive shares in issue at 31 December 2021 comprised of 5,012 options and 26,933 PSUs and 2,358 RSUs (31 December 2020: 144,275).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

8.    Exceptional items
Exceptional items are comprised of transaction and integration related, restructuring and financing expenses.

	Year Ended
	31 December 2021	31 December 2020
	(in thousands)
Transaction and integration related	$124,427	$(759)
Accelerated stock compensation charge	$46,187	$—
Restructuring charges	$31,105	$18,089
Other operating expenses	$201,719	$17,330
Financing expense	$75,391	$—
Profit before tax	$277,110	$17,330
Income tax expense	$(10,842)	$(2,261)
Exceptional items (net)	$266,268	$15,069

Transaction and integration related
In the year ended 31 December 2021, the Company incurred $124.4 million of Merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the “Other operating expenses” line item of the Consolidated Statement of Profit and Loss. These costs consist primarily of investment banker fees, advisory fees, legal costs, accounting and consulting fees, and employee retention bonuses. Included in the $124.4 million of transaction and integration costs are acquisition related costs $57.1 million. These costs include finders fees; advisory, legal, accounting, valuation, and other professional or consulting fees.

Accelerated stock compensation charge
In the year ended 31 December 2021, the Company charged $46.2 million of one time stock compensation expense. This one time charge related to the post combination portion of the accelerated vesting of awards following the completion of the Merger.

Restructuring charges
A restructuring charge of $31.1 million was recognised during the year ended 31 December 2021 under a restructuring plan adopted following a review of operations and are included within the “Other operating expenses” line item of the Consolidated Statement of Profit and Loss. The restructuring plan reflected resource rationalisation across the business to improve employee utilisation and an office consolidation programme to optimise the Company's office footprint. The restructuring plan resulted in a charge of $4.8 million relating to workforce reductions, an impairment of ROU assets of $15.6 million, associated unavoidable costs totalling $6.3 million and fixed asset impairment of $4.4 million.

Financing expense
The Company also incurred approximately $75.4 million of Merger-related financing fees which are included in the “Financing expense” line item in the Consolidated Statement of Profit and Loss for the year ended 31 December 2021.

At 31 December 2021, a total liability of $28.4 million was included in the Consolidated Statement of Financial Position relating to restructuring activities. The total liability included $23.2 million from lease and lease related liabilities of which $8.2 million is recorded in Accrued and other liabilities, $2.2 million is recorded in Provisions, $9.9 million is recorded in Non-current lease liabilities and $2.9 million is recorded in Non-current provisions. The remaining provision of $5.2 million relates to workforce reduction and is included within Provisions.

	Year Ended
	31 December 2021	31 December 2020
	(in thousands)

Opening liability	$10,748	$1,637
Additional charges in the year	26,674	18,089
Utilisation	(9,069)	(8,978)
Ending liability	$28,353	$10,748

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2021 were as follows:

	Note	Year ended 31 December 2021	Year ended 31 December 2020
		$’000	$’000

Wages and salaries		2,282,082	1,117,473
Social welfare costs		351,333	160,015
Pension costs for defined contribution pension schemes	10	53,898	45,084
Pension costs for defined benefit pension schemes	10	561	321
Termination benefits	8	4,758	11,391
Share-based payment*	11	105,859	26,597
Total charge to income		2,798,491	1,360,881
Re-measurement of post-employment benefit obligations	10	(4,175)	3,730

Total payroll and related benefit costs		2,794,316	1,364,611
* IFRS 2 requires that the fair value of share options, restricted share units or performance share units is amortised over the vesting period of the award.

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2021 was as follows:

	Year ended 31 December 2021	Year ended 31 December 2020

Marketing	358	209
Administration	2,623	1,780
Clinical research	22,392	12,455
Laboratory	996	730

Total	26,369	15,174

Directors’ remuneration

Remuneration policy

The Compensation and Organisation Committee seeks to achieve the following goals with the Company’s executive compensation programmes: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company, its shareholders and other stakeholders.

The Company’s executive compensation programme has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organisation Committee based on the achievement of the Group’s and individual performance objectives.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

Non-Executive Directors’ remuneration

Non-Executive Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. Up to 1 July 2021, each Non-Executive Director (excluding the Board Chair) was paid an annual retainer of $65,000 and additional fees for Board Committee service. With effect from 1 July 2021, the annual retainer was increased to $90,000.

Mr. Ciaran Murray’s Executive Chair term expired on 12 May 2018 and he transitioned to the role of Non-Executive Chair. Up to 1 July 2021, the arrangements with the Chair of the Board provide for payment of €300,000 (translated at average rate for the year: $356,244) annually. With effect from 1 July 2021, the Chair fee increased to €330,000 (translated at average rate for the year: $392,244) annually.

Mr. Rónán Murphy was appointed as Lead Independent Director with effect from 1 January 2019 and receives an additional fee of $25,000 for this role.

Non-Executive Directors are not eligible for performance related cash bonuses and no pension contributions are made on their behalf. The Compensation and Organisation Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organisation Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 200% with actual pay outs for 2021 ranging from 60% to 200%, of salary, based on group and individual performance.

A total bonus of $3.2 million was awarded to the following individuals; Dr. Steve Cutler, Chief Executive Officer ($2.3 million) and Mr. Brendan Brennan, Chief Financial Officer ($0.9 million) to reflect their contribution to the performance of the Company during 2021. These amounts were approved by the Compensation and Organisation Committee and will be paid during the year ended 31 December 2022.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

All executive officers are eligible to participate in pension plans. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. Contributions to this plan are recorded as an expense in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

The Directors, Executive Officers and Company Secretary have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at		Interest at
		31 December 2021		31 December 2020
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	1,274	58,646	710	58,646

Dr. Steve Cutler	ICON plc
	Ordinary Shares €0.06	24,640	173,016	26,601	135,555

Brendan Brennan	ICON plc
	Ordinary Shares €0.06	21,621	64,215	19,472	55,373

Rónán Murphy	ICON plc
	Ordinary Shares €0.06	1,274	9,622	710	9,622

Professor Hugh Brady	ICON plc
	Ordinary Shares €0.06	589	5,192	—	5,192

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	508,891	43,255	563,278	45,755

Joan Garahy	ICON plc
	Ordinary Shares €0.06	1,274	5,005	710	5,005

Professor William Hall	ICON plc
	Ordinary Shares €0.06	—	1,541	—	5,192

Eugene McCague	ICON plc
	Ordinary Shares €0.06	1,274	5,005	710	5,005

Julie O'Neill	ICON plc
	Ordinary Shares €0.06	1,084	—	520	—

Mary Pendergast	ICON plc
	Ordinary Shares €0.06	1,380	43,255	767	43,255

Colin Shannon	ICON plc
	Ordinary Shares €0.06	—	—	—	—

Dr. Linda Grais	ICON plc
	Ordinary Shares €0.06	3,994	—	—	—

Diarmaid Cunningham	ICON plc
	Ordinary Shares €0.06	5,546	21,699	3,389	21,500

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

Further details regarding the above share options are as follows:

Name	Options	Exercise price	Grant date	Expiry date

Ciaran Murray	45,948	$71.95	4 March 2016	4 March 2024
	7,693	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Dr. Steve Cutler	6,128	$71.95	4 March 2016	4 March 2024
	25,156	$83.47	3 March 2017	3 March 2025
	29,613	$115.11	3 March 2018	3 March 2026
	32,272	$140.38	3 March 2019	3 March 2027
	42,386	$159.33	3 March 2020	3 March 2028
	37,461	$174.96	3 March 2021	3 March 2029

Brendan Brennan	13,611	$71.95	4 March 2016	4 March 2024
	14,206	$83.47	3 March 2017	3 March 2025
	9,584	$115.11	3 March 2018	3 March 2026
	8,796	$140.38	3 March 2019	3 March 2027
	9,176	$159.33	3 March 2020	3 March 2028
	8,842	$174.96	3 March 2021	3 March 2029

Rónán Murphy	4,617	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Professor Hugh Brady	2,113	$65.60	20 May 2016	20 May 2024
	3,079	$90.03	19 May 2017	19 May 2025

Dr. John Climax	10,000	$40.83	23 May 2014	23 May 2022
	10,000	$68.39	18 March 2015	18 March 2023
	10,557	$65.60	20 May 2016	20 May 2024
	7,693	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Joan Garahy	5,005	$125.74	18 May 2018	18 May 2026

Professor William Hall	1,541	$90.03	19 May 2017	19 May 2025

Eugene McCague	5,005	$125.74	18 May 2018	18 May 2026

Julie O'Neill	—	$—	—	—

Mary Pendergast	10,000	$40.83	23 May 2014	23 May 2022
	10,000	$68.39	18 March 2015	18 March 2023
	10,557	$65.60	20 May 2016	20 May 2024
	7,693	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Colin Shannon	—	$—	—	—

Dr. Linda Grais	—	$—	—	—

Diarmaid Cunningham	2,050	$83.47	3 March 2017	3 March 2025
	2,885	$115.11	3 March 2018	3 March 2026
	5,499	$140.38	3 March 2019	3 March 2027
	5,737	$159.33	3 March 2020	3 March 2028
	5,528	$174.96	3 March 2021	3 March 2029

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

The following Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) have been awarded to the Directors, Executive Officer and Company Secretary:

Name	RSUs	Award date	Vesting Date	PSUs(1)	Award Date	Vesting date

Ciaran Murray	865	21 May 2021	21 May 2022

Dr. Steve Cutler	3,581	3 March 2019	3 March 2022	12,526	3 March 2019	3 March 2022
	3,200	3 March 2020	3 March 2022	11,202	3 March 2020	3 March 2023
	3,201	3 March 2020	3 March 2023	10,354	3 March 2021	3 March 2024
	8,875	3 March 2021	3 March 2024

Brendan Brennan	781	3 March 2019	3 March 2022	2,731	3 March 2019	3 March 2022
	692	3 March 2020	3 March 2022	2,425	3 March 2020	3 March 2023
	694	3 March 2020	3 March 2023	2,444	3 March 2021	3 March 2024
	2,094	3 March 2021	3 March 2024

Rónán Murphy	865	21 May 2021	21 May 2022

Professor Hugh Brady	865	21 May 2021	21 May 2022

Dr. John Climax	865	21 May 2021	21 May 2022

Joan Garahy	865	21 May 2021	21 May 2022

Professor William Hall	865	21 May 2021	21 May 2022

Eugene McCague	865	21 May 2021	21 May 2022

Julie O'Neill	865	21 May 2021	21 May 2022

Mary Pendergast	865	21 May 2021	21 May 2022

Colin Shannon	—

Dr. Linda Grais	—

Diarmaid Cunningham	489	3 March 2019	3 March 2022	1,707	3 March 2019	3 March 2022
	432	3 March 2020	3 March 2022	1,516	3 March 2020	3 March 2023
	435	3 March 2020	3 March 2023	1,528	3 March 2021	3 March 2024
	1,309	3 March 2021	3 March 2024
(1)Of the issued PSUs, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2019 – 2021, 2020 – 2022 and 2021 – 2023. Depending on the actual amount of EPS from 2019 to 2023, up to a maximum of 46,433 additional PSUs may also be granted to Dr. Steve Cutler, Mr. Brendan Brennan and Mr.Diarmaid Cunningham.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

Details of transactions entered into by the Directors, Executive Officers and Company Secretary in shares and share options of the Company during the year ended 31 December 2021 were as follows:

Share options exercised and sold

Name	Number of Share Options	Average exercise price	Average Vest price
Professor William Hall	3,651	$75.89	$243.10
Colin Shannon	165,235	$121.53	$211.63
Diarmaid Cunningham	5,329	$88.05	$242.16

Share options exercised

	Number of Shares	Average Sales Price
Dr. John Climax	2,500	$32.37

Shares sold

	Number of Shares	Average Sales Price
Dr. John Climax	57,500	$272.77

RSUs vested

	Number of Shares	Average Vest Price
Dr. Steve Cutler	32,150	$174.96
Brendan Brennan	7,426	$174.96
Ciaran Murray	1,201	$231.08
Rónán Murphy	1,201	$231.08
Professor Hugh Brady	1,201	$231.08
Dr. John Climax	1,201	$231.08
Joan Garahy	1,201	$231.08
Professor William Hall	1,201	$231.08
Eugene McCague	1,201	$231.08
Julie O'Neill	1,201	$231.08
Mary Pendergast	1,201	$231.08
Diarmaid Cunningham	4,627	$174.96

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

Shares (vested RSUs) sold

	Number of Shares	Average Sales Price
Dr. Steve Cutler	34,832	$215.95
Brendan Brennan	5,277	$194.19
Ciaran Murray	637	$231.67
Rónán Murphy	637	$232.68
Professor Hugh Brady	612	$231.53
Dr. John Climax	588	$231.99
Joan Garahy	637	$231.09
Professor William Hall	1,201	$224.02
Eugene McCague	637	$231.99
Julie O'Neill	637	$232.33
Mary Pendergast	588	$231.49
Diarmaid Cunningham	2,470	$172.25

The market price of the Company’s ordinary shares during the year ended 31 December 2021 moved in the range of $171.87 to $309.70 (year ended 31 December 2020: in the range of $115.95 to $214.08). The closing share price at 31 December 2021 was $309.70 (at 31 December 2020: $194.98).

Summary compensation table - Year ended 31 December 2021

Name	Year	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Share-based payments **	Directors’ fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2021	—	—	—	—	—	216	372	588
Dr. Steve Cutler	2021	1,146	121	2,300	31	3,598	5,848	44	9,490
Brendan Brennan	2021	607	76	914	35	1,632	1,294	—	2,926
Rónán Murphy	2021	—	—	—	—	—	227	144	371
Professor Hugh Brady	2021	—	—	—	—	—	230	90	320
Dr. John Climax	2021	—	—	—	—	—	230	78	308
Joan Garahy	2021	—	—	—	—	—	216	110	326
Professor William Hall	2021	—	—	—	—	—	230	103	333
Eugene McCague	2021	—	—	—	—	—	216	119	335
Julie O'Neill	2021	—	—	—	—	—	200	86	286
Mary Pendergast	2021	—	—	—	—	—	230	90	320
Colin Shannon*	2021	—	—	—	—	—	—	45	45
Linda Grais*	2021	—	—	—	—	—	—	45	45
Total	2021	1,753	197	3,214	66	5,230	9,137	1,326	15,693
*Appointed as a result of the Merger, both served on the PRA board and joined ICON's Board of Directors with effect from 1 July 2021.
**Share-based payments is the IFRS 2 expense related to share options, RSUs and PSUs. The aggregate amount of the gains earned by the Directors on the exercise of share options during the financial year is disclosed in Note 3 Profit before taxation under ‘Directors’ emoluments’.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

9.    Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2020

Name	Year	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Share-based payments *	Directors’ fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2020	—	—	—	—	—	353	328	681
Dr. Steve Cutler	2020	1,172	171	793	31	2,167	6,091	44	8,302
Brendan Brennan	2020	562	70	253	29	914	1,299	—	2,213
Rónán Murphy	2020	—	—	—	—	—	374	122	496
Professor Hugh Brady	2020	—	—	—	—	—	387	77	464
Dr. John Climax	2020	—	—	—	—	—	387	65	452
Joan Garahy	2020	—	—	—	—	—	353	97	450
Professor William Hall	2020	—	—	—	—	—	387	90	477
Eugene McCague	2020	—	—	—	—	—	353	97	450
Julie O'Neill	2020	—	—	—	—	—	292	65	357
Mary Pendergast	2020	—	—	—	—	—	387	77	464
Total	2020	1,734	241	1,046	60	3,081	10,663	1,062	14,806
*Share-based payments is the IFRS 2 expense related to share options, RSUs and PSUs. The aggregate amount of the gains earned by the Directors on the exercise of share options during the financial year is disclosed in Note 3 Profit before taxation under ‘Directors’ emoluments’.

10.    Retirement benefit obligations

The Group operates a number of defined contribution schemes and defined benefit pension schemes. The Group accounts for pensions in accordance with IAS 19R Employee Benefits (“IAS 19R”).

(i)Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution or profit sharing plans (the "Plans"). Participants in the Plans may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions up to certain levels of the participant's annual compensation. Contributions to the plan are recorded as a remuneration expense in the Consolidated Statement of Profit and Loss. Contributions for the year ended 31 December 2021 and year ended 31 December 2020 were $37.1 million and $28.0 million respectively.

The Group's United States operations maintain retirement plans (the "U.S. Plans") that qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plans may elect to defer a portion of their earnings, up to the Internal Revenue Service annual contribution limit. The Group matches participant's contributions at varying amounts, subject to a maximum of 4.5% of the participant's annual compensation. Contributions to the U.S. Plans are recorded, in the year contributed, as an expense in the Consolidated Statement of Profit and Loss. Contributions for the year ended 31 December 2021 and year ended 31 December 2020 were $23.7 million and $17.0 million respectively.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

(ii)Defined Benefit Plans

ICON Development Solutions Limited Pension Plan

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain employees, which is now closed to new members.

The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2021 and 31 December 2020 consist of units held in independently administered funds.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2021:

	31 December 2021	31 December 2020

Discount rate	1.75%	1.50%
Inflation rate	3.18%	2.90%
Future pension increases	2.90%	2.80%
Future salary increases	3.68%	3.40%

A single discount rate is used which, when used to discount the projected benefit cashflows underlying a pension scheme with a 26 year duration, gives the same result as a full AA corporate bond yield curve.

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2021:

	31 December 2021	31 December 2020

Discount rate	1.50%	2.10%
Future salary increases	3.40%	3.30%

Mortality assumptions

Assumptions regarding mortality experience are set based on actuarial advice in accordance with published statistics and experience. The mortality assumptions adopted at 31 December 2021 are 108% of the standard tables S3PMA/S3PFA_M, Year of Birth, no age rating for males and females, projected using CMI_2020 converging to 1.25% p.a.. These imply the following life expectancies, for persons retiring at age 62:

	31 December 2021	31 December 2020

Male retiring in 2021	24.3 years	24.3 years
Female retiring in 2021	26.1 years	26.1 years
Male retiring in 2041	25.7 years	25.7 years
Female retiring in 2041	27.7 years	27.6 years

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

Consolidated Financial Statements

Funding status

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000
Projected benefit obligation	(41,813)	(43,988)
Fair value of plan assets	36,198	34,612
Retirement benefit plan net obligation	(5,615)	(9,376)

Movement in the net benefit obligation recognised in accrued and other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2021	(43,988)	34,612	(9,376)
Current service costs	(134)	—	(134)
Interest expense/(income)	(665)	521	(144)
	(44,787)	35,133	(9,654)
Re-measurements
Experience adjustment	—	1,826	1,826
Gain or loss from change in demographic assumptions	97	—	97
Gain or loss from change in financial assumptions	2,090	—	2,090
Experience gain or loss	(90)	—	(90)
	2,097	1,826	3,923
Exchange differences	411	(386)	25
Contributions:
- Employers	—	91	91
- Plan participants	(23)	23	—
Benefit payments	489	(489)	—
	466	(375)	91
At 31 December 2021	(41,813)	36,198	(5,615)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2020	(37,036)	32,016	(5,020)
Current service costs	(100)	—	(100)
Interest expense/(income)	(746)	644	(102)
	(37,882)	32,660	(5,222)
Re-measurements
Experience adjustment	—	1,448	1,448
Gain or loss from change in demographic assumptions	187	—	187
Gain or loss from change in financial assumptions	(6,039)	—	(6,039)
Experience gain or loss	558	—	558
	(5,294)	1,448	(3,846)
Exchange differences	(1,514)	1,097	(417)
Contributions:
- Employers	—	109	109
- Plan participants	(22)	22	—
Benefit payments	724	(724)	—
	702	(593)	109
At 31 December 2020	(43,988)	34,612	(9,376)

Re-measurements are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Return on plan assets (excl. amounts included in interest income/expense)	1,826	1,448
Gain or loss from change in demographic assumptions	97	187
Gain or loss from change in financial assumptions	2,090	(6,039)
Experience gain or loss	(90)	558

Comprehensive income at end of year	3,923	(3,846)

Defined benefit pension expense recognised in the Consolidated Statement of Profit and Loss was as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Current service cost recognised in profit or loss	134	100
Net interest expense recognised in profit or loss	144	102

Net periodic pension cost	278	202

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

Plan Assets Fair Value

The fair value of plan assets at 31 December 2021 is analysed as follows:

	31 December 2021	31 December 2020
	$’000	$’000

Unit funds	36,198	34,612

The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.

At 31 December 2021 the long-term expected rate of return on cash is determined by reference to traditional corporate bond rates at the latest reporting date. The long-term expected returns on traditional corporate and government bonds are determined by reference to corporate bond yields and gilt yields respectively at the reporting date. The long-term expected returns on equities is based on the rate of return on government bonds with an allowance for out-performance. The long-term expected return on high yield bonds, secured loans and multi asset credit is based on the return on traditional corporate bonds with an allowance for out-performance.

The underlying asset split of the funds at 31 December 2021 and 31 December 2020 was as follows:

	31 December 2021	31 December 2020

Corporate Bonds (including 50% high yield bonds)	37%	40%
Equities	24%	21%
Secured Loans and Multi Asset Credit	39%	39%

The assets of the scheme are held on an investment platform with Mobius Life Limited which invests in a number of investment funds with Legal & General, Stone Harbor, Ninety One and Barings. The overall investment strategy is that approximately 20% of investments are in senior secured loans, 18% in corporate bonds, 19% in high yield bonds and multi-asset credit fund and 24% in world equities. There is no self-investment in employer related assets.

Sensitivity assumptions

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	Change in Assumption	Change in Liabilities

Discount Rate	Decrease of 0.25% p.a.	Increase by 6.6%
Rate of Inflation	Increase of 0.25% p.a.	Increase by 1.3%
Rate of Salary Growth	Increase of 0.25% p.a.	Increase by 0.1%
Rate of Mortality	Increase in life expectancy of 1 year	Increase by 3.9%

The sensitivities shown above are approximate. Each sensitivity considers one change in isolation. The inflation sensitivity includes the impact of changes to the assumptions for revaluation, pension increases and salary growth.

The plan typically exposes the Company to actuarial risks such as investment risk, interest rate risk, salary growth risk, mortality risk and longevity risk. A decrease in corporate bond yields, a rise in inflation or an increase in life expectancy would result in an increase to plan liabilities. This would detrimentally impact the Statement of Financial Position and may give rise to increased charges in future Statements of Profit and Loss. This effect would be partially offset by an increase in the value of the plan’s bond holdings, and in qualifying death in service insurance policies that cover mortality risk. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

Cash flows and Maturity Profiles

The Group expects to contribute approximately $0.1 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2022. The average duration of the defined benefit obligation at the period ending 31 December 2021 is 26 years.

Aptiv Solutions Pension Plan

On 7 May 2014, the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”). The acquisition of Aptiv was accounted for as a business combination in accordance with IFRS 3 Business Combinations. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee’s years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2021 and 31 December 2020 consist of units held in independently administered funds.

Funding status

	31 December 2021	31 December 2020
	$’000	$’000
Projected benefit obligation	(7,644)	(8,620)
Fair value of plan assets	6,965	7,601
Retirement benefit plan net obligation	(679)	(1,019)

Movement in the net benefit obligation recognised in accrued and other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2021	(8,620)	7,601	(1,019)
Current service costs	(150)	—	(150)
Interest (income)/expense	(12)	11	(1)
Past service cost	82	—	82
	(8,700)	7,612	(1,088)

Re-measurements
Experience adjustment	—	(234)	(234)
Gain or loss from change in demographic assumptions	180	—	180
Gain or loss from change in financial assumptions	280	—	280
Experience gain or loss	24	—	24
	484	(234)	250
Exchange differences	261	(230)	31

Contributions:
- Employers	—	128	128
- Plan participants	(95)	95	—
Benefit payments	406	(406)	—
	311	(183)	128
At 31 December 2021	(7,644)	6,965	(679)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2020	(7,047)	6,014	(1,033)
Current service costs	(139)	—	(139)
Interest expense/(income)	(21)	18	(3)
Past service cost	23	—	23
	(7,184)	6,032	(1,152)

Re-measurements
Experience adjustment	—	522	522
Gain or loss from change in financial assumptions	(177)	—	(177)
Experience gain or loss	(229)	—	(229)
	(406)	522	116
Exchange differences	(704)	616	(88)
Contributions:
- Employers	—	105	105
- Plan participants	(81)	81	—
Benefit payments	(245)	245	—
	(326)	431	105
At 31 December 2020	(8,620)	7,601	(1,019)

PRA Switzerland AG Pension Plan

On 1 July 2021, the Company completed the Acquisition of PRA. PRA Switzerland AG, a subsidiary of the Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2021 consist of units held in independently administered funds.

Funding status

At 31 December 2021
$’000
Projected benefit obligation	(4,990)
Fair value of plan assets	3,017
Retirement benefit plan net obligation	(1,973)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

10.    Retirement benefit obligations (continued)

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 July 2021	(4,890)	2,935	(1,955)
Current service cost	(207)	—	(207)
Interest expense	(19)	11	(8)
Past service cost	—	—	—
	(5,116)	2,946	(2,170)
Re-measurements
Experience gain or loss	(1)	3	2
	(1)	3	2
Exchange differences	149	(89)	60
Contributions:
Employers	—	135	135
Plan participants	(135)	135	—
Benefit payments	113	(113)	—
	(22)	157	135
At 31 December 2021	(4,990)	3,017	(1,973)

11.    Share-based payments
Share Options
On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On 14 February 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.
An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after 14 February 2027.
Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.
On 17 January 2003 the Company adopted the Share Option Plan 2003 (“the 2003 Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors could grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan was to be evidenced by a Stock Option Agreement between the individual and the Company. The exercise price was to be specified in each Stock Option Agreement; however, option prices could not be less than 100% of the fair market value of an ordinary share on the date the option was granted.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

11.    Share-based payments (continued)

An aggregate of 6.0 million ordinary shares were reserved under the 2003 Plan; and, in no event could the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on 17 January 2013. No new options may be granted under this plan.

Legacy PRA Equity Incentive Plans

The following represents the legacy PRA equity incentive plans, which still have equity outstanding but have been terminated as of 1 July 2021, as to grants of future awards.

Pursuant to the Merger Agreement, effective on 1 July 2021, each outstanding stock option and restricted stock unit under the PRA Plans was assumed by the Company and converted into a stock option or Restricted Share Unit exercisable for or payable in Ordinary Shares based on the ratio of the average trading price per Ordinary Share for the ten days prior to 1 July 2021, and the corresponding value of the Merger consideration for each PRA Share. Accordingly, the plans as detailed below were assumed by the Company.

PRA Health Sciences, Inc. 2020 Stock Incentive Plan was amended and restated and assumed by ICON effective as of 1 July 2021. The 2020 Stock Incentive Plan (“the 2020 Plan”), was approved by the PRA stockholders at their annual meeting on 18 May 2020. The 2020 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2020 Plan authorised the issuance of 2,500,000 shares of common stock plus all shares that remained available under the prior plan on 18 May 2020.

The PRA Health Sciences, Inc. 2018 Stock Incentive Plan was amended and restated and assumed by the Company effective as of 1 July 2021. The 2018 Stock Incentive Plan (the “2018 Plan”), was approved by the PRA stockholders at their annual meeting on 31 May 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorised the issuance of 2,000,000 shares of common stock plus all shares that remained available under the 2014 Plan on 31 May 2018 (which included shares carried over from the 2013 Plan).

The PRA Health Sciences, Inc. 2014 Omnibus Incentive Plan was amended and restated and assumed by the Company effective as of 1 July 2021 (the “2014 Plan”). On 23 November 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for Key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.

The 2013 Stock Incentive Plan for Key Employees of PRA Health Sciences and its Subsidiaries was amended and restated and assumed by ICON effective as of 1 July 2021 (the “2013 Plan”). On 23 September 2013, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2013 Plan for Key Employees of Pinnacle Holdco Parent, Inc. and its subsidiaries. The 2013 Plan allowed for the issuance of stock options and other stock-based awards as permitted by applicable laws. The number of shares available for grant under the 2013 Plan was 12.5% of the outstanding shares at closing on a fully diluted basis. The 2013 Plan authorised the issuance of 2,052,909 shares of common stock.

Overall

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight to ten years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at 31 December 2021 is ten years.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2021:

	Outstanding		Available to Grant
	31 December 2021	31 December 2020	31 December 2021	31 December 2020

2008 Stock Option Plans *	1,695,460	553,746	757,315	3,029,580

Total	1,695,460	553,746	757,315	3,029,580

* Reflects the issuance of 2,177,130 share options associated with the completion of the Merger on 1 July 2021

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

11.    Share-based payments (continued)

The total number of share options outstanding and exercisable at 31 December 2021 is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding at 31 December 2019	656,107	$87.80

Granted	107,737	$159.83
Exercised	(193,417)	$68.19
Forfeited	(16,681)	$92.21

Outstanding at 31 December 2020	553,746	$108.53

Replacement awards on acquisition	2,177,130	$108.78
Granted	100,299	$177.76
Exercised	(1,065,529)	$111.29
Forfeited	(70,186)	$128.46

Outstanding at 31 December 2021	1,695,460	$104.79

Exercisable at 31 December 2021	989,419	$91.70

The weighted average intrinsic value of the Company’s shares on date of exercise of share options during the year ended 31 December 2021 was $126.90 (31 December 2020: $110.09).

At 31 December 2021, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

14.80 - 97.30	638,118	3.45		605,624
103.81 - 124.00	320,310	6.49		130,920
125.74 - 147.26	540,296	6.56		235,808
159.33 - 231.08	196,736	6.68		17,067

14.80 - 231.08	1,695,460	5.39	$104.79	989,419	$91.70

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

11.    Share-based payments (continued)

Share option fair values 2021

The weighted average grant date fair value of share options granted by the Company during the year ended 31 December 2021 was $45.16 based on the following grants:

Grant Date	Number of Shares	Weighted Average Exercise Price
03 Mar 21	95,287	$174.96
21 May 21	5,012	$231.08

	100,299	$177.76

Replacement awards

The fair value of share options granted by the Company as replacement awards during the year ended 31 December 2021 was $107.21 based on the following grant:

Grant Date	Number of Shares	Weighted Average Exercise Price
1 Jul 21	2,177,130	$108.78

Share option fair values 2020

The weighted average grant date fair value of share options granted by the Company during the year ended 31 December 2020 was $39.93 based on the following grants:

Grant Date	Number of Shares	Weighted Average Exercise Price
3 Mar 20	100,207	$159.33
22 May 20	7,530	$166.51

	107,737	$159.83

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2021 and the year ended 31 December 2020 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December 2021		Year ended 31 December 2020
	Annual Awards	Replacement Awards	Annual Awards
Weighted average exercise price	$177.26	$108.78	$159.83
Expected volatility (1)	25.0%	29.0%	25.0%
Expected dividend yield	—	—	—
Risk-free rate (2)	1.0% - 1.4%	0.1% - 0.8%	0.5% - 1.0%
Rate of forced early exercise	10% p.a.	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	25% of exercise price	25% of exercise price
Rate of voluntary early exercise at minimum gain	75% per annum	75% per annum	75% per annum
(1) Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the expected term of the options granted.
(2) Risk-free rate is dependent on the grant date and term of the award.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

11.    Share-based payments (continued)

Restricted share units

On 23 April 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On 11 May 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.
On 30 April 2019 the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of 16 May 2019, pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2020 and 2021 vest over twelve months.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The fair value of RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The following table summarises RSU and PSU activity for the year ended 31 December 2021:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at 31 December 2020	159,641	$137.64	341,424	$145.77

Assumed through business combination*	—	$—	589,517	$206.71
Granted	55,444	$177.77	171,316	$214.36
Shares vested **	(44,132)	$115.61	(446,404)	$186.99
Forfeited	(16,763)	$141.36	(83,068)	$188.49

Outstanding at 31 December 2021	154,190	$160.23	572,785	$191.20
* Represents restricted stock units issued as replacement awards in connection with the Merger.
** Includes 161,389 RSU's which vested on the date of the Merger.

The PSUs vest based on service and specified EPS targets over the period 2019 – 2021, 2020 – 2022 and 2021 – 2023. Depending on the actual amount of EPS from 2019 to 2023, up to an additional 71,890 PSUs may also be granted.

Share-based payment expense

Operating profit for the year ended 31 December 2021 is stated after charging $105.9 million in respect of share-based payment expense. Share-based payment expense has been allocated as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Direct costs	19,151	9,043
Other operating expenses	40,521	17,554
Transaction and integration related - exceptional item *	46,187	—

Total	105,859	26,597
* Represents the post combination portion of the accelerated vesting of awards following the completion of the Merger

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

12.    Property, Plant and Equipment

	Land	Buildings	Leasehold improvements	Computer equipment	Office furniture & fixtures	Laboratory equipment	Motor vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	4,574	73,980	36,861	114,008	81,846	32,053	52	343,374
Additions	—	—	3,522	13,781	3,647	6,954	—	27,904
Disposals	—	(3,774)	(16,203)	(36,774)	(10,074)	(22,664)	(2)	(89,491)
Acquisition	—	—	50,847	19,662	31,218	—	16	101,743
Foreign exchange movement	—	(3,004)	(2,532)	(3,133)	(3,295)	(696)	(5)	(12,665)
At 31 December 2021	4,574	67,202	72,495	107,544	103,342	15,647	61	370,865

Depreciation
At 1 January 2021	—	24,457	29,373	94,575	62,233	22,901	5	233,544
Charge for year	—	2,922	6,918	14,501	6,123	3,175	15	33,654
Impairment charge	—	196	1,649	51	2,534	1	—	4,431
Eliminated on disposal	—	(3,696)	(14,510)	(36,696)	(8,473)	(22,578)	(2)	(85,955)
Foreign exchange movement	—	(1,844)	(1,802)	(2,561)	(3,065)	(445)	(4)	(9,721)
At 31 December 2021	—	22,035	21,628	69,870	59,352	3,054	14	175,953

Net book value
At 31 December 2021	4,574	45,167	50,867	37,674	43,990	12,593	47	194,912

At 31 December 2020	4,574	49,523	7,488	19,433	19,613	9,152	47	109,830
Depreciation expense of $33.7 million has been charged to “other operating expenses” in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

12.    Property, Plant and Equipment (continued)

	Land	Buildings	Leasehold improvements	Computer equipment	Office furniture & fixtures	Laboratory equipment	Motor vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2020	4,574	69,535	35,853	128,231	77,391	28,466	96	344,146
Additions	—	175	339	11,195	4,466	3,133	—	19,308
Disposals	—	(834)	(933)	(27,377)	(2,080)	(71)	(46)	(31,341)
Arising on acquisition	—	—	—	12	33	—	—	45
Foreign exchange movement	—	5,104	1,602	1,947	2,036	525	2	11,216
At 31 December 2020	4,574	73,980	36,861	114,008	81,846	32,053	52	343,374

Depreciation
At 1 January 2020	—	21,151	28,158	112,029	58,224	20,326	1	239,889
Charge for year	—	2,058	1,161	8,529	4,372	2,220	20	18,360
Eliminated on disposal	—	(834)	(933)	(27,363)	(1,937)	(65)	(18)	(31,150)
Foreign exchange movement	—	2,082	987	1,380	1,574	420	2	6,445
At 31 December 2020	—	24,457	29,373	94,575	62,233	22,901	5	233,544

Net book value
At 31 December 2020	4,574	49,523	7,488	19,433	19,613	9,152	47	109,830

At 31 December 2019	4,574	48,384	7,695	16,202	19,167	8,140	95	104,257
Depreciation expense of $18.4 million has been charged to “other operating expenses” in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

13.    Intangible assets – goodwill and other

	Computer Software	Customer Relationships	Volunteer List	Order Backlog	Technology Asset	Trade Name and Non-Competes	Patient Database	Goodwill	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	296,762	149,641	1,325	39,868	9,571	3,065	2,694	950,267	1,453,193
Additions	64,624	—	—	—	—	—	—	—	64,624
Disposal	(53,155)	—	—	—	—	—	—	—	(53,155)
Acquisitions	55,119	3,915,000	—	490,000	111,000	202,000	168,000	8,159,582	13,100,701
Foreign exchange movement	(1,469)	(2,612)	—	(1,247)	(666)	(78)	(27)	(19,788)	(25,887)

At 31 December 2021	361,881	4,062,029	1,325	528,621	119,905	204,987	170,667	9,090,061	14,539,476

Amortisation
At 1 January 2021	232,249	95,775	1,325	29,359	9,571	3,065	610	—	371,954
Amortised in the year	41,831	97,169	—	85,178	11,100	33,667	12,388	—	281,333
Disposal	(52,847)	—	—	—	—	—	—	—	(52,847)
Foreign exchange movement	(884)	(1,177)	—	(577)	(667)	(78)	(11)	—	(3,394)

At 31 December 2021	220,349	191,767	1,325	113,960	20,004	36,654	12,987	—	597,046

Net book value
At 31 December 2021	141,532	3,870,262	—	414,661	99,901	168,333	157,680	9,090,061	13,942,430

At 31 December 2020	64,513	53,866	—	10,509	—	—	2,084	950,267	1,081,239
Amortisation expense of $281.3 million has been charged to ‘other operating expenses’ in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

13.    Intangible assets - goodwill and other (continued)

	Computer Software	Customer Relationships	Volunteer List	Order Backlog	Technology Asset	Trade Name and Non-Competes	Patient Database	Goodwill	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2020	275,631	134,293	1,325	35,436	8,782	2,963	2,613	897,179	1,358,222
Additions	31,747	—	—	—	—	—	—	—	31,747
Disposal	(11,349)	—	—	—	—	—	—	—	(11,349)
Prior period acquisition	—	—	—	—	—	—	—	133	133
Acquisitions	—	11,909	—	2,906	—	—	—	27,191	42,006
Foreign exchange movement	733	3,439	—	1,526	789	102	81	25,764	32,434

At 31 December 2020	296,762	149,641	1,325	39,868	9,571	3,065	2,694	950,267	1,453,193

Amortisation
At 1 January 2020	214,801	80,454	1,325	23,771	8,782	2,955	231	—	332,319
Amortised in the year	28,532	13,885	—	4,985	—	8	356	—	47,766
Disposal	(11,272)	—	—	—	—	—	—	—	(11,272)
Foreign exchange movement	188	1,436	—	603	789	102	23	—	3,141

At 31 December 2020	232,249	95,775	1,325	29,359	9,571	3,065	610	—	371,954

Net book value
At 31 December 2020	64,513	53,866	—	10,509	—	—	2,084	950,267	1,081,239

At 31 December 2019	60,830	53,839	—	11,665	—	8	2,382	897,179	1,025,903
Amortisation expense of $47.8 million has been charged to ‘other operating expenses’ in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

13.    Intangible assets - goodwill and other (continued)

Impairment review of goodwill

Goodwill is subject to impairment testing on an annual basis, or more frequently if there are indicators of impairment. These assets are allocated to groups of cash generating units (CGUs). The recoverable amount of each of the CGUs is determined based on value-in-use calculations. Goodwill acquired through business combinations has been allocated to the Group’s three CGUs. The CGUs identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segment determined in accordance with IFRS 8 Operating Segments.

The Group has identified three CGUs (2020: one) in accordance with the provisions of IAS 36 Impairment of Assets. Following the Merger, the Group has reevaluated it's CGUs resulting in the increase from one CGU in 2020 to three CGUs in 2021.

A summary of the allocation of the carrying value of goodwill by CGU, is as follows:

	31 December 2021	31 December 2020
	$’000	$’000
Goodwill *
Clinical Research	6,232,151	950,267
Strategic Solutions	2,040,521	—
Data Solutions	817,389	—

	9,090,061	950,267
* The goodwill associated with the Merger has been provisionally allocated to the CGUs above and is subject finalisation in 2022

Impairment testing methodology and results

Cash flow forecasts employed for the value-in-use calculations are for a five year period approved by management and a terminal value which is applied to the year five cash flows. The terminal value reflects the discounted value of the cash flows beyond year five which is based on the weighted average long-term growth rates for each CGU.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and reflective of past experience. Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

The following assumptions were applied in determining the five year projected cash flows of the three CGUs at 31 December 2021:

	31 December 2021
	Clinical Research	Strategic Solutions	Data Solutions
Expected revenue growth rate	7.0%	7.0%	7.0%
Expected growth rate for operating costs	6.5%	6.5%	6.5%
Expected effective tax rate	15% - 16.5%	15% - 16.5%	15% - 16.5%
Expected annual working capital growth rate	2.0%	2.0%	2.0%
Expected capital expenditure growth rate	2.0%	2.0%	2.0%
Discount rate	11.6%	11.6%	12.1%
Long term growth	3.0%	3.0%	3.0%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

13.    Intangible assets - goodwill and other (continued)

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budget revenue, consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog. In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and of past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs. Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate. An expected long-term average tax rate of 15% - 16.5% has been applied in determining the projected after tax cash flows.

Expected annual working capital growth and expected capital expenditure growth are based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. Long term growth rates were based on global macroeconomic data.

A pre-tax discount rate of between 11.6% and 12.1% (2020: 7.7%) has been applied to the projected cash flows of the CGUs in determining its value-in-use. This rate is reflective of both the time value of money and risks specific to the CGUs. The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long-term optimal capital structure to its costs of debt and cost of equity. The Group’s cost of debt has been calculated by applying an appropriate margin over the risk-free interest rate. The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk-free interest rate. The Group’s weighted average cost of capital is adjusted to reflected additional risk premiums associated with each CGU.

No impairment was recognised in 2021 or 2020 as a result of the impairment testing which identified headroom in the recoverable amount of the related CGUs as compared to their carrying value.

Sensitivity Analysis
A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2021. The table below identifies the amounts by which each of the specified assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the carrying value of goodwill in the CGU:

	31 December 2021
	Clinical Research	Strategic Solutions	Data Solutions
Expected revenue growth rate decreased by	3.4%	0.3%	0.2%
Expected long term growth rate decreased by	18.4%	1.0%	0.4%
Discount rate increased by	9.3%	0.8%	0.3%
*All other inputs remained constant
Management believes that the assumptions originally used in the value-in-use models are sufficiently prudent to ensure no reasonable change, in normal circumstances, in any of the above key assumptions would cause the carrying value of any CGU to exceed its recoverable amount.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

14.    Business combinations

The acquisitions below have been accounted for as business combinations in accordance with the revised IFRS 3 Business Combinations:

(a)     PRA Health Sciences, Inc.

On 1 July 2021 (the "Merger Date"), the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). The combined Group has retained the name ICON and brought together approximately 38,000 (as at the Merger date) employees across the globe, creating one of the world’s most advanced healthcare intelligence and clinical research organisation. The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.

The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the ICON Group. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on 1 July 2021. The Company issued 27,372,427 ordinary shares to the former PRA shareholders at a market value of $206.71 per share based on ICON's closing share price on 30 June 2021. The Company also issued replacement awards to the holders of legacy PRA awards on 1 July 2021. Additional details regarding these replacement awards can be found in Note 11 'Share Based Payments'.

In the year ended 31 December 2021, the Company incurred $124.4 million of Merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the Other Operating Expenses line item of the Consolidated Statement of Profit and Loss. These costs consist primarily of investment banker fees, advisory fees, legal costs, accounting and consulting fees, and employee retention bonuses. Included in the $124.4 million of transaction and integration costs are acquisition related costs (as defined by IFRS 3) of $57.1 million. These costs include finders fees; advisory, legal, accounting, valuation, and other professional or consulting fees.

The Company also incurred approximately $86.7 million of Merger-related financing fees and amortisation of previously deferred fees which are included in the “Interest expense” line item in the Consolidated Statement of Profit and Loss for the year ended 31 December 2021. The Company deferred $76.2 million of financing costs incurred as a result of the Senior Secured Credit Facility and Senior Secured Notes. These costs will be amortised over the term of the related debt.

The purchase accounting associated with the PRA Merger remains ongoing and the Company continues to review the acquisition balance sheet in order to confirm the value of certain assets acquired and liabilities assumed. The Company expects to conclude the purchase accounting exercise by 30 June 2022.

The Merger Date fair value of the consideration transferred consisted of the following:

(in thousands)
Fair value of cash consideration	$5,308,646
Fair value of ordinary shares issued to acquiree stockholders	5,658,126
Fair value of replacement share-based awards issued to acquiree employees	267,607
Repayment of term loan obligations and accrued interest *	865,800
$12,100,179
* This represents the portion of PRA debt paid by ICON. PRA also paid $401.6 million from available cash to settle debt obligations that existed at the Merger Date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

14.    Business combinations (continued)

The following table summarises the preliminary allocation of the consideration transferred based on management’s estimates of Merger Date fair values of assets acquired and liabilities assumed, with the excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill:

Fair value
1 July
2021
(in thousands)
Cash and cash equivalents	$259,971
Accounts receivable and unbilled revenue	934,308
Other current assets	125,156
Property, plant and equipment	101,743
Operating lease right-of-use assets	180,679
Goodwill *	8,159,582
Intangible assets	4,941,119
Deferred tax assets	31,497
Other assets	33,928
Accounts payable	(50,259)
Accrued expenses and other current liabilities	(380,342)
Current portion of operating lease liabilities	(36,775)
Unearned revenue	(723,278)
Non-current portion of operating lease liabilities	(146,903)
Deferred tax liabilities	(1,126,950)
Other non-current liabilities	(203,297)

Net assets acquired	$12,100,179

* The goodwill in connection with the Merger is primarily attributable to the assembled workforce of PRA and the expected synergies of the Merger. None of the goodwill recognised is expected to be deductible for income tax purposes.

The following table summarises the preliminary estimates of the fair value of identified intangible assets and their respective useful lives as of the Merger Date (in thousands, except for estimated useful lives):

	Estimated Fair Value	Estimated Useful Life
Customer relationships	3,915,000	23 years
Order backlog	490,000	3 years
Trade names	202,000	3 years
Patient database	168,000	7 years
Technology assets	111,000	5 years
Software	55,119	2-8 years
	4,941,119

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

14.    Business combinations (continued)

The valuation of intangible assets required management to develop discounted cash flow models which required the use of reasonable and supportable inputs such as customer attrition data, discount rates developed from various weighted average cost of capital assumptions, growth rates, margin forecasting and assessment of useful lives. The following table summarises the key assumptions used in the valuation models:

Valuation input
Customer attrition rate	5.0%
Overall discount rate	8.0% - 9.0%
Overall growth rates	3.0% - 8.0%
Margin estimates	16.0% - 21.0%

Since 1 July 2021, PRA has earned revenue of $2,045.4 million and pre-tax net income of $189.9 million in the six months ended 31 December 2021.

Unaudited Supplemental Pro Forma Information

The following pro forma financial information was derived from the historical financial statements of the Company and PRA and presents the combined results of operations as if the Merger had occurred on 1 January 2020. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results that would have actually occurred had the Merger been completed on 1 January 2020. In addition, the pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may result from the Merger, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of PRA. Consequently, actual future results of the Company will differ from the pro forma financial information presented below:

Year Ended
31 December
2021
(in thousands)
Revenue	$7,462,000
Net income	$329,302

The pro forma adjustments primarily relate to the amortisation of acquired intangible assets, interest expense and amortisation of deferred financing costs related to the new financing arrangements. In addition, the pro forma net income for the year ended 31 December 2021 was adjusted to exclude certain Merger-related nonrecurring adjustments; these adjustments were included in the year ended 31 December 2020 giving effect to the Merger as if it had occurred on 1 January 2020. The nonrecurring Merger-related adjustments include transaction costs, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, and financing fees. The Merger-related adjustments were tax effected using the rates applicable to the jurisdictions where they arose.

(b)     MedPass

On 22 January 2020, a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specialises in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. Accounting for the acquisition of MedPass was finalised in the year ended 31 December 2020.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

14.    Business combinations (continued)

The acquisition of MedPass has been accounted for as a business combination in accordance with IFRS 3 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date.

22 January
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,191
Customer relationships	11,725
Order backlog	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,202)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment paid	564
Contingent consideration **	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specialises in medical device development and market access. None of the goodwill recognised is expected to be deductible for income tax purposes.
** The fair value of the contingent consideration was estimated at the date of acquisition. Depending on performance of the company, the total consideration could have increased by a maximum of $6.7 million in contingent consideration. At the acquisition date and at 31 December 2020, the fair value of this contingent consideration payable to MedPass is $Nil.

In finalising the acquisition of MedPass in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase in accounts receivable ($0.2 million) and unearned revenue ($0.8 million) and a decrease in operating right of use assets ($0.8 million), other liabilities ($0.8 million), current lease liabilities ($0.1 million), non-current lease liabilities ($0.7 million) and non-current deferred tax liability ($0.6 million). Customer relationship and order backlog assets were also finalised.

Since 22 January 2020, MedPass has earned revenue of $13.2 million and net income of $2.5 million in the year ended 31 December 2020. The proforma effect of the MedPass acquisition if completed on 1 January 2019 would have resulted in revenue and profit for the fiscal years ending 31 December 2020 and 31 December 2019 as follows:

	Year Ended
	2020	2019
	(in thousands)

Revenue	2,798,180	2,820,796

Profit for the year	$331,615	364,532

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

15.    Inventories

	31 December 2021	31 December 2020
	$’000	$’000

Laboratory inventories	5,772	4,806

The cost of inventories is recognised as an expense and included in direct costs in the Consolidated Statement of Profit and Loss. $64.1 million (2020: $46.8 million) was charged to the Consolidated Statement of Profit and Loss for the year ended 31 December 2021. There was no material difference between the Consolidated Statement of Financial Position value of inventories and their replacement costs.

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities)

	31 December 2021	31 December 2020
	$’000	$’000

Accounts receivable	1,349,851	722,420
Unbilled services (unbilled revenue)	623,121	428,684
Less allowance for credit losses	(7,081)	(7,149)

Accounts receivable and unbilled services (contract assets), net	1,965,891	1,143,955

Accounts receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30-90 days and therefore are all classified as current. Accounts receivable are recognised initially at the amount of consideration that is unconditional. Accounts receivable balances do not contain significant financing components. The Group holds the accounts receivable with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost.

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Impairment of financial assets

The closing loss allowance for trade receivables and contract assets as at 31 December 2021 and 31 December 2020 reconcile to the opening loss allowances as follows:

	31 December 2021	31 December 2020
	$’000	$’000

Balance at start of year	7,149	7,380
Receivables written off during the year as uncollectible	(116)	(2,561)
Increase in loss allowance recognised in profit or loss during the year	705	2,692
Unused amount reversed	(544)	(510)
Foreign currency translation	(113)	148

Balance at end of year	7,081	7,149

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities) (continued)

The Group considered that there was evidence of impairment if any of the following indicators were present:

•significant financial difficulties of the debtor
•probability that the debtor will enter a financial restructuring process, and
•default or late payment

The Group's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Group's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Group monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example expected delinquency level), and adjusts the allowance for credit losses as required. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

At 31 December 2021, the Group maintained an impairment provision of $7.1 million (2020: $7.1 million).

All receivables are due within twelve months of the year ended 31 December 2021.

Further analysis of Group’s accounts receivable balances at 31 December 2021 and 31 December 2020 is as follows:

	Gross accounts receivable	Gross accounts receivable
	2021	2020
	$’000	$’000

Not past due	1,089,556	637,302
Past due 0 to 30 days	155,397	36,246
Past due 31 to 60 days	40,058	13,841
Past due 61+ days	64,840	35,031

Accounts receivable	1,349,851	722,420
The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December 2021	31 December 2020
	$’000	$’000
Currency
US Dollar	1,027,467	597,875
Euro	235,899	98,983
Sterling	17,439	8,601
Other currencies	69,046	16,961

Total	1,349,851	722,420

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities) (continued)

Accounts receivables and unbilled revenue are as follows:

	31 December 2021	31 December 2020
	$’000	$’000

Billed services (accounts receivable)	1,349,851	722,420
Unbilled services (unbilled revenue)	623,121	428,684
Trade accounts receivable and unbilled revenue, gross	1,972,972	1,151,104
Allowance for credit losses	(7,081)	(7,149)
Trade accounts receivable and unbilled revenue, net	1,965,891	1,143,955

Unbilled services and unearned revenue (contract assets and liabilities) were as follows:

	31 December 2021	31 December 2020	$ Change	% Change
	$’000	$’000
Unbilled services (unbilled revenue)	$623,121	$428,684	194,437	45.4%
Unearned revenue (payments on account)	(1,315,961)	(660,883)	(655,078)	99.1%
	$(692,840)	$(232,199)	(460,641)	(198.4)%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer.

The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs and are recorded based on activity undertaken by the third-party. Amounts owed to investigators and others in respect of reimbursable expenses was $323.6 million at 31 December 2021 and $138.2 million at 31 December 2020 (see note 20 Accrued and other liabilities).

Unbilled services as at 31 December 2021 increased by $194.4 million as compared to 31 December 2020. Unearned revenue increased by $655.1 million resulting in an increase of $460.6 million in the net balance of unbilled services and unearned revenue between 31 December 2020 and 31 December 2021. These fluctuations are primarily due to the completion of the Merger on 1 July 2021 but are also partially due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contract when a cost-based input method of revenue recognition is applied and revenue recognised exceeds the amount billed to the customer.

The credit loss expense recognised on the Group's receivables and unbilled services was $0.9 million and $2.9 million for the twelve months ended 31 December 2021 and 2020, respectively.

As of 31 December 2021 approximately $13.3 billion (2020: $6.3 billion) of revenue is expected to be recognised in the future in respect of unsatisfied performance obligations. The Company expects to recognise revenue on approximately 48% (2020: 42%) of the unrealised performance obligation over the next 12 months, with the remainder recognised thereafter over the duration of the customer contracts.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

17.    Other assets

	31 December 2021	31 December 2020
	$’000	$’000
Non-current other assets
Lease deposits	18,367	8,437
Deferred employee savings scheme assets	21,536	18,465
Other receivables	36,897	—

Total	76,800	26,902

Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases. Discounting of the non-current element has not been applied because the discount would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

Non-current other receivables includes a loan of $10.0 million to Oncacare (see Note 30 Related parties for further details).

	31 December 2021	31 December 2020
	$’000	$’000
Other current assets
Personnel related prepayments	1,049	1,615
Facility and information system related prepayments	36,679	25,360
General overhead prepayments	63,858	15,488
Sales tax recoverable	9,185	11,878
Other receivables	48,297	23,596

Total	159,068	77,937

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable, other than prepayments which do not have credit risk. The Group does not hold any collateral as security.

18. Financial asset investments

(a) Current asset investments - fair value through OCI

	31 December 2021	31 December 2020
	$’000	$’000

At start of year	1,729	49,628
Additions	480	—
Disposals/maturities	(497)	(47,902)
Interest on short-term investments	—	—
Gain on investments	—	3
At end of year	1,712	1,729

Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

18. Financial asset investments (continued)

(b) Non-current financial assets - fair value through profit or loss

The Company entered into subscription agreements with a number of funds. Capital totalling $16.9 million had been advanced under the terms of the subscription agreements at 31 December 2021 (2020: $13.3 million). The Company determined that the interests in the funds meet the definition of equity securities without readily determinable fair values. There was an increase in fair value of $3.2 million (2020: $2.5 million) recognised in profit during the year bringing the carrying value of the subscriptions to $22.6 million at 31 December 2021 (2020: $15.8 million). At 31 December 2021, the Company had committed to future investments of $17.4 million in respect of these funds.

(c) Equity method investments
The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investment' in the Consolidated Statement of Profit and Loss (see note 1 Basis of preparation and statement of accounting policies).

Oncacare is incorporated in Ireland and operates throughout Europe and the United States.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025. The following table represents our equity method investment at 31 December 2021:

	31 December 2021	31 December 2020
	$’000	$’000

Oncacare Limited
At start of year	4,534	—
Investment in Oncacare	—	4,900
Loss for the year/period	(2,161)	(366)
At end of year	2,373	4,534

For the year ended 31 December 2021, the Company has recorded a loss of $2.2 million (31 December 2020: loss $0.4 million) representing its pro rata share of the losses in Oncacare. During the year ended 31 December 2021, the Company provided a loan of $10 million to Oncacare (included in other receivables, see note 17 Other assets) in order to fund the continued development of the business operations. The loan accrues annual interest at 1.6% and the loan is repayable on 30 June 2025. Oncacare continues to perform in line with expectations.

19. Cash and cash equivalents

	31 December 2021	31 December 2020
	$’000	$’000

Cash at bank and in hand	632,995	221,367
Short-term deposits	119,218	618,938

Cash and cash equivalents	752,213	840,305

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

20.    Accrued and other liabilities

	31 December 2021	31 December 2020
	$’000	$’000

Non-current other liabilities

Personnel related liabilities	200	244
Deferred government grants (note 22)	735	838
Retirement benefit plan net obligation (note 10)	16,262	10,395
Deferred employee savings scheme liabilities	13,693	11,939
Other liabilities	4,331	259

Total	35,221	23,675

Deferred employee savings scheme liabilities are payable more than 5 years from the reporting date (see note 26 Financial instruments). Discounting of the non-current element has not been applied because the impact would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

	31 December 2021	31 December 2020
	$’000	$’000

Current accrued and other liabilities
Personnel related liabilities	413,185	161,363
Facility and information system related liabilities	12,055	9,441
General overhead liabilities*	459,814	188,638
Lease liabilities (note 27)	49,757	24,334
Other liabilities	11,647	8,726
Short-term government grants (note 22)	45	48

Total	946,503	392,550
*includes amounts due to third parties in respect of accrued reimbursable expenses of $323.6 million at 31 December 2021 and $138.2 million at 31 December 2020.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

21.    Disaggregation of Revenue
Revenue disaggregated by customer profile is as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Top client	440,529	337,904
Clients 2-5	1,290,060	754,906
Clients 6-10	751,227	350,865
Clients 11-25	1,075,501	501,643
Other	1,915,509	851,970
Total	5,472,826	2,797,288
Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

22.    Deferred government grants

	31 December 2021	31 December 2020
	$’000	$’000

At beginning of year	886	858
Amortised during the year	(47)	(45)
Foreign exchange movement	(59)	73

At end of year	780	886

Current (note 20)	45	48
Non-current (note 20)	735	838

Total	780	886

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

23.    Bank credit lines and loan facilities
The movement in net debt by category is as follows:

(in thousands)	Balance 1 Jan 2021	Net cash inflow/ (outflow)	Other non-cash adjustments	Effects of exchange rates	Balance 31 Dec 2021
Cash and cash equivalents
Net cash and cash equivalents	840,305	(80,365)	—	(7,727)	752,213
Financial assets at fair value through other comprehensive income	1,729	(17)	—	—	1,712
Total cash and cash equivalents	842,034	(80,382)	—	(7,727)	753,925

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

23.    Bank credit lines and loan facilities (continued)

(in thousands)	Balance 1 Jan 2021	Drawn down *	Repaid	Net cash (inflow)/ outflow	Other non-cash adjustments	Balance 31 Dec 2021
Borrowings and lease liabilities
Lease liabilities	(85,135)	—	54,884	—	(180,602)	(210,853)
2020 Senior Notes	(348,477)	—	363,993	—	(15,516)	—
Senior Secured Credit Facilities	—	(5,515,000)	513,787	67,903	(10,468)	(4,943,778)
Senior Secured Notes	—	(500,000)	—	8,296	(830)	(492,534)
Total borrowings and lease liabilities	(433,612)	(6,015,000)	932,664	76,199	(207,416)	(5,647,165)
* Drawn down amounts reflect the gross amount of debt drawn down by the Company. Equivalent amounts per the Consolidated Statement of Cash Flows reflect deduction of fees and debt discount paid directly to the lender.

The Company had the following debt outstanding as at 31 December 2021 and 31 December 2020:

	Interest rate as of	Maturity Date	Principal amount
(in thousands)	31 December 2021		31 December 2021	31 December 2020
Senior Secured Credit Facility
Term loan	2.75%	July 2028	$5,001,213	$—
Senior Secured Notes	2.875%	July 2026	500,000	—
2020 Senior Notes:
Series A notes			—	275,000
Series B notes			—	75,000
Total debt			5,501,213	350,000
Less current portion of long-term debt			(55,150)	—
Total long-term debt			5,446,063	350,000
Less debt issuance costs and debt discount			(64,901)	(1,523)
Total long-term debt, net			$5,381,162	$348,477

The Company incurred a $27.6 million debt discount in connection with the Senior Secured Credit Facility and Senior Secured Notes.

As of 31 December 2021, the contractual maturities of the Company's debt obligations were as follows:

Current maturities of long-term debt:	(in thousands)
2022	55,150
2023	55,150
2024	55,150
2025	55,150
2026 and thereafter	5,280,613
Total	$5,501,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

23.    Bank credit lines and loan facilities (continued)

Senior Secured Credit Facilities

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million. The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.

Borrowings under the senior secured term loan facility amortise in equal quarterly instalments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured term loan facility is subject to a LIBOR floor of 0.50%. On 10 November 2021, the Company achieved a net leverage ratio of less than 4 times and the margin applicable to the senior secured term loan was reduced by 0.25% with the overall rate reducing from 3.0% to 2.75%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) LIBOR (or an alternative reference rate) plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilisation fees dependent on the proportion of the facility drawn. At 31 December 2021, no amounts have been drawn under the revolving loan facility with the exception of $4.1 million letters of credit given to landlords to guarantee lease arrangements.

We continue to monitor the phasing out of LIBOR. We have engaged with our lenders on the implications of the change and will continue to discuss with them as replacement rates for LIBOR become more prevalent in the syndicated lending market. The Company is therefore subject to interest rate volatility in respect of the senior secured term loan facility, any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens. Our long-term debt arrangements contain customary restrictive covenants and, as of 31 December 2021, we were in compliance with our restrictive covenants in all material respects.

On 27 September 2021, the Company repaid $13.8 million of the senior secured term loan facility and made a quarterly interest payment of $40.4 million. On 29 December 2021, the Company repaid $500.0 million of the senior secured term loan facility and made a quarterly interest payment of $40.8 million. These repayments resulted in an additional charge associated with previously capitalised fees of $5.6 million. On 31 March 2022, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. These repayments resulted in an additional charge associated with previously capitalised fees of $3.2 million. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on 1 July 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering (the “Offering”). The Senior Secured Notes will mature on 15 July 2026. The proceeds from the Offering and borrowings made under the Senior Secured Credit Facilities, together with cash on hand, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) repay existing indebtedness of ICON and PRA and (iii) pay fees and expenses related to the Merger, the Offering and the Senior Secured Credit Facilities. The Senior Secured Notes are guaranteed on a senior secured basis by ICON and its direct and indirect subsidiaries that guarantee the Senior Secured Credit Facilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

23.    Bank credit lines and loan facilities (continued)

2020 Senior Notes

On 8 December 2020, the Company issued new senior notes, (the "2020 Senior Notes") for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate was adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with IFRS 9 'Financial Instruments'. The realised loss related to this derivative was recorded within other comprehensive income and amortised over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes was fixed at 2.41%.

In connection with the Merger, the Company was required to repay the 2020 Senior Notes prior to entering into the Senior Secured Credit Facilities and the Senior Secured Notes. In June 2021, ICON committed to entering into the Senior Secured Credit Facilities and the Senior Secured Notes and therefore committed to replacing the 2020 Senior Notes. The 2020 Senior Notes have been repaid and long term financing consisting of the Senior Secured Credit Facilities and the Senior Secured Notes have been drawn. The 2020 Senior Notes were repaid on 1 July 2021 inclusive of early repayment charges. The total repayment on 1 July 2021 was $364.0 million.

Fair Value of Debt
The estimated fair value of the Company’s debt was $5,507.2 million at 31 December 2021. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions.

24.    Share capital
Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December 2021	31 December 2020
	$’000	$’000
Allotted, called up and fully paid
81,554,683 (31 December 2020: 52,788,093) ordinary shares of €0.06 each	6,640	4,580

Issued, fully paid share capital
At beginning of year	4,580	4,635
Employee share options exercised	77	13
Restricted share units/ performance share units	23	14
Issue of shares associated with a business combination	1,960	—
Repurchase of ordinary shares	—	(82)

At end of year	6,640	4,580

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

24.    Share capital (continued)

On 1 July 2021, the Company completed the acquisition of PRA. In accordance with the terms of the Merger Agreement, the Company issued 27,372,427 shares of the Company's ordinary share capital at par value in exchange for all outstanding PRA shares of common stock.
During the year ended 31 December 2021, 1,065,529 options were exercised by employees at an average exercise price of $111.29 per share for total proceeds of $118.6 million. During the year ended 31 December 2021, 446,404 ordinary shares were issued in respect of certain RSUs and 44,132 ordinary shares were issued in respect of PSUs previously awarded by the Company.
During the year ended 31 December 2020, 193,417 options were exercised by employees at an average exercise price of $68.19 per share for total proceeds of $13.2 million. During the year ended 31 December 2020, 144,172 ordinary shares were issued in respect of certain RSUs and 63,516 ordinary shares were issued in respect of PSUs previously awarded by the Company.
Share repurchase programme
There were no share buybacks in the year ended 31 December 2021.
A resolution was passed at the Company’s Annual General Meeting (“AGM”) on 22 July 2016, which authorised the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorisation was renewed at the Company's AGM on each of 25 July 2017, 24 July 2018, 23 July 2019 and 21 July 2020 and 20 July 2021. On 3 October 2016, the Company commenced a share buyback programme of up to $400 million. The share buyback programme was completed during the year ended 31 December 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On 8 January 2019, the Company commenced a further share buyback programme of up to 1.0 million ordinary shares which was completed during the year ended 31 December 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On 22 October 2019, the Company commenced a further share buyback programme. At 31 December 2019, 35,100 ordinary shares were redeemed by the Company for a total consideration of $5.3 million. During the year ended 31 December 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $175.0 million.
All ordinary shares that were redeemed under the buyback programme were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.
Under the repurchase programme, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The programme was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase programme were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the programme. In addition, acquisitions under the programme may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the programme.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

25.    Capital and reserves

	31 December 2021	31 December 2020
	$’000	$’000

Share-based payment reserve	420,973	179,569
Other undenominated capital	1,134	1,134
Other reserves	12,438	11,966
Currency reserve	(86,621)	(24,966)
Merger reserve	5,656,195	—
Retained earnings	1,730,190	1,389,982
Total	7,734,309	1,557,685

Share-based payment reserve
The share-based payment reserve is used to account for share-based payments. The fair value of share-based payments is expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity. At 31 December 2021 the Group has recognised a cumulative charge for share-based payments of $661.7 million net of deferred tax (2020: $288.6 million). The Group has also recognised a cumulative credit of $81.8 million (2020: $51.5 million) in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $322.5 million (2020: $160.5 million) to retained earnings in respect of exercised and expired share-based awards.

Other undenominated capital
Other undenominated capital comprises the nominal value of shares repurchased and cancelled by the Company and transferred from share capital to other undenominated capital as required under Irish Company Law. No ordinary shares were repurchased and cancelled by the Group during the year ended 31 December 2021 (31 December 2020: 1,235,218).

Other reserves
The Group has recognised a non-distributable reserve of $5.6 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2022 and 2025. In 2005 the Group also recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chair of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

In June 2020, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2020. The interest rate hedge matured on 9 July 2020 when the interest rate on the Senior Notes was fixed. The cash payment ($0.9 million), representing the realised loss on the interest rate hedge was paid on maturity in July 2020 and was recorded in Other Reserves. The 2020 Senior Notes were repaid on 1 July 2021 and the realised loss was charged to the Consolidated Statement of Profit and Loss.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2021, this amounted to a cumulative loss of $86.6 million (2020: loss of $25.0 million).

Share premium
Share premium is the difference between the nominal value of shares and the value of consideration for shares issued.

Merger reserve
On 1 July 2021, the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of the Company, merged with and into PRA, the parent of the PRA Health Sciences Group. Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the Company. The transaction resulted in the issuance of 27,372,427 shares to the former stockholders of PRA. The Company issued these shares at the prevailing market price and recognised the premium of $5,656.2 million on issuance of these shares as a merger reserve as required under Irish Company Law.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

25.    Capital and reserves (continued)

Retained earnings
In addition to the profit for the financial year the Group has also recognised the re-measurement of the defined benefit pension scheme in this reserve. In 2021, the Group recognised a re-measurement gain on the defined benefit pension scheme of $4.2 million (31 December 2020: a re-measurement loss of $3.7 million). In 2021, the Group recognised share issue costs of $0.9 million in this reserve (2020: $0.1 million). The Group has recognised a credit of $162.0 million (2020: credit of $23.5 million) in respect of exercised and expired share-based awards that have been transferred from the share-based payment reserve. In the prior year, the Group also participated in a share buyback programme. During the year ended 31 December 2020, the Group redeemed a total of 1,235,218 ordinary shares for total consideration of $175.0 million. No ordinary shares were repurchased and cancelled by the Group during the year ended 31 December 2021.

26.    Financial instruments
The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business. The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties, with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient capital resources, foreign currency risks, including both translation and transaction risk, and interest rate risk.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.
Credit risk
Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at fair value through other comprehensive income and at fair value through profit or loss, favourable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding accounts receivable, unbilled receivables and other receivables.
Credit risk is managed on a group basis. For banks and financial institutions, independently rated parties with a minimum rating of BBB+ for overnight maturities and a minimum of A- for any bank deposits greater than overnight and up to three months.
Current asset investments (recorded at fair value through other comprehensive income) comprise investments with maturities of greater than three months. The minimum ratings required for investment are as follows: bank deposits (A-), money market funds (AAA), liquidity funds (AAA) and fixed rate corporate bonds or floating rate notes (A- non-financial, AA- financial).
The Group’s exposure to credit risk arises predominately in respect of the credit risk assessment of customers. Customer credit risk is managed through application of credit procedures, in particular through risk assessment of new customers, through assessment of credit quality, taking into account its financial position, past experience and other factors. The compliance with credit terms is regularly monitored by line management.
Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Contracts are generally fixed price or unit based. In most cases, a portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally billable in instalments over the study or trial duration and may be based on the delivery of certain performance targets or "milestones" or based on units delivered, or on a fixed monthly payment schedule such as patient enrolment or database delivery.
Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value.
The Group also contracts on a "fee-for-service" or "time and materials" basis.
During the course of a study, the Group will generally incur reimbursable expenses. Reimbursable expenses are typically estimated and budgeted within the contract and are generally invoiced on a monthly basis based on actual expenses incurred. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days' notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasise a particular trial, inadequate patient enrolment or investigator recruitment.
The Group’s top five customers accounted for approximately 31.6% and 39.1% of revenue during the years ended 31 December 2021 and 31 December 2020 respectively. During the year ended 31 December 2021, 8.0% of the Group’s revenues were derived from its top customer (2020: 12.1%). No customer contributed more than 10% of revenues during the year ended 31 December 2021. The addition of new customer accounts, particularly large and mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.
The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances. The gross value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2021 was as follows:

	Accounts Receivable		Unbilled Revenue
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
	$’000	$’000	$’000	$’000

Europe	684,600	510,005	315,538	290,968
United States	619,071	195,691	244,800	106,448
Rest of World	46,180	16,724	62,783	31,268
Gross balance	1,349,851	722,420	623,121	428,684
Allowance for for credit losses	(7,081)	(7,149)	—	—

Total, net of allowance for credit losses	1,342,770	715,271	623,121	428,684

The Group has four types of financial assets that are subject to the expected credit loss model:
•trade receivables (billed amounts) for services provided to customers
•unbilled receivables (contract assets) for services provided to customers
•other receivables
•cash and cash equivalents

Trade receivables, contract assets and other receivables
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation for the loss rates for the contract assets.

The expected loss rates are based on the payment profiles of revenue over a period of 36 months before 31 December 2021. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle receivables. The group has identified the GDP and the unemployment rate of the countries in which it sells its services to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors. See note 16 - Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities) for assessment of the allowance for credit losses for both trade receivables and contract assets.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
Trade receivables, other receivables and contract assets are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on trade receivables, other receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Liquid and capital resources
The Group’s liquid and capital resources at 31 December 2021 were as follows:

	31 December 2021	31 December 2020
	$’000	$’000

Current asset investments (note 18)	1,712	1,729
Cash and cash equivalents (note 19)	752,213	840,305

Total liquid resources	753,925	842,034

Shareholders’ equity	8,177,865	1,880,669

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators. Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive. The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

The Group’s primary objectives in managing its liquid and capital resources are as follows:

•to maintain adequate resources to fund its continued operations,
•to ensure availability of sufficient resources to sustain future development and growth of the business,
•to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business. It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required. Details of the Group’s negotiated facilities are set out in note 23 Bank credit lines and loan facilities.

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. No amounts have been drawn down under the revolving loan facility at 31 December 2021.

In addition to the Senior Secured Credit Facilities, on 1 July 2021, the Company issued $500.0 million in aggregate principal amount of 2.875% senior secured notes due July 2026 (the “Senior Secured Notes”) in a private offering ("the Offering”). The Senior Secured Notes will mature on 15 July 2026. The Issuer will pay interest on the Senior Secured Notes on January 15 and July 15 of each year. Interest on the Senior Secured Notes will accrue at a rate of 2.875% per annum.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
On 8 December 2020, the Company issued new senior notes, (the "2020 Senior Notes") for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate was adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. The realised loss related to this derivative was recorded within other comprehensive income and amortised over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes was fixed at 2.41%.

In connection with the Merger, the Company was required to repay the 2020 Senior Notes prior to entering into the Senior Secured Credit Facilities and the Senior Secured Notes. In June 2021, ICON committed to entering into the Senior Secured Credit Facilities and the Senior Secured Notes and therefore committed to replacing the 2020 Senior Notes. The 2020 Senior Notes have been repaid and long term financing consisting of the Senior Secured Credit Facilities and the Senior Secured Notes have been drawn. The 2020 Senior Notes were repaid on 1 July 2021 inclusive of early repayment charges. The total repayment on 1 July 2021 was $364.0 million.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2021

	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Bank credit lines and loan facilities	(5,436,312)	(5,501,213)	(27,575)	(27,575)	(55,150)	(665,450)	(4,725,463)
Interest on bank credit lines and loan facilities	(8,438)	(950,267)	(76,238)	(76,996)	(151,696)	(439,049)	(206,288)
Non-current lease liabilities	(161,096)	(175,699)	—	—	(44,591)	(67,433)	(63,675)
Non-current other liabilities*	(18,226)	(18,226)	(41)	(39)	(58)	—	(18,088)
Accounts payable	(90,764)	(90,764)	(90,764)	—	—	—	—
Accrued and other liabilities*	(938,212)	(938,212)	(913,237)	(24,975)	—	—	—

	(6,653,048)	(7,674,381)	(1,107,855)	(129,585)	(251,495)	(1,171,932)	(5,013,514)

Year ended 31 December 2020

	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Senior Notes	(348,477)	(350,000)	—	—	—	(350,000)	—
Interest on Senior Notes	(524)	(28,253)	(4,101)	(4,101)	(8,203)	(11,848)	—
Non-current lease liabilities	(60,801)	(64,319)	—	—	(21,510)	(32,319)	(10,490)
Non-current other liabilities*	(12,442)	(12,442)	—	—	(224)	(60)	(12,158)
Accounts payable	(51,113)	(51,113)	(51,113)	—	—	—	—
Accrued and other liabilities*	(391,977)	(391,977)	(379,810)	(12,167)	—	—	—

	(865,334)	(898,104)	(435,024)	(16,268)	(29,937)	(394,227)	(22,648)
*Non-current other liabilities above excludes retirement plan net benefit obligation (2021: $16.3 million and 2020: $10.4 million) and deferred government grants (2021: $0.7 million and 2020: $0.8 million). Accrued and other liabilities excludes interest on senior notes presented separately above and deferred government grants (2021: $45,000 and 2020: $48,000).

Foreign currency risk
The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group presents its results in U.S. dollars. As a consequence, the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending on, among other things, which of the Group’s offices provide staff for the contract and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2021	2020	2021	2020

Euro 1:$	1.1886	1.1357	1.1370	1.2216

Pound Sterling 1:$	1.3788	1.2821	1.3532	1.3670

A simultaneous ten percent strengthening or weakening of the US Dollar, Euro and Sterling against all other currencies (which remained constant) would have increased or decreased profit by $27.3 million, $23.1 million and $5.9 million respectively (31 December 2020: $3.2 million, $13.0 million and $5.6 million respectively) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. This change in profit is excluding the effect of foreign currency denominated long term loans.

Interest rate risk

The Group is exposed to interest rate risk in respect of our cash and cash equivalents and available for sale investments. Our treasury function actively manages our available cash resources and invests significant cash balances to ensure optimum returns for the Company. Financial instruments are classified either as cash and cash equivalents or available for sale investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Interest rate risk is managed by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a Senior Secured Term Loan Facility of $5,515 million. Borrowings under the Senior Secured Term Loan facility amortise in quarterly instalments equal to 1.00% per annum of the original principal amount ($5,515 million), and the remaining balance is due for repayment by July 2028. The interest rate margin applicable to the borrowings under the Senior Secured Term Loan Facility will be, at the option of the applicable borrower (as defined in the credit agreement), either (1) the base rate (as described in the credit agreement) plus an applicable margin of 1.50% or (2) LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured facility is subject to a LIBOR floor of 0.50%

As at the 31 December 2021 the outstanding principal amount of the Senior Secured Term Loan Facility was $5,001 million. The applicable interest rate for the next quarterly interest period is expected to be 2.75%, comprising of the lower margin of 2.25% and the LIBOR floor of 0.50%. The interest rate is fixed on this debt on a calendar quarter basis and is subject to external market conditions. As at 31 December 2021 no hedges had been entered into to fix the interest on this debt beyond the quarterly term.

In addition to the Senior Secured Facilities, on 1 July 2021, the Company issued $500 million in aggregate principal senior notes due in 2026 in a private (“the Offering“). The Senior Secured Notes will mature in July 2026 and pay a fixed semi annual coupon to investors of 2.875% per annum. This debt is not subject to movements in interest rate conditions.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
We regularly evaluate our debt arrangements, as well as market conditions, and we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

On 27 July 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it intends to end the use of LIBOR effective after 31 December 2021 as the benchmark rate that many banks and issuers use to set interest rates for loans, securities, derivative contracts and other financial instruments. Recognising the need to replace LIBOR, authorities in the United States convened the Alternative Reference Rates Committee (“ARRC”) in 2014 to identify a replacement for LIBOR with respect to indebtedness denominated in U.S. Dollars. In 2017, the ARRC identified the Secured Overnight Financing Rate (“SOFR”), and in April 2018, the Federal Reserve Bank of New York began publishing SOFR. SOFR is a measure of the cost of borrowing cash overnight, collateralised by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although the U.S. Treasury-backed overnight repo market is highly liquid, there is currently no robust market for determining forward-looking, SOFR term rates. Because SOFR is an overnight risk-free rate, whereas LIBOR has various terms and an embedded credit charge, the transition from LIBOR to SOFR will require adjustments, which may continue to vary for certain forms of indebtedness and financial instruments as the relevant markets adapt to SOFR’s implementation. Similar alternative benchmark replacements will be required to be implemented in respect of indebtedness and other financial instruments that are currently based on LIBOR quotes for currencies other than the U.S. Dollar. At 31 December 2021, the Company has a debt principal amount of $5,001 million associated with its term loan facility which has LIBOR has its reference rate.

The term loan facility provides that LIBOR may be replaced by a SOFR-based rate for borrowings in U.S. Dollars upon (i) the FCA ceasing to provide LIBOR for U.S. Dollars or announcing that LIBOR is no longer representative or (ii) an early election by the Company and the administrative agent under our credit agreement to transition from LIBOR. We will continue to work with the administrative agent and other lenders to determine whether, and when, we expect to transition to a SOFR-based rate prior to LIBOR being formally phased out for the applicable tenors. This transition may impact our interest expense with respect to borrowings under the Senior Secured Credit Facilities.

The sensitivity analysis below represents the hypothetical change in the interest income and interest expense of a 1% movement in market interest rates.

	Interest Income		Interest Expense
	2021	2020	2021		2020
	$’000	$’000	$’000		$’000

As reported	574	2,724	182,423		13,019

1% Increase	9,772	9,011	206,398	*	13,019

1% Decrease	1	244	150,178	*	13,019
* 14% of the interest costs fixed due to high yield bond issuance. $88.6 million financing fees have been allocated to interest cost which are not impacted by a change in the interest rate.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)

Fair values

Certain financial instruments are measured in the Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.
The fair value of financial assets together with the carrying amounts shown in the Statement of Financial Position is as follows:

	31 December 2021	31 December 2021	31 December 2021	31 December 2020	31 December 2020	31 December 2020
	Carrying Amount	Fair Value Level 1	Fair Value Level 3	Carrying Amount	Fair Value Level 1	Fair Value Level 3
	$’000	$’000	$'000	$’000	$’000	$’000
Financial assets measured at fair value
Financial assets at fair value through other comprehensive income	1,712	1,712	—	1,729	1,729	—
Financial assets at fair value through profit and loss	22,592	—	22,592	15,765	—	15,765
	24,304	1,712	22,592	17,494	1,729	15,765

The carrying values of accounts receivable (less provision for loss), unbilled revenue (contract assets), other current assets, cash and cash equivalents and other non-current assets are carried at amortised cost and assumed to be approximate to their fair values due to the short-term nature of these balances. As such their fair values have not been disclosed.

Current asset investments carried at fair value result in gains or losses being recognised in the Consolidated Statement of Comprehensive Income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of Level 1 inputs.

Long-term financial assets carried at fair value result in gains or losses being recognised in the Consolidated Statement of Comprehensive Income. The fair value of long-term financial assets meet the definition of equity securities without readily determinable fair values.

The carrying values of accounts payable, accrued and other liabilities and provisions (excluding contingent consideration) and other non-current liabilities are carried at amortised cost and assumed to be approximate to their fair values.
Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

26.    Financial instruments (continued)
The following table shows reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Long-term financial assets	Long-term financial assets	Contingent consideration	Gross obligation under put option
	2021	2020	2020	2020
	$’000	$’000	$’000	$’000

Opening balance	15,765	10,053	2,500	47,205
Additions/(payments) made during the year	3,577	3,212	(500)	(43,923)
Credit to the Statement of Profit and Loss	3,250	2,500	(2,000)	(3,282)

Closing balance	22,592	15,765	—	—

The Group is also subject to call and put option arrangements relating to the 51% majority share capital in the equity method investment, Oncacare, currently owned by a third-party. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025. These option arrangements are considered level 3 financial instruments due to it being necessary to use unobservable inputs in their valuation. The strike price of the options was written to closely approximate fair value.

There have been no transfers between level 1/2 financial instruments and level 3 financial instruments during the current or prior financial year.

The following table shows the valuation techniques used in measuring Level 3 fair values, as well as significant unobservable inputs used:

Type	Valuation Technique	Significant Unobservable Inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term financial assets	The valuation model is based on the NAV of the fund as prepared by an independent appraiser to prepare a fair value assessment of investment assets each year.	The interest on the fund are not traded on an exchange, or data is not published in respect of the funds.	The valuation is based on the NAV of the fund as prepared by an independent appraiser.
Call and put option arrangements over 51% majority share ownership in Oncacare is a derivative financial instrument	The valuation model is based on the financial benefit/obligation of the Group possessing the option to acquire, or being faced with the option to purchase, the shares compared to acquiring the shares at the market rate.	The strike price of the options are based on an earnings multiple which is a significant unobservable input to the fair value calculation.	If the earnings multiple became less than the market rate then the fair value of the call option asset would increase and the fair value of put option liability would decrease.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

27.    Leases
Right-of-use assets
The Group has recorded the following for right-of-use assets:

	Premises	Equipment	Motor vehicles	Total
	$'000	$'000	$'000	$'000
Depreciation charge for 2021	41,367	1,099	2,781	45,247
Right-of-use assets at 31 December 2021	184,427	1,665	11,624	197,716
Depreciation charge for 2020	25,454	1,374	2,119	28,947
Right-of-use assets at 31 December 2020	76,666	2,688	3,725	83,079
Additions to right-of-use assets during 2021, net of early termination options now reasonably certain to be exercised, were $10.2 million (2020: $12.1 million).
The weighted average remaining lease term at 31 December 2021 was 6.91 years (2020: 4.45 years).
During the year ended 31 December 2021, as a result of office consolidations, certain ROU assets have been impaired to the extent they are considered onerous and an impairment loss of $15.6 million was recorded (see note 8 Exceptional items) (2020: $5.4 million).
Lease liabilities
Total lease payments for the year ended 31 December 2021 were $54.9 million (2020: $30.5 million).
Future minimum lease payments under non-cancelable leases as of 31 December 2021 were as follows:

31 December
2021
$'000

2022	53,390
2023	44,591
2024	29,351
2025	20,566
2026	17,516
Thereafter	63,675
Total future minimum lease payments	229,089
Lease imputed interest	(18,236)
Total	210,853

Lease liabilities of $49.8 million have been included in accrued and other liabilities as at 31 December 2021 (2020: $24.3 million).
Amounts recognised in profit or loss
The following amounts were recognised in profit and loss:

	31 December	31 December
	2021	2020
	$'000	$'000
Depreciation of right-of-use assets	45,247	28,947
Interest on lease liabilities	4,113	1,668

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

27.    Leases (continued)

Of the total cost of $49.4 million incurred in the year ended 31 December 2021, $43.3 million is recorded within other operating expenses, $2.0 million is recorded within direct costs and $4.1 million is recorded within financing expense. During 2021, the Group had income from sub-leases of $1.3 million.
Of the total cost of $30.6 million incurred in the year ended 31 December 2020, $26.6 million is recorded within other operating expenses, $2.4 million is recorded within direct costs and $1.7 million is recorded within financing expense. During 2020, the Group had income from sub-leases of $0.9 million.
During the year ended 31 December 2021 and the year ended 31 December 2020, the Group did not incur any costs related to variable lease payments or short-term leases.

28.        Commitments and contingencies

a)    Capital commitments

The following capital commitments for the purchase of property, plant, equipment and computer software were authorised by the Group at 31 December 2021 and 31 December 2020:

	31 December 2021	31 December 2020
	$’000	$’000

Contracted for	70,510	17,281

Total	70,510	17,281

(b)    Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee. As set out in note 23 Bank credit lines and loan facilities, the Senior Secured Credit Facilities are guaranteed by ICON plc.

The Company has guaranteed all of the commitments and liabilities referred to in Section 357(1) (b) of the Companies Act in respect of the whole of the financial year ending 31 December 2021 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 357 of the Companies Act not to file statutory financial statements.

•ICON Clinical Research Limited
•DOCS Resourcing Limited
•ICON Holdings Unlimited Company
•ICON Clinical Research Property Holdings (Ireland) Limited
•ICON Clinical Research Property Development (Ireland) Limited
•ICON Holdings Clinical Research International Limited
•ICON Clinical International Unlimited Company
•ICON Investments Four Unlimited Company
•ICON Investments Five Unlimited Company
•Accellacare Limited
•ICON Global Treasury Unlimited Company
•ICON Clinical Global Holdings Unlimited Company
•ICON Operational Financing Unlimited Company
•ICON Operational Holdings Unlimited Company
•PRA Clinical Limited
•Research Pharmaceutical Services (Outsourcing Ireland) Limited

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

28.    Commitments and contingencies (continued)
(c)    Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2021:

	Payments due by period
	Total	Less than 1 year	1 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000

Capital commitments	70,510	41,232	29,278	—
Total contractual obligations	70,510	41,232	29,278	—

The Group expects to spend approximately $150 million in the next 12 months on further investments in information technology. The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

The Company entered into subscription agreements with a number of funds (see note 18 Financial asset investments). Capital totalling $16.9 million had been advanced under the terms of the subscription agreements at 31 December 2021 (2020: $13.3 million). The Company had committed to future investments of $17.4 million in respect of these funds. The timing of the commitment is not specified in the subscription agreements.

29.    Litigation

The Group is not party to any litigation or legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

30.    Related parties

(i)    Transactions with Directors and Executive Officers

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2021 and 2020 was as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Salary and fees	3,079	2,796
Bonus	3,214	1,046
Other benefits	66	60
Pension contributions	197	241
Share-based payment expense	9,137	10,663

Total	15,693	14,806

Details of ordinary shares, share options, RSUs and PSUs held by the Directors and Executive Officers and details of transactions entered into by Directors and Key Executive Officers in shares and share options of the Company during the year ended 31 December 2021 are set out in note 9 Payroll and related benefits.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

30.    Related parties (continued)
(ii)    Other related party transactions

On 24 July 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare, with a third-party. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company provided corporate support services to Oncacare to the value of $465,000 during the year ended 31 December 2021. $264,000 was recorded as due from Oncacare at 31 December 2021. During the year ended 31 December 2021, the Company provided a loan of $10 million to Oncacare in order to fund the continued start up of the business' operations. The loan accrues annual interest at 1.6% and the loan is repayable on 30 June 2025. The full amount of this loan remains outstanding at 31 December 2021 along with accrued interest of $23,000.

The majority investor in Oncacare has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025.

31.    Subsequent events

The Group has evaluated subsequent events from the balance sheet date through 17 June 2022, the date at which the consolidated financial statements were approved. The following items were identified:

Share repurchase programme

On 18 February 2022, the Company's Board of Directors authorised a new buyback programme of up to $100 million of the outstanding ordinary shares of the Company. All ordinary shares that are redeemed under the buyback programme will be cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the share buyback programme may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this programme will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time. At 17 June 2022, the Company had fully completed this buyback programme of the repurchase of $100 million of ordinary shares of the Company.

Senior Secured Credit Facilities

On 31 March 2022, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. These repayments resulted in an additional charge associated with previously capitalised fees of $3.2 million.

Ukraine Crisis

On 24 February 2022 Russia invaded Ukraine creating significant instability and unrest in the region. The Company's operations in these affected regions have been significantly curtailed as a result of these events. The Company's operations in the affected regions are approximately 1%-2% of the Company's turnover and the financial impact of the unrest is not material to the Company.

The Company has determined that there are no other items to disclose.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32.    Subsidiary undertakings
As at 31 December 2021 the Group had the following principal subsidiary undertakings:

Name	Registered Office	Nature of business	Proportion held by Group
ICON Clinical Research S.A.	Cecilia Grierson 255, Floor 6 City of Buenos Aires C1107CPE Argentina	Clinical research services	100%
RPS Research S.A.	Juana Manso 205, Piso 5 C1107CBE Buenos Aires Argentina	Clinical research services	100%
ICON Clinical Research PTY Limited	Suite 201 Level 2, 2-4 Lyon Park Road North Ryde NSW 2113 Australia	Clinical research services	100%*
MedPass International Pty Ltd	Level 2, Pier 8, Shop 9 23 Hickson Road Millers Point NSW 2000 Australia	Clinical research services	100%
Pharmaceutical Research Associates Pty Limited	Suite 201, Level 2, 2-4 Lyon Park Road North Ryde NSW 2113 Australia	Clinical research services	100%
ICON Clinical Research Austria GmbH	Pyrkergasse 10/6, 1190 Vienna, Austria	Clinical research services	100%
RPS Research Austria GmbH	Tegetthoffstraße 7 1010 Vienna Austria	Clinical research services	100%
IMP-Logistics Bel, FLLC	28, Malinina st. bld.4 Liter A 1-2/k, Office #3 Minsk Republic of Belarus 220101	Clinical research services	100%
DOCS International Belgium N.V.	E19 Business Park Battelsesteenweg 455D 2800 Mechelen Belgium	Clinical research services	100%
Pharmaceutical Research Associates Belgium B.V.	E19 Business Park Battelsesteenweg 455D 2800 Mechelen Belgium	Clinical research services	100%
RPS Bermuda, Ltd.	Victoria Place, 5th Floor 31 Victoria Street Hamilton HM 10 Bermuda	Clinical research services	100%
ICON Pesquisas Clínicas LTDA.	Av. Ibirapuera 2332 Torre II 4º Andar São Paulo, SP Brazil CEP 04028-003	Clinical research services	100%*
Pharmaceutical Research Associates Ltda.********	Alameda Santos, 700 2nd & 3rd Floors Sao Paulo, SP Brazil 01418-100	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
RPS do Brasil Serviços de Pesquisas LTDA.*********	Av. Dr Cardoso de Melo, 1308 – 2º, 3º and 4º andares Vila Olimpia São Paulo SP Brazil CEP 04548-004	Clinical research services	100%
RPS China Inc.	c/o Tricor Services BVI Limited P.O. Box 3340 Road Town Tortola British Virgin Islands	Clinical research services	100%
ICON Clinical Research EOOD	2A, Saborna Str. 4th floor Sofia – 1000 Republic of Bulgaria	Clinical research services	100%
Pharmaceutical Research Associates Bulgaria EOOD	51b Bulgaria Blvd. Floor 4 Sofia Bulgaria 1404	Clinical research services	100%
ICON Clinical Research (Canada) Inc.	7405 Trans-Canada Highway Suite 300 Saint-Laurent Quebec H4T 1Z2 Canada	Clinical research services	100%
3065613 Nova Scotia Company	1741 Lower Water Street Suite 600 Halifax Nova Scotia B3J 0J2	Clinical research services	100%
Pharmaceutical Research Associates ULC	1741 Lower Water Street Suite 600 Halifax Nova Scotia B3J 0J2	Clinical research services	100%
Services de Recherche Pharmaceutique Srl	1741 Lower Water Street Suite 600 Halifax Nova Scotia B3J 0J2	Clinical research services	100%
Oxford Outcomes LTD.	19th Floor 885 West Georgia Street Vancouver BC V6C 3H4 Canada	Clinical research services	100%
ICON Life Sciences Canada Inc.	3455 North Service Road Unit #400 Burlington ON L7N 3G2 Canada	Clinical research services	100%
ICON Chile Limitada	Huerfanos 770 Piso 4 Oficina 402 Santiago Chile	Clinical research services	100%
PRA Health Sciences Chile SpA	Miraflores 222 Piso 28 Santiago Chile	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
CRS (Beijing) Clinical Research Co., Limited	Floor 3, Building 3, Hongda Industrial park, No. 8, Hongda North Road, Beijing Economic-Technological Development Area, Beijing, China	Clinical research services	100%
ICON Clinical Research (Beijing No.2) Co., Ltd	Floor 2, Building 5, Hongda Industrial park, No. 8 Hongda North Road, Beijing Economic - Technologies Development Area, Beijing, China	Clinical research services	100%
ICON Clinical Research (Beijing) Co., Ltd	Floor 1 Building No. 5, No. 8 Hongda North Road, Beijing Economic-Technologies Developement Zone, Beijing, China	Clinical research services	100%
PRA Health Sciences China, Inc.	Room 301, Floor 3, Building No. 5, Hongda Industrial Park, No. 8 Hongda North Road, Beijing Economic-Technological Development Area, Beijing	Clinical research services	100%
PRA Health Sciences Colombia Ltda.	Calle 116 No. 7 – 15 Torre Cusezar Oficina 1002 Bogotá Cundinamarca Colombia 110111	Clinical research services	100%
Research Pharmaceutical Services Costa Rica, LTDA.	Sabana Business Center, piso 11 Bulevar Rohrmoser y Calle 68 San José, Costa Rica 10108	Clinical research services	100%
Ispitivanja ICON d.o.o (ICON Research Ltd.)	Zagreb, Radnicka cesta 80, Croatia	Clinical research services	100%
Pharm Research Associates d.o.o. za klinicka ispitivanja	Radnička cesta 180, 10 000 Zagreb, Croatia	Clinical research services	100%
ICON Clinical Research s.r.o.	V parku 2335/20, Praha 4 - Chodov, PSČ 148 00 Czech Republic	Clinical research services	100%
Pharmaceutical Research Associates CZ, s.r.o.	Prague 7 Jankovcova 1569/2c Postal Code 170 00 Czech Republic	Clinical research services	100%
DOCS International Nordic Countries A/S	c/o BuusMark Advokater Sankt Ols Gade 4 4000 Roskilde Denmark"	Clinical research services	100%
Pharmaceutical Research Associates Denmark ApS	Havneholmen 29 1561 Copenhagen, Denmark	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
RPS Egypt (Limited Liability Company)	40 Road 254, Shell Building, 5th Floor Degla, Maadi, 11431 Cairo, Egypt	Clinical research services	100%
RPS Estonia OÜ	Pärnu road 22 10141 Tallinn, Republic of Estonia	Clinical research services	100%
DOCS International Finland Oy	Mannerheimintie 12B, 00100 Helsinki, Finland	Clinical research services	100%
Pharmaceutical Research Associates Finland Oy	Vattuniemenranta 2 00210 Helsinki, Finland	Clinical research services	100%
DOCS International France S.A.S.	55 Avenue des Champs Pierreux, Immeuble le Capitole, 92000 Nanterre, France	Clinical research services	100%
ICON Clinical Research S.A.R.L.	55 Avenue des Champs Pierreux, Immeuble le Capitole, 92000 Nanterre, France	Clinical research services	100%
Mapi Research Trust**	27 rue de la Villette, 69003 Lyon, France	Clinical research services	100%
Mapi SAS***	27 rue de la Villette, 69003 Lyon, France	Clinical research services	100%
Pharmaceutical Research Associates Sarl	35 Rue d'Alsace Tour So Quest 92300 Levallois-Perret, France	Clinical research services	100%
ReSearch Pharmaceutical Services France S.A.S.	35 Rue d'Alsace Tour So Quest 92300 Levallois-Perret, France	Clinical research services	100%
IMP Logistics Georgia LLC	Mtatsminda District Freedom Square N4 (Plot 66/4) Tbilisi, Georgia	Clinical research services	100%
Pharmaceutical Research Associates Georgia LLC	42-42a (Building No. 1) Alexander Kazbegi Avenue Vake-Saburtalo District Tbilisi, Georgia	Clinical research services	100%
Averion Europe GmbH	Konrad-Zuse-Platz 11 81829 München Germany	Clinical research services	100%
DOCS International Germany GmbH	Konrad-Zuse-Platz 11 81829 München Germany	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON Clinical Research GmbH	Heinrich-Hertz-Straße 26, 63225, Langen, Hessen, Germany	Clinical research services	100%
Pharmaceutical Research Associates GmbH	Gottlieb-Daimler Strasse 10 68165 Mannheim, Germany	Clinical research services	100%
Pharmaceutical Research Associates Greece A.E.	81 Ifigeneias Street Nea Ionia 142 31 Attikis, Athens, Greece	Clinical research services	100%
RPS Guatemala, S.A.	5 Avenida 5-55, Zona 14 Edificio Europlaza World Business Center Torre II, Nivel 9 Guatemala City, Guatemala	Clinical research services	100%
ICON Clinical Research Hong Kong Limited	Unit 4333 & 4335C, 43/F, AIA Tower, 183 Electric Road, North Point, Hong Kong	Clinical research services	100%
PRA Health Sciences (Hong Kong) Limited	Unit 4321 & 4336A, 43/F AIA Tower, 183 Electric Road North Point, Hong Kong	Clinical research services	100%
ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)******	Váci út 47. 1134 Budapest, Hungary	Clinical research services	100%
Pharmaceutical Research Associates Magyarország Kutatás-Fejlesztési Korlátolt Felelősségű Társaság Pharmaceutical Research Associates Hungary Research and Development Ltd.	Szepvolgyi ut 39 HU-1037 Budapest Hungary	Clinical research services	100%
RPS Iceland ehf.	Skipholti 50D 105 Reykjavik, Iceland	Clinical research services	100%
ICON Clinical Research India Private Limited	CHENNAI ONE IT PARK ITE/ITES SEZ North Block Block B, 4th Floor, Thoraipakkam Chennai Tamil Nadu-TN 600097 India	Clinical research services	100%
Pharmaceutical Research Associates India Private Limited	Level 2, B-Wing Times Square, Andheri-Kurla Road Andheri (East) Mumbai, Mumbai City, Maharashtra 400059	Clinical research services	100%
Accellacare Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Clinical research services	100%
DOCS Resourcing Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON (LR) Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Clinical research services	100%
ICON Clinical Global Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Investment holding company	100%
ICON Clinical International Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Clinical research services	100%
ICON Clinical Research Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Clinical research services	100%*
ICON Clinical Research Property Development (Ireland) Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Property management company	100%*
ICON Clinical Research Property Holdings (Ireland) Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Property management company	100%
ICON Holdings Clinical Research International Limited	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding company	100%
ICON Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding company	100%*
ICON Investments Five Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding and financing company	100%*
ICON Investments Four Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding and financing company	100%*
ICON Operational Financing Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding and financing company	100%
ICON Operational Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding company	100%
Timpani Unlimited Company (In Voluntary Liquidation) ****	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Investment holding company	100%
Research Pharmaceutical Services (Outsourcing Ireland) Limited	2 Church Street Longford, Co Longford N39 W1X7 Ireland	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON Global Treasury Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Republic of Ireland	Investment holding and financing company	100%
PRA Clinical Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Clinical research services	100%
ICON Clinical Research Israel LTD.*****	6 Haba'al Shem Tov st., North Industrial Area, Lod, Israel, 7128906	Clinical research services	100%
Pharmaceutical Research Associates Israel Ltd.	Building E, 13th Floor 4 Haharash Street Hod Hasharon 4524402 Israel	Clinical research services	100%
Pharmaceutical Research Associates Italy S.r.l.	Via Borgogna 8 20122 Milan, Italy	Clinical research services	100%
PRA Development Center KK	1-3 Kyutaro-machi 4-chome, Chuo-ku, Osaka 541-0056 Japan	Clinical research services	100%
PRA Health Sciences KK	1-3 Kyutaro-machi 4-chome, Chuo-ku, Osaka 541-0056 Japan	Clinical research services	100%
ICON Japan K.K.	4-3-9 Toranomon, Minato-ku Tokyo, Japan	Clinical research services	100%*
ICON Investments Limited	22 Grenville Street St Helier JE4 8PX Jersey	Investment holding company	100%*
PRA Health Sciences Kenya Limited	LR No. 1870/1/176, ALN House, Eldama Ravine Close, off Eldama Ravine Road, Westlands PO Box 764, Sarit Centre, Nairobi, Kenya 00606	Clinical research services	100%
RPS Latvia SIA	Blaumaņa iela 22 1011 Riga, Latvia	Clinical research services	100%
UAB RPS Lithuania	Upês street 21, LT-08128 Vilnius, Lithuania	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON Luxembourg S.à r.l.	61, rue de Rollingergrund L-2440 Luxembourg	Clinical research services	100%
ICON CRO Malaysia SDN. BHD.	Level 11, 1 Sentral, Jalan Rakyat , Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia	Clinical research services	100%
RPS Malaysia Sdn. Bhd.	10th Floor, Menara Hap Seng No. 1 & 3, Jalan P Ramlee 50250 Kuala Lumpur, Malaysia	Clinical research services	100%
ICON Clinical Research México, S.A. de C.V.	Av. Barranca del Muerto 329 3rd Floor, Col. San Jose Insugentes, 03900 Mexico D.F.	Clinical research services	100%
Pharmaceutical Research Associates Mexico S. de R.L. de C. V.	Ave. Insurgentes Sur No. 1602, Desp. 503 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
RPS Research México, S. de R.L. de C.V.	Ave. Insurgentes Sur No. 1602, Desp. 502 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
RPS Research Servicios, S. de R.L. de C.V.	Ave. Insurgentes Sur No. 1602, Desp. 502 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
DOCS Insourcing B.V.	Boeing Avenue 62-68, 1119PE Schiphol-Rijk, The Netherlands	Clinical research services	100%
DOCS International B.V.	Boeing Avenue 62-68, 1119PE Schiphol-Rijk, The Netherlands	Clinical research services	100%
ICON Contracting Solutions Holdings B.V.	Boeing Avenue 62-68, 1119PE Schiphol-Rijk, The Netherlands	Clinical research services	100%
Pharmaceutical Research Associates Group B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
Pharmaceutical Research Associates Holdings B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
Pharmaceutical Research Associates Metaholdings B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
PRA International B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
PRA International Operations B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
Research Pharmaceutical Services Netherlands B.V.	Herengracht 466 1017 CA Amsterdam, The Netherlands	Clinical research services	100%
ICON Clinical Research (New Zealand) Limited	Plaza Level, 41 Shortland Street, Auckland, New Zealand 1010	Clinical research services	100%
Pharmaceutical Research Associates New Zealand Limited	Grant Thornton New Zealand Limited, L3, 134 Oxford Terrace, Christchurch, 8140 , New Zealand	Clinical research services	100%
RPS Research Norway AS	c/o EconPartner AS Dronning Mauds gate 15 0250 Oslo, Norway	Clinical research services	100%
RPS Panama Inc.	Urbanización Nuevo Reparto el Carmen No. 58 Calle Primera, Edificio Moreno & Moreno. Local Planta Baja, Distrito de Panamá, Panamá	Clinical research services	100%
ICON Clinical Research Perú S.A.	Av. Paseo de la República 5895 Oficina 606 Miraflores Lima 18 Perú	Clinical research services	100%
RPS Perú S.A.C.	Via Central 125, Edificio Real Ocho piso 16, Urb. Centro Empresarial Real San Isidro, Lima, Peru	Clinical research services	100%
ICON Clinical Research Services Philippines, Inc.	24th Floor Salcedo Towers, 169 H.V. Dela Costa Street, Salcedo Village, Makati City, Philippines 1227	Clinical research services	100%
RPS Research Philippines, Inc.	16th Floor, Compass Offices 6789 Ayala Avenue 1226 Makati City, Philippines	Clinical research services	100%
DOCS International Poland Sp. z o.o.	Ul. Grojecka 5 02-019 Warszawa Polska	Clinical research services	100%
ICON Clinical Research Sp. z o.o. (in voluntary liquidation)	ul. Towarowa 28 00-839 Warszawa Poland	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
Symphony Clinical Research Sp zoo	ul. Potokowa 26 80-283 Gdansk Poland	Clinical research services	100%
Pharmaceutical Research Associates Sp. z o.o.	Aleja Wyscigowa 6 Catalina Office Center, IV pietro 02-681 Warsaw, Poland	Clinical research services	100%
PRA International Portugal, Unipessoal, Lda.	Av. da Republica, 50-10 1069-211, Lisboa, Portugal	Clinical research services	100%
Research Pharmaceutical Services Puerto Rico, Inc.*******	257 Calle Tetuan, 2nd Floor San Juan, Puerto Rico 00901	Clinical research services	100%
ICON Clinical Research S.R.L.	8th Floor, 246c Caleca Floresca, Sector 1, Bucharest 14476 Romania	Clinical research services	100%
Pharmaceutical Research Associates Romania S.R.L.	8th Floor, Sky Tower 246c Caleca Floresca Bucharest 14476 Romania	Clinical research services	100%
ICON Clinical Research (Rus) LLC	29 Serebryanicheskaya Embankment, Moscow, 109028, Russian Federation	Clinical research services	100%
Joint Stock Company IMP Logistics	8, Energetikov str, v. Lesnoy Gorodok Odintsovsky city disctrict Moscow region Russia 143080	Clinical research services	100%
ICON Clinical Research d.o.o. Beograd	4th Floor, Bulevar Zorana Djindjica 64a, 11070 Belgrade, Serbia	Clinical research services	100%
Pharmaceutical Research Associates doo Belgrade	19th Avenue Vladimira Popovica 38-40 Belgrade, 11070 Serbia	Clinical research services	100%
ICON Clinical Research (Pte) Limited	30 Loyang Way #02/12 Loyang Industrial Estate 508769 Singapore	Clinical research services	100%
Mapi Life Sciences Singapore Pte. Ltd.	30 Loyang Way #02/12 Loyang Industrial Estate 508769 Singapore	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
Pharmaceutical Research Associates Singapore Pte. Ltd.	#02-06/10, 21 Biopolis Road Nucleos, Singapore 138567	Clinical research services	100%
ICON Clinical Research Slovakia, s.r.o.	Suché mýto 1, 811 03 Bratislava Slovak Republic	Clinical research services	100%
Pharmaceutical Research Associates SK s.r.o.	Bardosova 2/A 831 01 Bratislava, Slovakia	Clinical research services	100%
RPS Research South Africa (Proprietary) Limited (in Voluntary Liquidation)	15 Greenwich Grove, Station Road, Rondebosch, Western Cape, 7700, South Africa	Clinical research services	100%
PRA Pharmaceutical S A (Proprietary) Limited	2nd Floor Building 29 Highlands Estate Woodlands Office Park 20 Woodlands Drive Woodmead Gauteng 2191 South Africa	Clinical research services	100%
Accellacare South Africa (PTY) LTD	Block 29 Second Floor The Highlands Estate The Woodlands Woodlands Drive Woodmead, Gauteng 2191 Johannesburg South Africa	Clinical research services	100%
ICON Clinical Research Korea Yuhan Hoesa/ ICON Clinical Research Korea Ltd.	142 Taeheran-ro Gangnam-gu, 18th Floor (Yeoksam-dong, Capital Tower) Seoul Republic of Korea	Clinical research services	100%
Mapi Korea Yuhan Hoesa/ Mapi Korea LLC (In Voluntary Liquidation)	16th Floor 396 Seocho-daero Seocho-gu Seoul 06619 Republic of Korea	Clinical research services	100%
Pharmaceutical Research Associates Korea Limited	11F, GS Tower, 508 Nonhyun-ro Gangam-gu, Seoul, 135-985 Korea	Clinical research services	100%
ICON Clinical Research España, S.L.	Calle Josep Pla Numero 2, Torre Diagonal Mar Piso 11, Modulo 1 Barcelona Spain	Clinical research services	100%
Pharmaceutical Research Associates España, S.A.U.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%
RPS ReSearch Ibérica, S.L.U.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
RPS Spain S.L.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%
Accellacare España S.L.	Calle Marques de Valdavia 103 Portal 5 28100 Alcobendas Madrid Spain	Clinical research services	100%
DOCS International Sweden AB	Kolonivagen 1 SE-226 60 Lund, Sweden	Clinical research services	100%
PRA International Sweden AB	Kolonivagen 1 SE-226 60 Lund, Sweden	Clinical research services	100%
DOCS International Switzerland GmbH	c/o Experfina AG Picassoplatz 8 4052 Basel Switzerland	Clinical research services	100%
ICON Clinical Research (Switzerland) GmbH	c/o Experfina AG Picassoplatz 8 4052 Basel Switzerland	Clinical research services	100%
PRA Switzerland AG	Lange Gasse 15 Basel 4052 Switzerland	Clinical research services	100%
ICON Clinical Research Taiwan Limited	2F, No. 96, Sec. 1, Chien Kou North Road, Taipei 10489, Taiwan, R.O.C.	Clinical research services	100%
Pharmaceutical Research Associates Taiwan, Inc.	Aurora Building, 5th Floor No. 2, Sec 5, Xinyi Road, Xinyi District, Taipei, Taiwan	Clinical research services	100%
ICON Clinical Research (Thailand) Limited	1 Empire Tower, 24th Floor, Unit 2408, South Sathorn Road, Yannawa, Sathorn, Bangkok, 10120 Thailand	Clinical research services	100%
RPS Research (Thailand) Co., Ltd.	Unit 3230, 32nd Floor, Interchange 21, 399 Sukhumvit Road, North Klongtoey Sub-District, Wattana District, Bangkok	Clinical research services	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Söğütözü mah. Eskişehir Yolu Cad. 2176. SK No:9 Posta Kodu:06510 Çankaya Ankara Turkiye	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
Pra Turkey Sağlik Araştirma Ve Geliştirme Limited Şirketi	Kisikli Caddesi; No. 28, K:1-2 Altunizade, Istanbul Turkey 34662	Clinical research services	100%
DOCS Ukraine LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	Clinical research services	100%
ICON Clinical Research LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	Clinical research services	100%
IMP-Logistics Ukraine, LLC	8,Viskozna st. Kyiv Ukraine 02094	Clinical research services	100%
Pharmaceutical Research Associates Ukraine, LLC	75 Zhylianska Street Kyiv, Ukraine 01032	Clinical research services	100%
Accellacare UK Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Aptiv Solutions (UK) Ltd	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
DOCS International UK Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON (LR) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 2 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 3 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 4 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 5 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON Development Solutions Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Investments (UK) Ltd	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Improving Treatments Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Medeval Group Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
MeDiNova Lakeside Clinical Research Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
MeDiNova Merc (UK) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
VSK (Kenilworth) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
IMP Logistics UK Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
Pharm Research Associates (UK) Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
Pharm Research Associates Russia Limited (in Voluntary Liquidation)	The Pinnacle 170 Midsummer Boulevard Milton Keynes MK9 1BP	Clinical research services	100%
Sterling Synergy Systems Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
ICON Clinical Research Holdings (U.K.) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Investment holding company	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
ICON Clinical Research (U.K.) No. 6 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
RPS Global S.A.	Plaza Cagancha 1145, 4th Floor Montevideo, Uruguay 11100	Clinical research services	100%
RPS Latin America S.A	Plaza Cagancha 1145, 4th Floor Montevideo, Uruguay 11100	Clinical research services	100%
ICON Early Phase Services, LLC	Registered Agent: Corporation Services Company	Clinical research services	100%
Pharmaceutical Research Associates, Inc.	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
ClinStar LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
Nextrials, Inc.	2010 Crow Canyon Place, Ste. 410 San Ramon, CA 94583	Clinical research services	100%
Pharmaceutical Research Associates CIS, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
Pharmaceutical Research Associates Eastern Europe, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
CRN NORTH AMERICA, LLC DBA SYMPHONY CLINICAL STAFFING**********	700 Deerpath Drive Vernon Hills, IL. 60061-1801	Clinical research services	100%
ICON Clinical Research, LP	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%
Addplan, Inc.	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
Beacon Bioscience, Inc	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%
C4 MedSolutions, LLC	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%
CHC Group, LLC	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%
CRN Holdings, LLC***********	700 Deerpath Drive Vernon Hills, IL. 60061-1801	Clinical research services	100%
Global Pharmaceutical Strategies Group, LLC	731 Arbor Way, Suite 100, Blue Bell, PA, United States, 19422	Clinical research services	100%
ICON Clinical Investments, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Investment company	100%
ICON Clinical Research LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
ICON Laboratory Services, Inc.	123 Smith Street, Farmingdale, NY 11735 United States	Clinical research services	100%
ICON Tennessee, LLC	320 Seven Springs Way, Suite 500 (Davidson County), Brentwood TN37027 United States	Clinical research services	100%
ICON US Holdings Inc.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
MMMM Consulting, LLC	19 West College Ave Suite 100 Yardley, PA 19067 United States	Clinical research services	100%
MMMM Group, LLC	19 West College Ave Suite 100 Yardley, PA 19067 United States	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
MolecularMD Corp.	2100 Pennbrook Parkway, North Wales, PA 19454 United States	Clinical research services	100%
PriceSpective LLC	2100 Pennbrook Parkway, North Wales, PA 19454 United States	Clinical research services	100%
PubsHub LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Care Innovations, Inc.	950 Iron Point Road, Ste. 160 Folsom, CA 95630	Clinical research services	100%
Care Innovations, LLC	950 Iron Point Road, Ste. 160 Folsom, CA 95630	Clinical research services	100%
CRI NewCo, Inc.	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
CRI Worldwide, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
International Medical Technical Consultants, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
Parallel 6, Inc.	Pacific Center I 1455 Frazee Road, Ste. 900 San Diego, CA 92108	Clinical research services	100%
PRA Early Development Research, Inc.	9755 Ridge Drive Lenexa, Kansas 66219	Clinical research services	100%
PRA Health Sciences, Inc.	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
PRA Holdings, Inc.	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
PRA International, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
PRA Receivables, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
ReSearch Pharmaceutical Services, LLC	4130 Parklake Avenue, Suite 400 Raleigh, NC 27612	Clinical research services	100%
ReSearch Pharmaceutical Services, Inc.	731 Arbor Way, Suite 100 Blue Bell, PA 19422	Clinical research services	100%
Roy RPS Holdings LLC	4130 Parklake Avenue, Suite 400 Raleigh, NC 27612	Clinical research services	100%
RPS Global Holdings, LLC	4130 Parklake Avenue, Suite 400 Raleigh, NC 27612	Clinical research services	100%
RPS Parent Holding LLC	4130 Parklake Avenue, Suite 400 Raleigh, NC 27612	Clinical research services	100%
Source Healthcare Analytics, LLC	731 Arbor Way Suite 100 Blue Bell, PA 19422	Clinical research services	100%
Sunset Hills, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
Symphony Health Solutions Corporation	731 Arbor Way Suite 100 Blue Bell, PA 19422	Clinical research services	100%
Accellacare of Christie Clinic, LLC	101 West University Avenue,Champaign IL 61820,United States	Clinical research services	100%
Clinical Resource Network, LLC DBA SYMPHONY CLINICAL RESEARCH************	700 Deerpath Drive Vernon Hills, IL. 60061-1801	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
DOCS Global, Inc.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Managed Care Strategic Solutions, L.L.C.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
CRI International, LLC	4130 Parklake Avenue Suite 400 Raleigh, NC 27612	Clinical research services	100%
Accellacare of Charlotte, LLC	1700 Abbey Place Suite 201 Charlotte North Carolina 28209 United States	Clinical research services	100%
Accellacare of Hickory, LLC	221 13th Ave Place NW Suite 201 Hickory North Carolina 28601 United States	Clinical research services	100%
Accellacare of Raleigh, LLC	3521 Haworth Drive Suite 100 Raleigh North Carolina 27609 United States	Clinical research services	100%
Accellacare of Rocky Mount, LLC	901 N. Winstead Avenue Rocky Mount North Carolina 27804 United States	Clinical research services	100%
Accellacare of Salisbury, LLC	410 Mocksville Avenue Salisbury North Carolina 28144 United States	Clinical research services	100%
Accellacare of Wilmington, LLC	1907 Tradd Court Wilmington North Carolina 28401 United States	Clinical research services	100%
Accellacare of Winston-Salem, LLC	1901 S. Hawthorne Road Suite 306 Winston-Salem North Carolina 27103 United States	Clinical research services	100%
Accellacare US Inc.	1901 S. Hawthorne Road Suite 306 Winston-Salem North Carolina, 27103 United States	Clinical research services	100%
Complete Healthcare Communications LLC	19 West College Ave Suite 100 Yardley, PA 19067 United States	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

32. Subsidiary undertakings (continued)

Name	Registered Office	Nature of business	Proportion held by Group
Complete Publication Solutions, LLC	19 West College Ave Suite 100 Yardley, PA 19067 United States	Clinical research services	100%
Accellacare of Charleston, LLC	180 Wingo Way Suite 203 Mt. Pleasant South Carolina 29464 United States	Clinical research services	100%
Accellacare of Bristol, LLC	1958 West State Street Bristol Tennessee 37620 United States	Clinical research services	100%
Lifetree Clinical Research, LC	1255 East 3900 South Salt Lake City, UT 84124	Clinical research services	100%
ICON Government and Public Health Solutions, Inc.	1265 Ridge Road, Hinckley, OH 44233 United States	Clinical research services	100%
* majority of which is held directly
** Mapi Research Trust is an association, its members are ICON Subsidiary entities.
***MAPI SAS Merged out of existence effective 01 January 2022 into ICON CLINICAL RESEARCH SARL
****Timpani Unlimited Company liquidated on 6 April 2022
*****ICON Clinical Research Israel LTD. Changed registered address on 11 April 2022 to Building E, 13th Floor, 4 Haharash Street, Hod Hasharon, 4524402, Israel
******ICON Klinikai Kutató Korlátolt Felelősségű Társaság/ ICON Clinical Research Limited Liability Company changed registered address on 08/04/2022 to Szépvölgyi út 39, Budapest, 1037, Hungary
*******Research Pharmaceutical Services Puerto Rico, Inc changed registered address on 17 May 2022 to c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, Puerto Rico 00918
********Pharmaceutical Research Associates Ltda. Changed registered address on 26 April 2022 to Av. Ibirapuera, No. 2.332, 4th floor, Suites 41 and 42, Tower II, Moema, City of São Paulo, State of São Paulo, 04028-003, Brazil
*********RPS do Brasil Serviços de Pesquisas LTDA. Changed registered address on 26 April 2022 to Av. Ibirapuera, No. 2.332, 4th floor, Suites 41 and 42, Tower II, Moema, City of São Paulo, State of São Paulo, 04028-003, Brazil
**********CRN NORTH AMERICA, LLC DBA SYMPHONY CLINICAL STAFFING changed registered address on 31May 2022 to 3 Parkway North, Suite 200, Deerfield, IL 60015, United States
 ***********CRN Holdings, LLC changed registered address on 31 May 2022 to 3 Parkway North, Suite 200, Deerfield, IL 60015, United States
************Clinical Resource Network, LLC DBA SYMPHONY CLINICAL RESEARCH changed registered address on 31 May 2022 to 3 Parkway North, Suite 200, Deerfield, IL, 60015, United States.

33.    Approval of financial statements

The Board of Directors approved these financial statements on 17 June 2022.

Company Statement of Financial Position
for the year ended 31 December 2021

	Note	31 December 2021	31 December 2020
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	369	521
Right-of-use assets	9	2,619	3,182
Intangible assets	2	14	44
Investment in subsidiaries	3	6,974,348	590,821
Other non-current assets		33	37
Deferred tax asset	4	491	434
Total non-current assets		6,977,874	595,039
Current assets
Other current assets	5	1,236	1,431
Amounts due from subsidiary undertakings	6	265,788	164,992
Current taxes receivable		19	—
Cash and cash equivalents		9,129	308,200
Total current assets		276,172	474,623

Total assets		7,254,046	1,069,662

EQUITY
Share capital		6,640	4,580
Share premium		436,916	318,404
Merger reserve		5,656,195	—
Other undenominated capital		1,134	1,134
Share-based payment reserve		342,637	131,557
Other reserves		(107,843)	(107,317)
Retained earnings		897,509	700,402
Attributable to equity holders		7,233,188	1,048,760

Total equity		7,233,188	1,048,760

LIABILITIES
Non-current liabilities
Non-current other liabilities	7	6,680	8,130
Non-current deferred tax liability	4	—	—
Total non-current liabilities		6,680	8,130
Current liabilities
Accounts payable		1,717	35
Amounts due to subsidiary undertakings	6	1,283	1,305
Accrued and other liabilities	7	10,814	11,285
Current taxes payable		364	147
		14,178	12,772

Total liabilities		20,858	20,902

Total equity and liabilities		7,254,046	1,069,662
On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Company Statement of Changes in Equity
for the year ended 31 December 2021

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share Based Payment Reserve	Other Reserve	Currency Reserve	Retained Earnings	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2021	52,788,093	4,580	318,404	—	1,134	131,557	6,071	(113,388)	700,402	1,048,760
Total comprehensive income for the year
Profit for the year	—	—	—	—	—	—	—	—	35,945	35,945
Other comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	(526)	—	(526)

Total other comprehensive loss	—	—	—	—	—	—	—	(526)	—	(526)

Total comprehensive income for the year	—	—	—	—	—	—	—	(526)	35,945	35,419
Transactions with owners, recorded directly in equity
Issue of shares associated with a business combination	27,372,427	1,960	—	5,656,195	—	—	—	—	—	5,658,155
Replacement share-based awards issued to acquiree employees	—	—	—	—	—	267,607	—	—	—	267,607
Share based payment	—	—	—	—	—	105,488	—	—	—	105,488
Exercise of share options	1,065,529	77	118,512	—	—	—	—	—	—	118,589
Share issue costs	—	—	—	—	—	—	—	—	(853)	(853)
Issue of restricted share units/ performance share units	328,634	23	—	—	—	—	—	—	—	23
Transfer of exercised and expired share based awards	—	—	—	—	—	(162,015)	—	—	162,015	—

Total contributions by and distributions to owners	28,766,590	2,060	118,512	5,656,195	—	211,080	—	—	161,162	6,149,009

Balance at 31 December 2021	81,554,683	6,640	436,916	5,656,195	1,134	342,637	6,071	(113,914)	897,509	7,233,188
As permitted by section 504 of the Companies Act, the Company has not presented a Company Statement of Profit and Loss. The profit for the 2021 financial year of the Company amounted to $35,945,000 (2020: profit $228,691,000).

Company Statement of Changes in Equity
for the year ended 31 December 2020

	Number of shares	Share Capital	Share Premium	Other Undenominated Capital	Share- based Payment Reserve	Other Reserve	Currency Reserve	Retained Earnings	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2020	53,622,206	4,635	305,228	1,052	128,747	6,071	(113,538)	623,368	955,563
Total comprehensive income for the year
Profit for the year	—	—	—	—	—	—	—	228,691	228,691
Other comprehensive income
Foreign currency translation	—	—	—	—	—	—	150	—	150

Total other comprehensive income	—	—	—	—	—	—	150	228,691	228,841

Total comprehensive income for the year	—	—	—	—	—	—	150	228,691	228,841
Transactions with owners, recorded directly in equity
Share-based payment	—	—	—	—	26,307	—	—	—	26,307
Exercise of share options	193,417	13	13,176	—	—	—	—	—	13,189
Share issue costs	—	—	—	—	—	—	—	(14)	(14)
Issue of restricted share units	207,688	14	—	—	—	—	—	—	14
Repurchase of ordinary shares	(1,235,218)	(82)	—	82	—	—	—	(175,000)	(175,000)
Share repurchase costs	—	—	—	—	—	—	—	(140)	(140)
Transfer of exercised and expired share-based awards	—	—	—	—	(23,497)	—	—	23,497	—

Total contributions by and distributions to owners	(834,113)	(55)	13,176	82	2,810	—	—	(151,657)	(135,644)

Balance at 31 December 2020	52,788,093	4,580	318,404	1,134	131,557	6,071	(113,388)	700,402	1,048,760
As permitted by section 504 of the Companies Act , the Company has not presented a Company Statement of Profit and Loss. The profit for the 2020 financial year of the Company amounted to $228,691,000 (2019: profit $274,048,000).

Company Statement of Cash Flows
for the year ended 31 December 2021

	Note	Year ended 31 December 2021	Year ended 31 December 2020
		$’000	$’000

Profit for the financial year		35,945	228,691
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation of property, plant and equipment	1	123	137
Depreciation of right-of-use assets	9	1,317	1,547
Amortisation of intangible assets	2	29	31
Impairment of subsidiary undertakings	3	86	—
Interest on lease liabilities	9	17	18
Share-based payment		5,212	5,537
Operating cash inflow before changes in working capital		42,729	235,961
Decrease in other current assets		195	285
Decrease/(increase) in non-current assets		4	(1)
Decrease in income taxes receivable		140	536
Increase in accounts payable		1,682	35
Decrease in accrued and other liabilities		(856)	(609)
(Decrease)/increase in non-current liabilities		(900)	463
Cash provided by operations		42,994	236,670
Interest paid		—	(18)
Income taxes paid		(17)	(563)
Net cash inflow from operating activities		42,977	236,089
Investing activities
Purchase of computer software	2	—	—
Purchase of property, plant and equipment	1	(2)	(23)
Sale of property, plant and equipment	1	—	—
Decrease in amounts due from/to subsidiary undertakings	6	213,052	424,379
Increase in investment in subsidiaries	3	(671,490)	(365,074)
Net cash used by investing activities		(458,440)	59,282
Financing activities
Proceeds from exercise of share options		116,907	13,203
Share issuance costs		853	(14)
Payment of lease liabilities		(1,368)	(1,519)
Repurchase of ordinary shares		—	(175,000)
Share repurchase costs		—	(140)
Net cash used in financing activities		116,392	(163,470)
Net (decrease)/increase in cash and cash equivalents		(299,071)	131,901
Effect of exchange rate changes		—	—
Cash and cash equivalents at start of year		308,200	176,299
Cash and cash equivalents at end of year		9,129	308,200

Notes to Company Financial Statements
for the year ended 31 December 2021

1.    Property, plant and equipment

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	1,039	2,054	1,910	5,003
Additions	—	2	—	2
Foreign currency movement	(74)	(146)	(135)	(355)

At 31 December 2021	965	1,910	1,775	4,650

Depreciation
At 1 January 2021	1,031	1,996	1,455	4,482
Charge for the year	1	29	93	123
Foreign currency movement	(74)	(139)	(111)	(324)

At 31 December 2021	958	1,886	1,437	4,281

Net book value
At 31 December 2021	7	24	338	369

At 31 December 2020	8	58	455	521

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2020	980	1,920	1,783	4,683
Additions	—	10	13	23
Foreign currency movement	59	124	114	297

At 31 December 2020	1,039	2,054	1,910	5,003

Depreciation
At 1 January 2020	958	1,841	1,275	4,074
Charge for the year	15	34	88	137
Foreign currency movement	58	121	92	271

At 31 December 2020	1,031	1,996	1,455	4,482

Net book value
At 31 December 2020	8	58	455	521

At 31 December 2019	22	79	508	609

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

2.    Intangible assets

Computer Software
$’000

Cost
At 1 January 2020	1,227
Additions	—
Foreign exchange movement	13

At 31 December 2020	1,240

Additions	—
Disposals	(4)
Foreign exchange movement	(17)

At 31 December 2021	1,219

Amortisation
At 1 January 2020	1,152
Charge during the year	31
Foreign exchange movement	13

At 31 December 2020	1,196

Charge during the year	29
Eliminated on disposal	(4)
Foreign exchange movement	(16)

At 31 December 2021	1,205

Net book value
At 31 December 2021	14

At 31 December 2020	44

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

3.    Investment in subsidiaries

Investment in Subsidiary Undertakings
$’000

Cost

At 1 January 2020	241,366
Additions	365,074
Share-based payment	21,061
Share subscription payment from subsidiary companies	(36,680)
At 31 December 2020	590,821

Acquisition of PRA	5,925,751
Additions	772,500
Disposals/redemptions	(101,000)
Impairment charge	(86)
Share-based payment	100,647
Share subscription payment from subsidiary companies	(314,285)
At 31 December 2021	6,974,348

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

4.    Deferred taxation
The net deferred tax asset at 31 December 2021 and 31 December 2020 was as follows:

	31 December 2021	31 December 2020
	$'000	$'000

Deferred taxation assets:
Accrued expenses and payments on account	435	376
Property, plant and equipment	6	9
Loans to subsidiaries	50	50

Total deferred taxation assets	491	435

Deferred taxation liabilities:
Property, plant and equipment	—	(1)
Accrued expenses and payments on account	—	—

Total deferred taxation liabilities	—	(1)

Net deferred taxation asset	491	434

	Balance 1 January 2021	Recognised in Income	Balance 31 December 2021
	$'000	$'000	$'000

Deferred taxation assets
Accrued expenses and payments on account	376	59	435
Property plant and equipment	9	(3)	6
Loans to subsidiaries	50	—	50

Total deferred taxation assets	435	56	491

Deferred taxation liabilities
Property, plant and equipment	(1)	1	—
Accrued expenses and payments on account	—	—	—

Total deferred taxation liabilities	(1)	1	—

Net deferred taxation asset	434	57	491

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

4.    Deferred taxation (continued)

	Balance 1 January 2020	Recognised in Income	Balance 31 December 2020
	$'000	$'000	$'000

Deferred taxation assets
Accrued expenses and payments on account	364	12	376
Property, plant and equipment	9	0	9
Loans to subsidiaries	50	—	50

Total deferred taxation assets	423	12	435

Deferred taxation liabilities
Property, plant and equipment	(2)	1	(1)
Accrued expenses and payments on account	—	—	—

Total deferred taxation liabilities	(2)	1	(1)

Net deferred taxation asset	421	13	434

At 31 December 2021 and 31 December 2020 the Company had no operating loss carry forwards for income tax purposes. At 31 December 2021 the Company had an unrecognised deferred tax asset in respect of unutilised foreign tax credits carried forward of $7.8 million (2020: $6.6million).

5.    Other current assets

	31 December 2021	31 December 2020
	$’000	$’000

Prepayments	98	192
Other receivables	1,138	1,239

Total	1,236	1,431

6.    Amounts due from/to subsidiary undertakings

	31 December 2021	31 December 2020
	$’000	$’000

Amounts due from subsidiary undertakings	265,788	164,992
Amounts due to subsidiary undertakings	(1,283)	(1,305)

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts fall due within one year. No allowance for expected credit losses has been recorded as amounts are expected to be fully recovered.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

7.    Accrued and other liabilities

	31 December 2021	31 December 2020
	$’000	$’000

Non-current other liabilities
Non-current lease liabilities	1,558	2,108
Non-current other liabilities	5,122	6,022

Total	6,680	8,130

	31 December 2021	31 December 2020
	$’000	$’000

Current liabilities
Current lease liabilities	1,050	1,410
Accruals and other liabilities	9,764	9,875

Total	10,814	11,285

8.    Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Statement of Profit and Loss
Expenses recharged to subsidiary companies	9,117	5,953
Dividend received from subsidiary companies (a)	41,237	233,927

Total	50,354	239,880

Statement of Cash Flows
Decrease in amounts due from/to subsidiary undertakings	213,052	424,379

Total	213,052	424,379
(a)During 2021, the Company received dividends of $41.2 million (2020: $233.9 million) from its subsidiary undertakings; ICON Clinical Research Limited ($35.9 million) and ICON Clinical International Unlimited Company ($5.3 million).

Directors and Executive Officers of the Parent Company are the same as those for the Group. For information on transactions with Directors and Executive Officers see note 30 Related parties, to the Consolidated Financial Statements, and for information on Directors’ remuneration see note 9 Payroll and related benefits.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

9.    Leases
Right-of-use assets
The Company has the following right-of-use assets:

	Premises	Equipment	Motor vehicles	Total
	$'000	$'000	$'000	$'000
Depreciation charge for 2021	936	28	353	1,317
Right-of-use assets at 31 December 2021	1,911	9	699	2,619
Depreciation charge for 2020	1,083	38	426	1,547
Right-of-use assets at 31 December 2020	2,900	39	243	3,182
Additions to right-of-use assets during 2021 were $1.0 million (2020: $0.3 million).
The weighted average remaining lease term as at 31 December 2021 is 2.18 years (2020: 2.70 years).
Lease liabilities
Future minimum lease payments under non-cancellable leases as of 31 December 2021 were as follows:

Minimum rental
payments
$'000
2022	1,277
2023	818
2024	457
2025	79
2026	—
Thereafter	—
Total future minimum lease payments	2,631
Lease imputed interest	(23)
Total	2,608
Lease liabilities are presented as current and non-current. Current lease liabilities of $1.1 million have been included in accrued and other liabilities as at 31 December 2021 (2020: $1.4 million).
Amounts recognised in profit or loss
The following amounts were recognised in profit and loss:

	31 December 2021	31 December 2020
	$'000	$'000
Depreciation of right-of-use assets	1,317	1,547
Interest on lease liabilities	17	18
The depreciation cost of right-of-use assets is recorded within other operating expenses and interest on lease liabilities is recorded within finance costs.
During the year ended 31 December 2021, the Company did not incur any costs related to variable lease payments.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

10.    Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.
11.    Financial instruments

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise cash and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, foreign exchange risk and interest rate risk.

Credit risk

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed in respect of the receivables at 31 December 2020 and 31 December 2021. The identified impairment loss was immaterial.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies. As the Group is financially sound and the subsidiary entities that the Company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short-term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as the Group. Details of the Group’s bank credit lines and facilities are set out in note 23 Bank credit lines and loan facilities.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2021
	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6 to 12 mths $’000	1 to 2 years $’000	2 to 5 years $’000	More than 5 years $’000

Accounts payable	—	—	—	—	—	—	—
Lease liability	2,608	2,631	639	638	818	536	—
Accruals and other liabilities	14,886	14,886	7,984	1,780	300	2,427	2,395
	17,494	17,517	8,623	2,418	1,118	2,963	2,395

At 31 December 2020
	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6 to 12 mths $’000	1 to 2 years $’000	2 to 5 years $’000	More than 5 years $’000

Accounts payable	—	—	—	—	—	—	—
Lease liability	3,518	3,540	705	705	1,176	954	—
Accruals and other liabilities	15,897	15,897	8,059	1,815	1,285	2,414	2,324
	19,415	19,437	8,764	2,520	2,461	3,368	2,324

Notes to Company Financial Statements (continued)
for the year ended 31 December 2021

11.    Financial instruments (continued)

Foreign currency risk
While the functional currency of the Company is USD, the functional currency of the branches is Euro. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 31 December 2021 the Company had $Nil US dollar denominated bank loans (2020: $Nil).

Interest rate risk
The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in required currencies at both fixed and floating interest rates. In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available having regard to current market rates and future trends. The Company has no external borrowings.

Fair values
Financial instruments are measured in the Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and assumed to be approximate to their fair values due to the short-term nature of these balances.

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts are therefore recorded as due within one year. Fair value is deemed to equal carrying value on this basis.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

12.    Approval of financial statements

The Board of Directors approved the Company Financial Statements on 17 June 2022.

Reconciliation from IFRS to US Accounting Policies
The Consolidated Financial Statements set out on pages 35 to 137 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”). The material differences as they apply to the Consolidated Financial Statements are as follows:

(a) Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS. The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2022. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b) Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations. As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards. Business combinations prior to this date have not been restated. In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment. U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000, the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA. The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly:

(i)the Group’s historic U.S. GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre-acquisition charge under IFRS.

(c) Share-based payment expense

IFRS requires that the fair value of share-based payments be expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity. In the year ending 31 December 2021, the Group has accounted for share-based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share-based payments be expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity.

There is a difference in recorded expense because firstly, different periods are in scope for both treatments due to the different effective dates under both standards and secondly, due to different models used to calculate the fair value of options. Under U.S. GAAP the Black-Scholes model was used for the calculation of the expense, whereas under IFRS the binomial model has been used.

U.S. GAAP requires that the accelerated graded vesting attribution approach is applied in respect of awards with straight line graded vesting. IFRS requires that each instalment of an award where there is graded vesting is treated as a separate grant with a different fair value. Each instalment is therefore separately measured and charged to the Consolidated Statement of Profit and Loss over the related vesting period. This results in accelerated expense recognition under IFRS.

(d) Stock-based Compensation Arrangements in a Business Combination

An exchange of share-based payment awards in a business combination is treated as a modification under IFRS 2. The replacement awards and the original acquiree awards should both be measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in IFRS 2.

U.S. GAAP requires the attribution of compensation cost for the acquirer’s replacement awards in the post-combination financial statements to be based on the acquirer’s attribution policy (i.e., straight-line approach or graded-vesting approach). Under IFRS, however, the graded vesting approach is required for all awards with graded vesting features based on the requirements in IFRS 2.

Reconciliation from IFRS to US Accounting Policies (continued)

(e) IAS 19R Defined Benefit Pensions

The Group has recognised the net interest expense of the defined benefit pension scheme within payroll costs (operating expenses) in the Consolidated Statement of Profit and Loss under IAS19R which is consistent with the U.S. GAAP treatment of this cost. Additional net credits related to the defined benefit pension schemes refer to the adjustment required to reverse the application of the corridor approach permitted under U.S. GAAP and the different net interest expense recorded under IFRS and U.S. GAAP.

(f) Current tax and deferred tax assets

U.S. GAAP, ASC 740, Income Taxes requires recognition of a deferred tax asset in respect of the cumulative amount of compensation cost recognised in the financial statements in respect of unexercised options that will give rise to a future tax deduction. The tax deduction is based on the intrinsic value of the options, with the full tax deduction recorded in profit or loss in the year of exercise.

IFRS also requires that a deferred tax asset is recognised in respect of options not yet exercised where a tax deduction will arise. IAS 12 Income taxes requires that the tax deduction is estimated. The fair value estimate is based on the share price at the exercise date.

U.S. GAAP, ASC 740, Income Taxes requires recognition of a current tax benefit of certain tax deductions arising from Share-based payment windfall gains in the Consolidated Statement of Operations. IFRS requires that the current tax benefit of these Share-based payment windfall gains is recognised through Equity, in the Share-based payment reserve.

(g) IFRS 16 Leases

Under US GAAP, ASC 842 'Leases', lessees account for leases as operating or finance. Costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight-line basis over the lease term. Lease costs for all leases under IFRS 16 are comprised of the depreciation of right-of-use assets and the interest charge in respect of the associated lease liability.

(h) Contract Assets and Contract Liabilities in a Business Combination

In October 2021, the FASB issued ASU 2021-08 'Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers'. The amendments in this ASU require that an entity (acquirer) recognise and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The Company has adopted the amendments in this ASU for year ended 31 December 2021 and applied the amendments to interim periods from the beginning of the fiscal year. The Company has applied the amendments of this ASU to the Merger with PRA, completed on 1 July 2021.

IFRS 3 'Business Combinations' does not have a similar fair value measurement exception for contract assets and contract liabilities. As a result, contract liabilities will be have a lower valuation under IFRS compared to U.S. GAAP with the valuation adjustment being charged to revenue over the life of the contract with the customer.

(i) Noncontrolling interest

ICON acquired a majority ownership interest in MeDiNova during 2019. Included in the purchase agreement were put and call option arrangements with the noncontrolling interest holders that required (put option) or enabled (call option) ICON to purchase the remaining minority ownership at a future date. Under US GAAP, the option is accounted for as temporary equity, which is presented separately as redeemable noncontrolling interest on the Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'. Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings.
Under IFRS, the put and call options are required to be bifurcated from the noncontrolling interest. ICON does not have present access to the returns of the noncontrolling interest and this is retained by the noncontrolling interest holders. The noncontrolling interest is recorded at its fair value at the acquisition date in equity. The financial liability for the noncontrolling interest put option is recognised at the present value of the amount payable upon exercise of the option. On initial recognition, the corresponding debit relating to the financial liability is made to equity attributable to the Company within the category 'put option in noncontrolling interest shares'. The financial asset relating to the call option meets the definition of a derivative under IFRS 9 and has been measured at fair value through the profit and loss in accordance with IFRS 9.

Reconciliation from IFRS to US Accounting Policies (continued)
All subsequent changes in the carrying amount of the financial liability that result from the remeasurement of the present value of the amount payable upon exercise of the noncontrolling interest put option are recognised in the profit or loss attributable to the Company under IFRS.
(j) Put and call options in unconsolidated entities

On 24 July 2020, the Group entered into an agreement to jointly establish a new company, Oncacare, with a third-party. The Group will own 49% of the voting share capital with the majority third party owning the remaining 51% voting share capital. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Group in a two and half year period, commencing 1 January 2023 and the Group also has the right to acquire the 51% majority voting share capital from 1 August 2025. Under IFRS, these option arrangements are derivative financial instruments which have been bifurcated and separately recorded from the equity host contract as Oncacare is not part of the Group. These option arrangements will be measured at their fair value at each reporting period with changes in the fair value of the financial instruments recorded through the Consolidated Statement of Profit and Loss. The fair value of these derivative financial instruments is nil at 31 December 2021 and 31 December 2020. As such, there exists no recognition or measurement difference between the consolidated financial statements prepared under U.S. GAAP from those prepared under EU IFRS.

The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP:

(i)Effect on profit for the financial year

	Year ended 31 December 2021	Year ended 31 December 2020
	$’000	$’000

Profit for the financial year attributable to equity holders and noncontrolling interest as stated under IFRS	174,452	331,425

U.S. GAAP adjustments
Share-based payment expense under IFRS	105,859	26,597
Share-based payment expense under U.S. GAAP	(133,844)	(26,271)
Fair value adjustment to unearned revenue under IFRS	8,000	—
Fair value movement on put option under IFRS	—	(2,540)
Right-of-use asset amortisation adjustment under IFRS	(91)	467
Deferred tax adjustments on share-based payments	(8,486)	(878)
Current tax adjustments on share-based payments	7,809	3,816
Deferred tax adjustments on leases	(438)	(60)
Additional costs defined benefit pension scheme	(76)	408

Net income as stated under U.S. GAAP	153,185	332,964

Basic earnings per Ordinary Share under U.S. GAAP	$2.28	$6.20

Diluted earnings per Ordinary Share under U.S. GAAP	$2.25	$6.15

Reconciliation from IFRS to US Accounting Policies (continued)
(ii) Effect on shareholders’ equity

	31 December 2021	31 December 2020
	$’000	$’000
Total equity attributable to the owners and noncontrolling interest as stated under IFRS	8,177,865	1,880,669

U.S. GAAP adjustments
Goodwill (net) arising on PRA merger related stock compensation	(58,199)	—
Fair value adjustment to unearned revenue under IFRS	8,000	—
Right-of-use asset amortisation adjustment under IFRS	2,515	1,482
Deferred tax adjustments on leases	(677)	(240)
Goodwill (net) arising on merger with PRAI	(14,009)	(14,009)
Deferred tax adjustments on share-based payments	(48,668)	(17,666)

Total equity attributable to the owners and noncontrolling interest as stated under U.S. GAAP	8,066,827	1,850,236

(iii) Effect on total assets

	31 December 2021	31 December 2020
	$’000	$’000
Total assets as stated under IFRS	17,491,317	3,465,799

U.S. GAAP adjustments
Right-of-use asset amortisation adjustment under IFRS	1,092	1,482
Goodwill (net) arising on PRA merger related stock compensation	(58,199)	—
Goodwill (net) arising on merger with PRAI	(14,009)	(14,009)
Goodwill on fair value adjustment to unearned revenue under IFRS	16,000	—
Deferred tax adjustments on share-based payments	(48,668)	(17,666)
Deferred tax adjustments on right-of-use assets	(174)	—
Deferred tax asset and liability offset	(269)	—

Total assets as stated under U.S. GAAP	17,387,090	3,435,606

(iv) Effect on total liabilities

	31 December 2021	31 December 2020
	$’000	$’000
Total liabilities as stated under IFRS	9,313,452	1,585,130

U.S. GAAP adjustments
Fair value adjustment to unearned revenue under IFRS	8,000	—
Lease liability valuation adjustment under IFRS	(1,423)	—
Deferred tax adjustments on leases	503	240
Deferred tax asset and liability offset	(269)	—

Total liabilities as stated under U.S. GAAP	9,320,263	1,585,370

Appendix A: Risk Factors
Risk Related to Our Business and Operations

We depend on a limited number of customers and a loss of or significant decrease in business from one or more of them could affect our business.
During the year ended 31 December 2021, 31.6% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.0% of revenue for the year. During the year ended 31 December 2020, 39.1% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues during the period (12.1%). No other customer contributed more than 10% of our revenues during this period. During the year ended 31 December 2019, 37.6% of our revenues were derived from our top five customers, with two customers contributing more than 10% of our revenues during the period (the largest contributing 12.5% and the second largest contributing 10.2%). No other customer contributed more than 10% of our revenues during this period. If we lose clients, we may not be able to attract new ones and if we lose individual projects, we may not be able to replace them. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Our financial results may be adversely impacted if we under price our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

Many of our contracts are long-term fixed price or fixed unit price contracts for services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Revenue recognised on these service contracts are based on an assessment of progress towards completion being the cost of time and other third-party costs as a percentage of total estimated time and other third-party costs to deliver our services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Estimating time and costs to complete requires judgment and includes consideration of the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. We regularly review the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.

We bear the risk of cost overruns unless the scope of activity is revised from the contract specifications and we are able to negotiate a contract modification. We endeavour to ensure that any changes in scope are appropriately monitored and change orders or contract modifications are promptly negotiated and documented for changes in scope. If we were to fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees, it could materially adversely affect our operations and financial results.

The potential loss or delay of our large contracts or of multiple contracts could adversely affect our results.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

•the failure of products being tested to satisfy safety or efficacy requirements;
•unexpected or undesired clinical results of the product;
•a decision that a particular study is no longer necessary or viable;
•poor project performance, quality concerns, insufficient patient enrolment or investigator recruitment; and
•production problems resulting in shortages of the drug.

As a result, contract terminations, delays or other changes are part of our clinical services business. In the event of termination, our contracts often provide for fees for winding down the trial but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilisation rates. In addition, we may not realise the full benefits of our unsatisfied performance obligation of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Therefore, the loss, early termination or delay of a large contract or contracts could adversely affect our revenues and profitability.

Appendix A: Risk Factors (continued)
If we do not generate new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial conditions, results of operations or cash flows may be materially adversely affected.

Our business is dependent on our ability to generate new business awards from new and existing customers and maintain existing customer contracts. If we were unable to generate new business awards on a timely basis and contract for those awards, that could have a material impact on our business, financial condition, results of operations or cash flows.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, we may not have or adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations could be adversely impacted.

If we fail to attract or retain key personnel, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating people. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high calibre clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrolment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trials. Insufficient or inappropriate patient enrolment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

The Company is focused on continuing to develop its expertise in patient recruitment and on 3 September 2020, announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralised trails. The site network includes PMG Research in the US and MeDiNova in EMEA. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrolment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrolment and engagement.

Improved site selection is achieved through:

•leading technology to identify where the patients are that match the protocol;
•assessment of the qualification of sites based on real data;
•partnerships with leading technology vendors such as Intel, EHR4CR and TriNeTX and developing the capability to enable EMR interrogation into clinical insights such as sub-populations and larger pre-screened pool where the technology and regulations are enabled.

The burden on the site, in ensuring patient enrolment and engagement, is achieved through integrated site networks. ICON has a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the DuPage Medical Group. During 2019, we further enhanced our site and patient recruitment abilities through the strategic acquisitions of MeDiNova and CRN. In 2020, we entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third party. Oncacare operates as a specialised oncology site network in the US and EMEA regions. The new site network is focused on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA, to accelerate the recruitment and retention of patients into oncology trials. The oncology site network operates as a joint venture between the Company and a third party company which has extensive experience in developing and running a site network. We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

Appendix A: Risk Factors (continued)

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrolment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

The combined Company may face challenges retaining employees through the integration period which could delay the integration plan, cause disruption to day-to-day activities and result in additional costs to the business.

The attraction, development and retention of our talent is critical to the success of the combined Company, and we are working to strengthen processes around these areas to minimise retention risk and support a successful integration. The Company, led by the Chief Human Resource Officer, is taking meaningful action to retain employees. Through our annual Talent Review process we have identified opportunities for improvement as it relates to employee retention. Our 2022 People Plans have set specific goals for each functional area in terms of three critical areas: talent attraction, development and retention. However, we can provide no assurances that our efforts in this respect will be successful.

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business. We aim to be an industry leader: a company where talented people come to do important work, a place where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. Our success depends on the knowledge, capabilities, and quality of our people.

Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.

In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to varying natural disaster or extreme weather risks such as hurricanes, tornadoes, droughts or floods, or other events that may result from the impact of climate change on the environment, such as sea level rise. As a result, we could experience increased costs, business interruptions, destruction of facilities, and loss of life, all of which could have a material adverse effect on our business, financial condition, or results of operations. The potential impacts of climate change may also include increased operating costs associated with additional regulatory requirements and investments in reducing energy, water use and greenhouse gas emissions.

A disease outbreak, epidemic or pandemic such as COVID-19, could adversely affect our business performance.

A disease outbreak, such as influenza, coronavirus, or other biological attack could negatively impact our operations. We could experience restrictions on our ability to travel, or the ability of patients or other service providers to travel, to monitor our clinical trials and to ensure laboratory samples are collected and analysed on time as a result of an outbreak. The potential impact of an epidemic or pandemic may also result in increased operating costs and result in a requirement to increase investment in impact prevention.

COVID-19 has, and may continue to, adversely affect our business performance, and could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations. We have experienced a negative impact on our operations as a result of the global spread of COVID-19, including restrictions on our ability to ensure laboratory samples are collected and analysed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel. We have also experienced costs associated with impact prevention.

Appendix A: Risk Factors (continued)
The COVID-19 outbreak continues to evolve. While our site network and office facilities have begun to re-open on a phased basis, the extent to which the outbreak may continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of COVID-19, additional phases of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions and the effectiveness of actions taken throughout the world to contain and treat the disease. We may also be required or choose to take temporary measures to again take temporary precautionary measures intended to help minimise the risk of infection from the virus for our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide and discouraging attendance at industry events, industry and other conferences, and in-person work-related meetings, which could negatively affect our business and cannot presently be predicted with confidence.

 Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber-attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We will continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•disruption or failure of data centres, telecommunications facilities or other key infrastructure platforms;
•security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon or that have access to our systems;
•security breaches, cyber-attacks or malfunctions with key suppliers or partners who we rely on to provide services to customers; and
•excessive costs, excessive delays or other deficiencies in or problems with systems development and deployment.

The materialisation of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorised disclosure of proprietary, confidential or other data, as well as reputational harm.

While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber-attacks and similar events that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of one or more contracts, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber-attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorised disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cyber-security controls there is a risk that unauthorised access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programmes could result in negative publicity, significant remediation costs, legal liability, loss of customers and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

Our information systems and those of third parties which we utilise may face increased cybersecurity risks due to the COVID-19 pandemic, including from the significant number of employees that are working remotely or otherwise impacted by stay-at-home orders. Additional remote access points provide new potential vulnerabilities to cybercriminals. Employees of ICON and third parties may be more susceptible to social engineering efforts, and to phishing attempts which can disguise malware as a legitimate effort to circulate important information relating to COVID-19.

Appendix A: Risk Factors (continued)
Additionally, ICON completed the Merger with PRA on 1 July 2021 and, as a result, the IT landscape and physical footprint of the Company has increased significantly. As the organisation invests in the consolidation of offices, data centers, IT systems and business services a significant amount of due diligence has been completed to understand the IT landscape and increased attack surface. While the organisation continues with substantial integration efforts, a failure to effectively manage these activities in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardised global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programmes to optimise business processes with respect to our services. A failure to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programmes to optimise our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to prevent us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. We are continuing to develop opportunities for automation across ICON using state of the art automation tools including Robotic Process Automation (RPA), the development of new applications and capabilities, and enabling deeper integration across our digital ecosystem. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK, Firecrest, Integrated Dataverse (IDV®) and One Search services. Also, increased requirements for investment in information technology may negatively impact our financial condition, including profitability.

Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.

We continue to pursue business transformation initiatives to embed technology and innovation and deliver operational efficiencies. As part of these initiatives, we seek to improve our productivity, flexibility, quality, functionality and cost savings by our on-going investment in global technologies, continuous improvement of our business processes and functions to deliver economies of scale. These initiatives may not deliver their intended gains or be completed in a timely manner which may adversely impact our competitiveness and our ability to meet our growth objectives and therefore, could adversely affect our business and operating results, including profitability.

We rely on our interactive response technologies to provide accurate information regarding the randomisation of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run and web based interactive response technologies to automatically manage the randomisation of patients in trials, assign the study drug and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and invalidation of the trial and/or liability claims against the Company, amongst other things, any of which could have a material effect on our financial condition and operations.

Appendix A: Risk Factors (continued)
A failure to identify and successfully close and integrate strategic acquisition targets could adversely impact our ongoing business and financial results.

We have made a number of acquisitions and continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, complete an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

•effectively and quickly assimilate the operations and services or products of the acquired company or business;
•integrate acquired personnel;
•retain and motivate key employees;
•retain customers; and
•minimise the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some or all of the assets of the acquired company or business.

ICON may be unable to realise anticipated cost and tax synergies and expects to incur substantial expenses related to the Merger.

ICON expects to generate run rate cost synergies of approximately $150 million and tax savings from the combined target effective tax rate; both to be realised within approximately four years after completion of the Merger. ICON’s ability to achieve such estimated cost and tax synergies in the timeframe described, or at all, is subject to various assumptions by ICON’s management, which may or may not prove to be accurate, as well as the incurrence of costs in ICON’s operations that offset all or a portion of such cost synergies. As a consequence, ICON may not be able to realise all of these cost and tax synergies within the timeframe expected or at all. In addition, ICON may incur additional or unexpected costs in order to realise these cost and tax synergies. ICON’s ability to realise tax synergies is subject to uncertainties. Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the Merger. In addition, ICON has incurred and will incur substantial expenses in connection with completion of the Merger. ICON expects to continue to incur non-recurring costs associated with consummating the Merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Merger and include, among others, fees paid to financial, legal and accounting advisors, employee benefit costs and filing fees. Such costs, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ICON following the completion of the Merger.

Improper performance of our services could adversely impact our reputation and our financial results.

The performance of clinical development services is complex and time-consuming. We may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavour to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

Appendix A: Risk Factors (continued)
Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing companies. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the health care industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader health care market may adversely impact our relationships with biopharmaceutical customers and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader health care market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

We have only a limited ability to protect our intellectual property rights and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure, invention assignment and other contractual arrangements and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties and we might not be able to detect unauthorised use of, or take appropriate and timely steps to enforce our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight and we may not be successful in enforcing our rights.

The biopharmaceutical industry has a history of patent and other intellectual property litigation and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement legal proceedings by companies that have patents for similar business processes or other legal proceedings alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages and we could be required to stop the infringing activity or obtain a license to use technology on unfavourable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

We act as authorised representative and legal representative for some clients pursuant to certain EU legislation.

We act as authorised representative pursuant to Medical Devices Directive 93/42/EEC (“MDD”) and Active Implantable Medical Devices Directive 90/385/EEC (“AIMD”) for certain clients who are located outside of the European Union. Medical Devices Regulation 2017/745 (“MDR”) replaced MDD on 26 May 2020 and provides for increased responsibility, and accordingly increased risk, for authorised representatives. As authorised representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

We also act as legal representative pursuant to MDD and AIMD, and will continue to do so pursuant to MDR, for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. As legal representative, we are responsible for ensuring compliance with the client’s obligations pursuant to MDR and we are the addressee for all communications with the client provided for under MDR.

Appendix A: Risk Factors (continued)

We provide these services subject to certain terms and conditions which are contained in our agreements with clients pertaining to these services. We aim to reduce any potential liability associated with these activities by seeking contractual indemnification from our clients and by maintaining an appropriate level of insurance cover. However, there is no guarantee that the specific insurance will be available or that a client will fulfil its obligations in relation to their indemnity.

We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

Our services are derived from, or include, the use of data we collect from third parties. We have several data suppliers that provide us with a broad and diverse scope of information that we collect, use in our business and sell.

We generally enter into long-term contractual arrangements with many of our data suppliers. At the time we enter into a new data supply contract or renew an existing contract, suppliers may increase our cost to obtain and use the data provided by such supplier, increase restrictions on our ability to use or sell such data, or altogether refuse to license the data to us. Also, our data suppliers may fail to meet or adhere to our quality control standards or fail to deliver the data to us. Although no single supplier is material to our business, if suppliers that collectively provide a significant amount of the data we receive or use were to increase our costs to obtain or use such data, further restrict our access to or use of such data, fail to meet or adhere to our quality control standards, refuse to provide or fail to deliver data to us, our ability to provide data-dependent services to our clients may be adversely impacted, which could have a material adverse effect on our business, results of operations, financial condition or cash flow.

We rely on third parties for important products, services and licenses to certain technology and intellectual property rights, if there was failure in delivery by these parties, we might not be able to continue to obtain such products, services and licenses.
We depend on certain third parties to provide us with products and services critical to our business. Such services include, among others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to do so in compliance with applicable regulatory requirements, could have a material adverse effect on our business.

Some of our services rely on intellectual property, technology and other similar property owned and/or controlled by third parties. Our licenses to this property and technology could terminate or expire and we might not be able to replace these licenses in a timely manner. Also, we might not be able to renew these licenses on similar terms and conditions. Failure to renew these licenses, or renewals of these licenses on less advantageous terms, could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Risk Related to Our Industry

Outsourcing trends in the pharmaceutical, biotechnology and medical device industries and changes in spending and research and development budgets could adversely affect our operating results and growth rates.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

•if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise our services;
•if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and
•if unfavourable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

Appendix A: Risk Factors (continued)
Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies, in particular, are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers. The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates. Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry. A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

We operate in a highly competitive and dynamic market.

The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results.

The type and depth of services provided by CROs has changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

New entrants may also enter the market which would further increase competition and could adversely affect our business and operations.

We may be adversely affected by industry, customer or therapeutic concentration.

We provide services to biopharmaceutical, biotechnology, medical device and government organisations and our revenue is dependent on expenditures by these customers. Our business could therefore be adversely impacted by mergers, consolidation, business failures, distress in financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development progress. There has been consolidation in the biopharmaceutical market in recent years. If the number of our potential customers were to decline in the future, they may be able to negotiate price discounts or other terms for services that are less favourable to us than they have been historically.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter. They may fall short of prior periods, our projections or the expectations of securities analysts or investors, which may adversely affect the market price of our stock.

Our results of operations in any quarter can fluctuate or differ from expected or forecast results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation, cancellation or termination of projects in a quarter, the mix of activity, cost overruns, employee hiring and other factors. Our revenue in any period is directly related to the number of employees who were working on billable projects together with investigator activity during that period. We may be unable to compensate for periods of under-utilisation during one part of a fiscal period by earning revenue during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indicator of future results.

Also, if in future quarters, we are unable to continue to deliver operational efficiencies and our expenses grow faster than our revenues, our operating margins, profitability and overall financial condition may be materially adversely impacted.

Appendix A: Risk Factors (continued)
Our exposure to exchange rate fluctuations could adversely affect our results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of subsidiary companies' financial results into U.S. dollars in reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter. Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions. These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences, additional taxes, fines or penalties which could have a material adverse impact on our effective tax rate and our financial condition and results.

Our unsatisfied performance obligations may not convert to revenue and the rate of conversion may slow.

Our unsatisfied performance obligation is that element of awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the unsatisfied performance obligation. No assurances can be given that we will be able to realise this unsatisfied performance obligation in full as revenue. A failure to realise these awards could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects increases, the rate at which awards convert to revenue may be slower than in the past. A significant reduction in the rate of conversion could have a material impact on our results of operations.

The Company is exposed to various risks in relation to our cash and cash equivalents and short-term investments.

The Company’s treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances. These balances are classified as cash and cash equivalents or short-term investments depending on the maturity of the related investment. Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less. Short-term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with whom we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds) and other factors.

Although we have not recognised any significant losses to date on our cash and cash equivalents or short-term investments, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

Changes in accounting standards may adversely affect our financial statements.

We are required to prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”) which are revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard changes, may require additional changes to the accounting treatment that we apply in preparation of our financial statements. These updates may result in unexpected variability in the timing of recognition of revenue and therefore in our operating results.

Appendix A: Risk Factors (continued)
Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government, have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to health care reform proposals, the expansion of managed care organisations in the health care market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

Healthcare reform legislation, other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.

Our results of operations and financial conditions could be affected by changes in healthcare spending and policy.  The healthcare industry is subject to changing political, regulatory and other influences. It is possible that legislation will be introduced and passed in the United States repealing, modifying or invalidating the current healthcare reform legislation, in whole or in part, and signed into law. Because of the continued uncertainty about the implementation of the current healthcare reform legislation, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the current healthcare reform legislation or its repeal on the health care sector, on our customers and ultimately on our financial condition or results of operations.

The unrest in Eastern Europe could adversely affect our results of operations.

The current unrest in Eastern Europe has led to, among other things, hardship and the imposition of international economic sanctions aimed at the region. While the situation is subject to change, there remains the possibility of additional and harsher sanctions if the conflict intensifies. If that were to happen, our operations in the region may be severely curtailed or eliminated, which could adversely affect our results of operations. In addition, if the current unrest broadens or further escalates, our operations may be severely curtailed, which could adversely affect our results of operations.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

Failure to comply with the regulations and requirements of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or "FDA", and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:
•termination of or delay in any research;
•disqualification of data;
•denial of the right to conduct business;
•criminal penalties;
•other enforcement actions including debarment from government contracts;
•loss of clients and/or business; and
•litigation from clients and/or patients and/or regulatory authorities and/or other affected third parties, and resulting material penalties, damages and costs.

Appendix A: Risk Factors (continued)
We are subject to political, regulatory, operational and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues. However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, compliance with economic sanctions, laws and regulations, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies. In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights. In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.

The FCPA, UK Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions prohibit us and our offices, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorising, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favourable treatment. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. The UK Bribery Act also prohibits "commercial" bribery and accepting bribes.

Our global business operations also must be conducted in compliance with applicable export controls and economic sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s (the “U.S. Treasury”) Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Her Majesty’s Treasury and other relevant sanctions authorities.

Our internal policies mandate compliance with these anti-corruption and economic sanctions laws. We also operate in many jurisdictions in which bribery or corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programme safeguards, we cannot assure that our internal control policies, procedures and safeguards will protect us from acts in violation of anti-corruption and economic sanctions laws committed by employees or other third parties associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of anti-corruption and economic sanctions laws, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption and economic sanctions laws can result in restatements of, or irregularities in, our financial statements, disgorgement of profits, related stockholder lawsuits as well as severe criminal or civil sanctions. In some cases, companies that violate anti-corruption and economic sanctions laws might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, the U.S. government or other governments may seek to hold us liable for successor liability of anti-corruption and economic sanctions laws committed by companies that we acquire or in which we invest. Changes in anti-corruption and economic sanctions laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows.

Appendix A: Risk Factors (continued)
Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased costs to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is subject to governmental regulation generally in the country that the personal data was collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and as amended in 2014 by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, require individuals’ written authorisation, in addition to any required informed consent, before Protected Health Information may be used for research. Such regulations specify standards for de-identifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorisations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. As there are some instances where we are a HIPAA “business associate” of a “covered entity”, we can also be directly liable for mishandling protected health information. Under HIPAA’s enforcement scheme, we can be subject to up to $1.5 million in annual civil penalties for each HIPAA violation.

The European data protection framework was significantly revised in 2018 with the coming into force of the General Data Protection Regulation ('GDPR') containing new provisions specifically directed at the processing of health information, sanctions of up to 4% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation. Post GDPR implementation we are receiving increased volumes and breadth of data protection/privacy queries from both sponsors and strategic alliance partners and anticipate that this will continue.

For the regulators in the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying special obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. EU regulations also apply to the personal data of EU data subjects travelling or living outside the EU. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorised activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programmes and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies or data or documentation fraud or manipulation, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Appendix A: Risk Factors (continued)
The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.
Revenues from our government customers are derived from sales to federal, state and local governmental departments and agencies through various contracts. Sales to public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, generally contracts in the public segment are terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.

We may face legal claims involving stockholders, consumers, clinical trial subjects, competitors, regulators and other parties. As described in note 29 - Litigation, we are engaged in legal proceedings. Litigation and other legal proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in business practices, or requiring other remedies, including, but not limited to, compulsory licensing of patents.

Customer Claims
If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to deliver our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice and our internal requirements and standard operating procedures thereby exposing us to the risk of claims by customers.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions brought against the investigators with whom we contract.

Indemnification from Customers
Indemnifications provided by our customers against the risk of liability for personal injury to or death of the patients arising from a study drug vary from customer to customer and from trial to trial and may not be sufficient in scope or amount, or our customer may not have the financial ability to fulfil their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees which could lead to litigation from customers or action or enforcement by regulatory authorities.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. In the future we may be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

Appendix A: Risk Factors (continued)
Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance ('ESG') matters, which are considered to contribute to the long-term sustainability of companies’ performance. A variety of organisations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicised. Customer's may have specific ESG related requirements or targets and if we fail to meet these targets we may lose business. In addition, investment in funds that specialise in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasised the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the Company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the Company’s board of directors in supervising various sustainability issues. We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s perceived expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Risk Related to Our Indebtedness

We have incurred substantial additional indebtedness in connection with the Merger, which could impair our flexibility and access to capital and could adversely affect the combined Company’s business, financial condition or results of operations.

Following completion of the Merger and the other transactions contemplated by the Merger Agreement, the Company has a substantial amount of debt. ICON borrowed approximately $6,015 million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the Merger Agreement, pay related fees and transaction costs in connection with the transactions, and refinance existing indebtedness. This increased level of borrowings could adversely affect the Company in a number of ways, including, but not limited to, by placing us at a competitive disadvantage compared to our competitors that have less debt, causing us to incur substantial fees from time to time in connection with debt amendments or refinancing, making it more difficult for the Company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the Company’s cash flows from operations for the payment of interest on the Company’s debt, reducing the Company’s flexibility to respond to changing business and economic conditions, and reducing funds available for the Company’s investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.

In addition, ICON’s increased level of indebtedness could adversely affect ICON’s credit rating, which could result in increased borrowing costs for the Company in the future. No assurances can be made that ICON will be able to refinance any indebtedness incurred in connection with the Merger on terms acceptable to it or at all.

Covenants in our credit agreement and the indenture governing the Senior Secured Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.

The Senior Secured Credit Facilities and the indenture include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:
•make dividends, investments and other restricted payments;
•enter into sale and leaseback transactions;
•incur or assume liens or additional debt;
•dispose of assets;
•engage in mergers or reorganisations; or
•enter into certain types of transactions with affiliates.

The revolving credit facility also includes a financial covenant that requires us to comply with a maximum consolidated leverage ratio. Our ability to comply with this financial covenant may be affected by events beyond our control.

Appendix A: Risk Factors (continued)
Interest rate fluctuations may materially adversely affect our results of operations and financial conditions due to the variable interest rate on our senior secured term loan facility, in the event that the Company draws down on the revolving credit facility or in respect of any future issuances of debt.

Borrowings under the senior secured term loan facility amortise in equal quarterly instalments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured term loan facility is subject to a LIBOR floor of 0.50%. The Company achieved a first net leverage ratio of less than 4 times and the margin applicable to the senior secured term loan was reduced by 0.25% with the overall rate reducing from 3.0% to 2.75% with effect from 10 November 2021.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) LIBOR (or an alternative reference rate) plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilisation fees dependent on the proportion of the facility drawn. At 31 December 2021, no amounts have been drawn under the revolving loan facility with the exception of $4.1 million letters of credit given to landlords to guarantee lease arrangements.

We continue to monitor the phasing out of LIBOR. We have engaged with our lenders on the implications of the change and will continue to discuss with them as replacement rates for LIBOR become more prevalent in the syndicated lending market. The Company is therefore subject to interest rate volatility in respect of the senior secured term loan facility, any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

The phasing out of LIBOR may affect our interest expense with respect to borrowings under the Senior Secured Facilities.

On 27 July 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it intends to end the use of LIBOR effective after 31 December 2021 as the benchmark rate that many banks and issuers use to set interest rates for loans, securities, derivative contracts and other financial instruments. Recognising the need to replace LIBOR, authorities in the United States convened the Alternative Reference Rates Committee (“ARRC”) in 2014 to identify a replacement for LIBOR with respect to indebtedness denominated in U.S. Dollars. In 2017, the ARRC identified the Secured Overnight Financing Rate (“SOFR”), and in April 2018, the Federal Reserve Bank of New York began publishing SOFR. SOFR is a measure of the cost of borrowing cash overnight, collateralised by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although the U.S. Treasury-backed overnight repo market is highly liquid, there is currently no robust market for determining forward-looking, SOFR term rates. Because SOFR is an overnight risk-free rate, whereas LIBOR has various terms and an embedded credit charge, the transition from LIBOR to SOFR will require adjustments, which may continue to vary for certain forms of indebtedness and financial instruments as the relevant markets adapt to SOFR’s implementation. Similar alternative benchmark replacements will be required to be implemented in respect of indebtedness and other financial instruments that are currently based on LIBOR quotes for currencies other than the U.S. Dollar.

The credit agreement governing the Senior Secured Credit Facilities provides that borrowings denominated in U.S. Dollars will bear interest based on LIBOR or the base rate (as elected by the borrower), plus an applicable margin. The credit agreement also provides that LIBOR may be replaced by a SOFR-based rate for borrowings in U.S. Dollars upon (i) the FCA ceasing to provide LIBOR for U.S. Dollars or announcing that LIBOR is no longer representative or (ii) an early election by the Company and the administrative agent under our credit agreement to transition from LIBOR. We will continue to work with the administrative agent and other lenders to determine whether, and when, we expect to transition to a SOFR-based rate prior to LIBOR being formally phased out for the applicable tenors. This transition may impact our interest expense with respect to borrowings under the Senior Secured Credit Facilities. In addition, the phase-out of LIBOR may impact the financial markets as a whole. As such, the consequences of the phase-out of LIBOR cannot be entirely predicted at this time.

Appendix A: Risk Factors (continued)
Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:

•general market and economic conditions;
•our results of operations;
•issuance of new or changed securities analysts’ reports or recommendations;
•developments impacting the industry or our competitors;
•declines in the market prices of stocks generally;
•strategic actions by us or our competitors;
▪announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•the public's reaction to press releases and other public announcements by us or third parties, including our filings with the SEC;
•guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this      guidance;
•changes in the credit rating of our debt;
•sale, or anticipated sale, of large blocks of our stock;
•additions or departures of key personnel;
•regulatory or political developments;
•litigation and governmental investigations;
•changing economic conditions;
•exchange rate fluctuations;
•changes in accounting principles; and
•other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

If securities analysts or industry analysts do not publish reports about our business or if they downgrade our stock or our sector, our stock price and trading volumes could decline.

The trading market for common stock depends in part on the research and reports that industry or financial analysts publish about us, our business or industry. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock or our industry or the stock of any of our competitors, or publish inaccurate or unfavourable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Appendix A: Risk Factors (continued)
We do not expect to pay any cash dividends for the foreseeable future.

We currently do not expect to declare dividends on our common stock and have not done so in the past. We continue to anticipate that our earnings will be used to provide working capital, to support operations and to finance the growth and development of our business. They may also be used to continue our share repurchase programme. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to relevant laws and dependent on a number of factors, including our earnings, capital requirements and overall financial condition. Therefore, the only opportunity for stockholders to achieve a return on their investment may be if the market price of our common stock appreciates and shares are sold at a profit. The market price for our common stock may not appreciate and may fall below the price stockholders paid for such common stock.

A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC"), may be subject to Irish stamp duty.

Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC") should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if ICON ordinary shares are held as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares.

Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by the Group is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of the Group’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks and market competition.